UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 000-23195

TIER TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**94-3145844**
(State or other jurisdiction of Incorporation or organization)	*(I.R.S. Employer Identification No.)*

11130 SUNRISE VALLEY DRIVE, SUITE 300, RESTON, VIRGINIA	**20191**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code:
(571) 382-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
COMMON STOCK, $0.01 PAR VALUE	The NASDAQ STOCK MARKET, LLC

Securities Registered Pursuant to Section 12(g) of the Act
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of March 31, 2010, the aggregate market value of common stock held by non-affiliates of the registrant was $109,921,041, based on the closing sale price of the common stock on March 31, 2010, as reported on The NASDAQ Stock Market. As of November 16, 2010, there were 18,230,965 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Items 10, 11, 12, 13 and 14 of Part III (except for information required with respect to our executive officers, which is set forth under "Part I — Executive Officers") of this report, which will appear in our definitive proxy statement relating to our 2011 annual meeting of stockholders, is incorporated by reference into this report.

TIER TECHNOLOGIES, INC.
FORM 10-K

TABLE OF CONTENTS

Private Securities Litigation Reform Act Safe Harbor Statement

Certain statements contained in this report, including statements regarding the future development of and demand for our services and our markets, anticipated trends in various expenses, expected costs of legal proceedings, expectations about our technology projects, and other statements that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements relate to future events or our future financial and/or operating performance and can generally be identified as such because the context of the statement includes words such as "may," "will," "intends," "plans," "believes," "anticipates," "expects," "estimates," "shows," "predicts," "potential," "continue," or "opportunity," the negative of these words or words of similar import. These forward-looking statements are subject to risks and uncertainties, including the risks and uncertainties described and referred to under Item 1A — Risk Factors beginning on page 6, which could cause actual results to differ materially from those anticipated as of the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1 — *BUSINESS*

GENERAL

Tier Technologies, Inc., or Tier, is a leading provider of biller direct electronic payment solutions, through our primary brand Official Payments. These solutions provide payment services via multiple channels including the Internet, automated Interactive Voice Response, or IVR, call center and point-of-sale, or POS, environments. We offer our clients a front-end platform designed expressly for the biller direct market with a single source solution that simplifies the management of electronic payments. Our solutions include multiple enhanced payment services, including convenience fee payments, absorbed payments, payment reminder and automated payment scheduling. We also offer our clients a range of payment choices, including credit and debit cards, electronic checks, cash and money orders, and emerging payment methods to meet the needs of their customers. By utilizing our solutions, clients can reduce, if not eliminate, their management and expense of payment technology, PCI data security requirements, and compliance with other payment industry standards while offering their customers secure and convenient means to pay their bills. The demand for our services has been driven by an increasing preference of consumers and merchants/billers to make payments electronically, increased acceptance of online, interactive voice response systems and contact management solutions, as well as by legislative mandates.

We perform these services in a variety of markets, which we refer to as verticals. Our current verticals include:

- Federal — which includes federal income and business tax payments;
- State and Local — which includes state and local income tax payments and business tax payments;
- Property Tax — which covers state and local real property tax;
- Utility;
- Education — which consists of services to post-secondary educational institutions; and
- Other — includes local government fines and fees, motor vehicle registration and payments, rent, insurance, K-12 meal pay and fee payments and personal property tax payments.

During fiscal 2010, we also provided services in one business area which we are currently in the process of winding-down. While we continue to support our existing contracts in this area, we are not pursuing new contracts. The business that we are winding down is our Voice and Systems Automation business, or VSA, which provides services for interactive voice response systems, including customization, installation and maintenance. We expect to complete our VSA business within the next two years.

Originally incorporated in 1991 in California, we reincorporated in Delaware effective July 15, 2005. We are headquartered in Reston, Virginia. As of September 30, 2010, our 220 employees and 23 contractors provided services to over 4,600 clients nationwide.

Our Continuing Operations consist of two reportable segments, Electronic Payment Solutions, or EPS, operations and Wind-down operations. Our Wind-down operations consist of one business area that we intend to wind down over the next two years. Revenues from our EPS operations were $127.2 million for the fiscal year ended September 30, 2010. For the fiscal year ended September 30, 2010, transaction volume increased 25.9% and total dollars processed increased 13.0% over the same period last year. Our EPS operations reported a net loss of $6.2 million for fiscal 2010. Revenues from our EPS operations make up 97.7% of our revenues from Continuing Operations. The seasonality of our business causes fluctuations from one quarter to the next within our revenues and direct costs. However, our general and administrative and selling and marketing expenses are more fixed in nature. We have successfully streamlined our costs to support our Wind-down operations, while still effectively managing our ongoing contracts.

Discontinued Operations is a reportable segment, which consists of businesses we have divested through fiscal year 2009. We incur minimal residual expense relating to our divested operations. For the fiscal year ended September 30, 2010 we reported a net loss of $0.2 million for Discontinued Operations primarily associated with legal fees and restructuring expense as well as the write-off of a receivable determined to be uncollectible. These expenses were offset by a $0.6 million earn-out we received from the company that purchased our former Government Business Process Outsourcing, or GBPO, business, pursuant to a Purchase and Sale Agreement dated June 9, 2008.

ELECTRONIC PAYMENT SOLUTIONS

Our core business consists of our biller direct solutions, which we refer to as Electronic Payment Solutions, or EPS. We offer our services using several pricing options such as transaction fee, convenience fee, flat fee, or client absorbed fee (fees paid directly by the client, in lieu of those charges being paid by the constituent using the service), which can be billed as a percentage fee, a fixed fee, or some combination of both. We provide services and solutions in several different verticals. Our client base includes the U.S. Internal Revenue Service, or IRS, 27 states, the District of Columbia and nearly 4,600 additional clients, consisting primarily of local governments and other public sector clients and approximately 100 private sector clients. We processed 18.7 million customer transactions, representing $7.8 billion in payments processed across all of our verticals during fiscal 2010. As of September 30, 2010, we offered nearly 9,200 payment types. In certain instances, each customer transaction is composed of two sub-transactions, one for the payment amount and one for the fee.

Verticals

Federal — We provide businesses and individuals the opportunity to pay certain federal income and business tax obligations electronically via credit or debit cards. Payment options include all major credit cards: American Express®, Discover®, MasterCard®, Visa® and all major debit cards including some regional ATM card networks. Payment channels include Internet, IVR, and agent (a third-party provider who accepts payments on behalf of our client). The revenues we receive for these services are typically based on a percentage of dollars processed. During tax year 2010, we provided payment services for 23 types of tax forms for the IRS. The leading form paid through our services is the individual IRS Form 1040, and when taxpayers submit this form, they typically pay the "balance due" on their taxes at the conclusion of the tax year. Based on the timing of tax obligation due dates, we typically see higher revenues during our second and third quarters within this payment vertical, primarily due to the April 15th federal income tax deadline for personal and business income tax payments. Revenues from our Federal vertical represented 20.5% of EPS revenues for fiscal year 2010. Our contract with the IRS to provide payment services for federal tax payments contributed 17.1% of our EPS revenue for fiscal year 2010.

State and Local — We offer a variety of electronic payment solutions to state and local governments for electronic payments for personal income taxes and business taxes These governments can provide electronic payment options to their constituents via Internet, IVR, agent, POS, and wedge readers using all major credit cards (see above), debit cards and e-check. Based on the client contract, revenues can be earned in any of the pricing models mentioned above. Revenues earned within this vertical can be seasonal by nature, as due dates for various state and local taxes determine the timing of revenue earned. For fiscal year 2010, this vertical represented 8.5% of EPS revenue. None of our clients within this vertical contributed more than 10% to our total revenues for EPS for fiscal year 2010.

Property Tax — We offer a variety of electronic payment solutions to state and local governments for the collection of real property taxes. Electronic payment options include Internet, IVR, agent, POS, and wedge readers using all major credit cards (see above), debit cards and e-check. Depending on the client contract, revenues can be earned in any of the pricing models mentioned above. As with any of our tax-based business, revenues earned are seasonal by nature, as due dates for various state and local taxes determine the timing of revenue. For fiscal year 2010, this vertical represented 27.3% of EPS revenue. None of our clients within this vertical contributed more than 10% to our total revenues for EPS for fiscal year 2010.

Utility — Within this vertical we allow customers and constituents of various companies and municipalities to pay their utility obligations electronically using all major credit cards (see above), debit card, e-check, cash or money order. The utility company customers can utilize the Internet, IVR, POS, agent, walk-up locations or kiosks to make these payments. For fiscal year 2010, this vertical represented 15.3% of EPS revenue. None of our clients within this vertical generated more than 10% of our EPS revenues for fiscal year 2010.

Education — Our solutions within the education vertical service post-secondary education institutions. Solutions we provide to these clients include electronic payment options for tuition and fee payments, housing and alumni donations. Individuals with obligations to post-secondary institutions may pay their obligations using all major credit cards (as above) and e-check via Internet, IVR and POS. During fiscal year 2010, this vertical represented 13.6% of EPS revenue. None of our clients within this vertical generated more than 10% of our EPS revenues for fiscal year 2010.

Other — Our "other" vertical encompasses state and local courts and citations, rent payments and insurance payments for various entities, electronic payment options for meal and fee payments for K-12 educational institutions, plus personal property tax payments. Generally speaking, all major credit cards and e-check are accepted payment forms using the following payment channels: Internet, IVR, POS, agent, and wedge readers. During fiscal year 2010, this vertical represented 14.8% of our EPS revenues.

Revenue Trends

As seen in the chart below, EPS revenue and transaction volumes have increased over the past six years. These increases are attributable to several factors: (1) the shift among federal, state and local governments, education institutions and private entities to electronic payment options, (2) organic growth, including adding new vertical and payment options, and (3) general market shift in consumer preference from cash and check to electronic forms of payment.

EPS Revenue and Transaction Trends

Tier Internal Data. FY 2009 transactions include ChoicePay

Commencing in the fall of 2006, our Board oversaw a strategic review of our business. That review resulted in a decision to focus on electronic payment solutions and divest our other businesses. During fiscal 2009, we completed the divestiture of our former GBPO business and our former Packaged Software Systems Integrations, or PSSI, business. As part of our strategic decision to focus on electronic payment solutions, we have also invested in growing new verticals, especially education and utilities. We made these investments to provide a richer value proposition to our end-users by offering more billers and payment types that could be accessed through our primary site OfficialPayments.com and to diversify the risk to our investors by balancing concentration in vertical markets. The federal income tax vertical, which used to represent more than half of total company revenue, is now just over 20% of EPS revenue. Our education and utilities verticals, which were small to non-existent in 2007, currently represent more than 10% of EPS revenue.

Vertical	Revenue Contribution Fiscal Year 2010	CAGR(1)
Federal	20.5%	(9.3)%
State and Local	8.5%	5.4%
Property Tax	27.3%	3.1%
Utility	15.3%	55.6%
Education	13.6%	53.4%
Other	14.8%	11.5%
Total	100.0%	8.6%

(1) Compound Annual Growth Rate of EPS Revenue for Fiscal Year 2007 to Fiscal Year 2010

WIND-DOWN OPERATIONS

As of September 30, 2010, our Wind-down operations consist of our VSA business from our former GBPO segment whose operations are neither compatible with our long-term strategic direction nor complementary with the other business units that we divested. We intend to complete these projects over the next two years. Our VSA business provides interactive voice response systems and support services, including customization, installation and maintenance. We service over 100 customers within this business. None of the VSA customers contributed more than 10% of our consolidated revenues.

DATA SECURITY

Tier takes the integrity and security of the financial information it processes on behalf of individuals, businesses and other entities seriously. We are PCI Data Security Standard and National Automated Clearing House Association compliant, meaning we have professional security standards in place to protect the information we obtain to process electronic payments. We also undergo an annual comprehensive audit by the IRS. Tier has secured or is in the process of securing Money Transmitter Licenses in every state where this legislation is applicable.

During fiscal 2010, the responsibilities of our Data Security Committee of the Board of Directors were expanded to include operational risks. This committee's primary function is to act on behalf of the board in fulfilling data security management responsibilities as defined by applicable law and regulations, as well as policies and procedures developed internally by Tier management. The Data Security Committee oversees our work on identifying and evaluating security and operational risks and implementing safeguards and programs on data security integrity and mitigation of security risks. This committee works with Tier management to enhance current, and develop new, technical policies and procedures which will strengthen security measures.

TECHNOLOGY

As a result of a number of acquisitions, including Official Payments Corporation, or OPC, EPOS Corporation and most recently, ChoicePay, Inc., we operate our business on multiple technology platforms. In 2009, we made the decision to consolidate our operations onto a single technology platform over time. While we have made some progress in the consolidation efforts, we determined in fiscal 2010 that completion of the development of a consolidated platform and the migration of our approximately 4,600 biller direct clients to that platform would take longer than originally anticipated. We are continuing to evaluate the platform consolidation project. We expect to review our plans related to a consolidated platform in mid-fiscal 2011. At this time, we have postponed all migration plans for current customers. During fiscal year 2011, we expect that our technology efforts will focus principally on (1) increasing platform stability by improving the platforms' availability and reliability, (2) improving security and compliance, (3) retention of existing clients, by increasing the products and features available to clients, and (4) completion of infrastructure initiatives.

SEGMENT REPORTING

Tier manages and reports its business in three segments: EPS, Wind-down and Discontinued operations. Our Discontinued Operations consists of portions of our former GBPO and PSSI segments, which we have sold. Detailed information about the profitability of EPS and Wind-down can be found in Note 11 — Segment Information to our Consolidated Financial Statements. Information about our Discontinued Operations can be found in Note 14 — Discontinued Operations to our Consolidated Financial Statements.

SALES AND MARKETING

Our sales and marketing objective is to develop relationships with customers and clients that result in repeat long-term and cross-sale engagements. Throughout fiscal year 2010 our selling and marketing efforts have been dedicated to the growth of our EPS business. We have focused on upgrading our strategic information systems to allow us to establish direct relationships with end-users of our services, to grow transactions across verticals, and deepen the strength of our primary brand Official Payments. We continue these initiatives in utilizing our dedicated sales force, network of partnerships, experienced marketing team, and our senior executive group. Members of our executive team have a wide range of industry contacts and established reputations in the electronic payments industry. They play a key role in developing, selling and managing major engagements. As a result of our market-focused sales approach, we believe that we are able to identify and qualify for opportunities quickly and cost-effectively.

We employ an integrated marketing strategy that creates broad-scale awareness to support targeted marketing initiatives to our existing and prospective customers and clients. These coordinated efforts are delivered by leveraging the resources and communication channels of our strategic partners, vertical clients and our own Official Payments communication channels. Our reliance on marketing partnerships has begun to diminish as the Official Payments customer base and client footprint have grown and we have successfully developed our own online targeted communication channels including email, web promotion and cross sell initiatives.

We are launching programs to increase customer adoption and utilization through expanded cross-selling capabilities and enhanced *My Account* functionality. *My Account* is a personal registration function offered through our subsidiary, Official Payments Corporation. We plan to launch new e-commerce products and payment services for partners and biller direct clients including additional payment channels such as mobile and walk-up payment.

INTELLECTUAL PROPERTY RIGHTS

Our success depends, in part, on protection of our methodologies, solutions and intellectual property rights. We rely upon a combination of nondisclosure, licensing and other contractual arrangements, as well as trade secret, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into nondisclosure agreements with all our employees, subcontractors and parties with whom we team. In addition, we control and limit distribution of proprietary information.

COMPETITION

The biller direct payments category is highly competitive and served by a wide array of organizations involved in transaction payment markets including Link2Gov, a subsidiary of FIS; RBS WorldPay; SallieMae Business Office Solutions; TouchNet Information Systems, Inc; CheckFree and Bill Matrix, subsidiaries of Fiserv; Oracle, and Online Resources. We believe that the principal competitive factors in our markets include reputation, industry expertise, client breadth, speed of development and implementation, technical expertise, effective marketing programs, competitive pricing and the ability to deliver results in a timely manner.

AVAILABLE INFORMATION

Our Internet address is www.tier.com. There we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to these reports, as soon as reasonably practicable after we electronically file such material with or furnish it to the Securities and Exchange Commission, or SEC. Our SEC reports can be accessed through the Investor Relations section of our Web site. The information found on our Web site is not part of this or any other report we file with or furnish to the SEC.

ITEM 1A — *RISK FACTORS*

Investing in our common stock involves a degree of risk. You should carefully consider the risks and uncertainties described below in addition to the other information included or incorporated by reference in this annual report. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall.

The following factors and other risk factors could cause our actual results to differ materially from those contained in forward-looking statements in this Form 10-K.

We have incurred losses in the past and may not be profitable in the future. While we reported net income of $1.1 million in fiscal year 2005, we have reported net losses of $6.2 million in fiscal 2010, $11.5 million in fiscal 2009, $27.4 million in fiscal 2008, $3.0 million in fiscal 2007, and $9.5 million in fiscal 2006.

Our revenues and operating margins may decline and may be difficult to forecast, which could result in a decline in our stock price. Our revenues, operating margins and cash flows are subject to significant variation from quarter to quarter due to a number of factors, many of which are outside our control. These factors include:

- economic conditions in the marketplace, including recession;
- loss of significant clients;
- demand for our services;
- seasonality of business, resulting from timing of property tax payments and federal and state income tax payments;
- timing of service and product implementations;
- unplanned increases in costs;
- delays in completion of projects;
- intense competition;
- costs of compliance with laws and government regulations; and
- costs of acquisitions, consolidation and integration of new business and technology.

The occurrence of any of these factors may cause the market price of our stock to decline or fluctuate significantly, which may result in substantial losses to investors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and/or indicative of future performance. From time to time, our operating results may fail to meet analysts' and investors' expectations, which could cause a significant decline in the market price of our stock. Fluctuations in the price and trading volume of our stock may be rapid and severe and may leave investors little time to react. Other factors that may affect the market price of our stock include announcements of technological innovations or new products or services by competitors and general economic or political conditions, such as recession, acts of war or terrorism. Fluctuations in the price of our stock could cause investors to lose all or part of their investment.

Our income tax and property tax processing revenue has been negatively impacted by recent economic conditions and may continue to decline. As a result of the current global and U.S. economic conditions, including unemployment and real estate foreclosures, we have suffered a downturn in revenue in our property tax and federal verticals, due to decreased payments of federal income tax and property tax by taxpayers who pay taxes on our website and IVR payment processing systems. If current conditions do not improve, additional declines in revenue may occur, especially in the property tax and federal verticals, negatively impacting use of our services and our overall revenues.

We could suffer material losses and liability if our operations, systems or platforms are disrupted or fail to perform properly or effectively. The continued efficiency and proper functioning of our technical systems, platforms, and operational infrastructure is integral to our performance. We operate on multiple platforms. If any or all of the platforms or portions of the platforms, systems, or resources are disrupted or fail to perform properly or effectively, we could incur significant remediation costs and we might not be able to process transactions or provide services during the disruption or failure, which would result in a decrease in revenue. Our operations, systems and platforms might be disrupted or fail to perform properly for many reasons including operational or technical failures of our systems and platforms, human error, failure of third-party support and services, system failure due to age and lack of integrity of hardware and software infrastructure, existence of single points of failure which has resulted in system interruption and outages, diminished availability and reliability of our services causing us to fail to meet contractual service level requirements, and loss of key individuals or failure of key individuals to perform who have unique knowledge of system architecture and platform customizations. We process a high volume of time-sensitive payment transactions. The majority of our tax-related transactions are processed in short periods of time, including between April 1 and April 15 of each tax year for federal tax payments. If there is a defect or malfunction in our platforms or system software or hardware, an interruption or failure due to damage or destruction, a loss of system or platform functionality, a delay in our system processing speed, a lack of system capacity, or a loss of personnel on short notice, even for a short period of time, our ability to process transactions and provide services may be significantly limited, delayed or eliminated, resulting in lost business and revenue and harm to our reputation. We might be required to incur significant costs to remediate or address any such defect, malfunction, interruption, failure, loss of functionality, delay, lack of capacity, or loss of personnel. Our insurance may not provide coverage or be adequate to compensate us for losses that may occur as a result of any such event, or any system, platform, security or operational failure or disruption.

In the event we proceed with consolidation of our technology platforms, the consolidation involves significant risk and may not be successful or may be delayed. We are in the process of evaluating the consolidation of our technology platforms. We currently maintain three processing platforms: one in San Ramon, California; one in Auburn, Alabama; and a third in Tulsa, Oklahoma, which we recently acquired in the ChoicePay acquisition. Consolidation of our technology platforms could result in significant risks, including restricted and limited transaction volume, operational inefficiencies, inability to add new products or services, inability to achieve our goals for fiscal year 2011 and 2012, inability to expand existing products and services, significant development costs, higher labor costs, increased hardware and software costs, inability to provide certain functionality, or system and service disruption or failure. Our business is highly dependent upon having safe and secure information technology platforms with sufficient capacity to meet both the high volume of transactions and the future growth of our business. If our ability to develop and/or acquire upgrades or replacements for our existing platforms does not keep pace with the growth of our business, we may not be able to meet our requirements for the sustainable and economic growth of the business. Furthermore, if we are not able to acquire or develop these platforms and systems on a timely and economical basis, our profitability may be adversely affected. If we are unable to successfully integrate and consolidate these technology platforms it could result in a significant loss of clients, loss of revenues, and risk of liability.

We could suffer material losses or significant disruption of our operations and business if we are not successful in integration and consolidation of our operations. We are consolidating and moving certain operations, facilities, departments, and positions as part of our strategic plan to save costs and eliminate duplicative operations and functions. We completed consolidation of the customer service/call center, client services, implementation services, and some information technology services from San Ramon, California, and Tulsa, Oklahoma, to our existing facility in Auburn, Alabama, and we consolidated financial operations to Reston, Virginia. If this restructuring and consolidation is not successful, we could suffer disruption of our operations, systems or services; incur a significant increase in costs; or suffer a loss of valuable staff and historical knowledge, which could have a material adverse impact on our business, significantly increase operating costs and result in operational weaknesses and compliance deficiencies. On January 27, 2009, we purchased substantially all of the assets of ChoicePay, Inc., an ePayments solution provider based in Tulsa, Oklahoma. The acquisition included intellectual property, the ChoicePay processing platform, systems, operations, services, products, clients, employees, and other resources. We may not be successful in integrating the acquired assets into our existing business, which could result in disruption of operations, inefficiencies, excess costs, legal and financial liability, additional outsourcing of services and consulting charges, failure to provide services and products as contracted with clients and vendors, and impairment of earning and operating results.

Security breaches or unauthorized access to confidential data and personally identifiable information in our facilities, computer networks, or databases, or those of our suppliers, may cause harm to our business and result in liability and systems interruptions. Our business requires us to obtain, process, use, and destroy confidential and personally identifiable data and information of clients and consumers. We have programs, procedures and policies in place to protect against security breaches, unauthorized access and fraud. Despite security measures we have taken, our systems may be vulnerable to physical break-ins, fraud, computer viruses, attacks by hackers and similar acts and events, causing interruption in service and loss or theft of confidential data and personally identifiable information that we process and/or store. It is possible that our security controls over confidential information and personal data, our training on data security, and other practices we follow may not prevent the improper disclosure or unauthorized access to confidential data and personally identifiable information. In addition, our service could be subject to employee fraud or other internal security breaches, and we may be required to reimburse customers for any funds stolen as a result of such actions or breaches. Our third-party vendors or suppliers also may experience security breaches, fraud, computer viruses, attacks by hackers or other similar incidents involving the unauthorized access and theft of confidential data and personally identifiable information. In January 2009, Heartland Payment Systems reported a breach of security of its systems resulting in the loss or theft of personally identifiable information. We contract with Heartland for certain payment processing services for credit and debit transactions in the education market. Although no security breach occurred within our systems, and there is no specific information to date that our clients' or their related consumers' information or data was compromised as a result of this incident, if such client or consumer data and information was lost or stolen, such an incident could potentially result in compliance costs, loss of clients and revenues, liability and fines. Any security breach within our systems, software or hardware or our vendors' or suppliers' systems, software or hardware could result in unauthorized access, theft, loss, disclosure, deletion or modification of such data and information, and could cause harm to our business and reputation, liability for fines and damages, costs of notification, and a loss of clients and revenue.

Financial loss could result from fraudulent payments, lack of integrity of systems, or fraudulent use of our systems or the systems of third parties. We receive funds and facilitate payment and settlement of funds on behalf of clients, consumers and businesses for a variety of transaction types including debit/credit cards, ACH payments and other electronic bill payments. Our facilitation of these payments depends on the integrity of our systems and our technology infrastructure as well as the integrity of the systems and technology infrastructure of third parties in the payment transaction process such as financial institutions, processors, networks, and other businesses, and vendors and suppliers. In addition, our service could be subject to employee fraud or other internal security breaches, and we may be required to reimburse customers for any funds stolen as a result of such actions or breaches. If the integrity of this payment process is impaired or the ability to detect fraud or fraudulent payments compromised, including in connection with verification, authentication, settlement, and other payment processes, it could result in financial loss.

We could suffer material losses and liabilities if the services of any of our third party suppliers, vendors or other providers are disrupted, eliminated or fail to perform properly or effectively. Our payment solution services, systems, security, infrastructure and technology platforms are highly dependent on third party services, software, hardware, including data transmission and telecom service providers, subcontractors, co-location facilities, network access providers, card companies, processors, banks, merchants and other suppliers and providers. We also provide services on complex multi-party projects where we depend on integration and implementation of third-party products and services. The failure or loss of any of these third party systems, services, software or products, our inability to obtain third party replacement services, or damage to or destruction of such services could cause degraded functionality, loss of product and service offerings, restricted transaction capacity, limited processing speed and/or capacity, or system failure, which could result in significant cost, liability, diminished profitability and damage to our reputation and competitive position. Our insurance may not provide coverage or be adequate to compensate us for losses that may occur as a result of any such event, or any system, security or operational failure or disruption.

Our revenues and cash flows could decline significantly if we were unable to retain our largest client, or a number of significant clients. The majority of our client contracts, including our contract with the U.S. Internal Revenue Service, allow clients to terminate all or part of their contracts on short notice, or provide notice of non-renewal with little prior notification. Our contract with the IRS has generated 17.1%, 19.8%, and 27.8% of our annual revenues from Electronic Payment Solutions for fiscal years 2010, 2009, and 2008, respectively. In April 2009 we were one of three companies awarded a multi-year contract by the IRS to provide electronic payment solutions for personal and business taxes. The contract contains a base period commencing April 2, 2009 and ending December 31, 2009 and four one-year option periods running until December 31, 2013. To obtain this contract, we reduced our historical pricing. We compete with the other contract award recipients to provide services to the IRS. If the other recipients reduce their prices, or if additional companies are awarded contracts, we may have to reduce our prices further to remain competitive. If we were unable to retain this client, or replace it in the event it is terminated, or if we were unable to renew this contract, or are unsuccessful in future re-bids of this contract, or if we are forced to reduce our prices in response to competitive pressures, our operating results and cash flows could decline significantly. Termination or non-renewal of a number of client contracts, or certain significant client contracts, including the IRS contract, or a number of large state, local, utility or education-related contracts, could result in significant loss of revenues and reduction in profitability.

Violation of any existing or future laws or regulations, including laws governing money transmitters and anti-money laundering laws, could expose us to substantial liability and fines, force us to cease providing our services, or force us to change our business practices. Our business is subject to numerous federal and state laws and regulations, including some states' money transmitter regulations and related licensing requirements, and anti-money laundering laws. Compliance with federal and state laws and government regulations regarding money transmitters, money laundering, privacy, data security, fraud, and other laws and regulations associated with payment transaction services is critical to our business. New laws and regulations in these areas may be enacted, or existing ones changed, which could negatively impact our services, restrict or eliminate our ability to provide services, make our services unprofitable, or create significant liability for us. Our anti-money laundering program requires us to monitor transactions, report suspicious activity, and prohibit certain transactions. We are registered as a money services business, have a number of state money transmitter licenses and have additional applications for licensure as a money transmitter pending. We entered into consent orders with two states which included payment of a fine for unlicensed activity prior to our submission of the money transmitter application, and two other states have imposed an assessment or fine. In the future we may be subject to additional states' money transmitter regulations, money laundering regulations, regulation of internet transactions, and related payment of fees and fines. We are also subject to the applicable rules of the credit/debit card association, the National Automated Clearing House Association (NACHA), and other industry standards. If we are found to be in violation of any laws, rules, regulations or standards, we could be exposed to significant financial liability, substantial fines and penalties, cease and desist orders, and other sanctions that could restrict or eliminate our ability to provide our services in one or more states or accept certain types of transactions in one or more states, or could force us to make costly changes to our business practices. Even if we are not forced to change our business practices, the costs of compliance and obtaining necessary licenses and regulatory approvals, could be substantial.

We could suffer material revenue losses and liability in the event the divested business projects and contracts are not successfully concluded. We have completed divestment of certain operations and portions of the business including our former Financial Institutions Data Match services, State Systems Integration, Financial Management Systems and Unemployment Insurance operations. Certain divestitures include contractual earn-outs and revenue sharing arrangements based on the buyers' successful operation of the businesses divested. If the businesses are not profitable or there are revenue shortfalls, we may not receive the expected benefits from the divestitures, which could have an adverse impact on our revenues. Additionally, we remain liable for certain obligations under some of the divested projects and their related contracts. In February 2009, we completed the sale of our Unemployment Insurance, or UI, business to RKV Technologies, Inc, or RKV. The sale was completed pursuant to an Asset Purchase Agreement dated February 6, 2009. As a part of the agreement, Tier is required to leave in place a $2.4 million performance bond on the continuing contract for the State of Indiana, or the State. Subsequent to the sale of the UI business to RKV, the prime contractor, Haverstick Corporation, or Haverstick, the State, and RKV determined that the contract completion would be delayed and additional funding would be needed to complete the contract. In November 2009 Haverstick cancelled its contract with RKV and directly rehired various RKV resources and contractors. Tier retains certain liabilities for completion of the project, and continues as the indemnitor under the performance bond. Mediation is expected to take place by September 2011 to discuss the costs of project completion. If this contract or other divested contracts are not performed successfully, or if there is a claim of delay or breach in connection with services or products provided by either us or the acquiring company, liability to Tier could result, causing damages, unanticipated costs, bond forfeitures and loss of revenue.

As a result of our divestitures and the transition to a primary focus on electronic payment solutions, our business is less diverse and therefore more vulnerable to changes affecting the electronic payments business generally. Our focus on electronic payment solutions since fiscal year 2007 and the divestiture of the majority of our legacy business units unrelated to electronic payment solutions, including software licensing and government system integration businesses, has resulted in loss of historical revenue sources and a decrease in diversification of services and markets. In the event of a business downturn in the electronic payment solutions business due to increased competition, loss of clients, economic conditions, technology changes, or in the event of increased costs, disruption in services, a change in laws, or other events related to the electronic payment solutions business, there could be a greater negative impact on our revenues than if we had retained our diverse businesses.

If we undertake acquisitions, they could be expensive, increase our costs or liabilities or disrupt our business. One of our strategies may be to pursue growth through acquisitions. Negotiations of potential acquisitions and the integration of acquired business operations could disrupt our business by diverting management attention away from day-to-day operations. Acquisitions of businesses or other material operations may require additional debt or equity financing, resulting in leverage or dilution of ownership. We also may not realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. In addition, we may need to record write-downs from future impairments of identified intangible assets and goodwill, which could reduce our future reported earnings. Acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. Any costs, liabilities or disruptions associated with any future acquisitions we may pursue could harm our operating results.

Changes in laws and government and regulatory compliance requirements may result in additional compliance costs and may adversely impact our reported earnings. Our business is subject to numerous federal, state and local laws, government regulations, corporate governance standards, compliance controls, accounting standards, licensing and bonding requirements, industry/association rules, and public disclosure requirements including under the Sarbanes Oxley Act of 2002, SEC regulations, and Nasdaq Stock Market rules. Compliance with and changes in these laws, regulations, standards and requirements may result in increased general and administrative expenses for outside services, increased risks associated with compliance, and a diversion of management time and attention from revenue-generating activities, which could curtail the growth of our business.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), was signed into law which implements new laws and regulations. At this time, it is difficult to predict the extent to which the Dodd-Frank Act or the resulting rules and regulations will impact our business. Compliance with these new laws and regulations will likely result in additional costs which could be significant and could adversely impact the Company's results of operations, financial condition and liquidity.

We operate in highly competitive markets. If we do not compete effectively, we could face price reductions, reduced profitability and loss of market share. Our business is focused on electronic payment transaction solutions and e-commerce services, which are highly competitive markets and are served by numerous international, national and local firms. Many of our competitors have significantly greater financial, technical and marketing resources and name recognition than we do. In addition, there are relatively low barriers to entry into these markets, and we expect to continue to face additional competition from new entrants into our markets. Parts of our business are subject to increasing pricing pressures from competitors, as well as from clients facing pressure to control costs. Some competitors are able to operate at significant losses for extended periods of time, which increases pricing pressure on our products and services. If we do not compete effectively, the demand for our products and services and our revenue growth and operating margins could decline, resulting in reduced profitability and loss of market share.

Our revenues may fluctuate, and our ability to maintain profitability is uncertain. Our business primarily provides credit and debit card and electronic check payment options for the payment of federal and state personal income taxes, real estate and personal property taxes, business taxes, fines for traffic violations and parking citations, educational, utility and rent obligations. Our revenues depend on consumers' continued willingness to pay a convenience fee and our relationships with clients, such as government taxing authorities, educational institutions, public utilities and their respective constituents. Demand for our services could decline if consumers are not receptive to paying a convenience fee, card associations change their rules, laws are passed that do not allow us to charge the convenience fees, or if credit or debit card issuers, marketing partners, or alliance partners change terms, terminate services or products, or eliminate or reduce the value of rewards to consumers under their respective rewards programs. The fees charged by credit/debit card associations, financial institutions, and our suppliers can be increased with little or no notice, which could reduce our margins and harm our profitability.

Demand for our services could also be adversely affected by a decline in the use of the Internet, economic factors such as a decline in availability of credit, increased unemployment, foreclosures, or consumer migration to a new or different technology or payment method. The use of credit and debit cards and electronic checks (ACH) to make payments is subject to increasing competition and rapid technological change. If we are not able to develop, market and deliver competitive technologies, our market share will decline and our operating results and financial condition could suffer.

Change in interchange rates could have a significant impact on our cost of revenue generation. Interchange rates charged by credit and debit card companies through card issuing banks are a major factor in our delivery costs for the services we perform. A change in such rates could have a significant impact on our financial performance. On July 21, 2010, President Obama signed HR 4173, the Dodd-Frank Wall Street Reform and Consumer Protection Act. Section 1075 of this legislation requires the Federal Reserve to set guidelines for reasonable interchange transaction fees for electronic debit transactions. The Federal Reserve has nine months from the date of enactment to publish guidelines and the guidelines will become effective one year from the date of enactment. Among areas of relevance to the Company, the law provides for assessing if any interchange transaction fee is reasonable and proportionate to the cost incurred by the card issuer with respect to the transaction and prohibits payment card networks from restricting the number of payment card networks on which an electronic debit transaction may be processed, prohibits payment card networks from inhibiting the ability of the Company from setting a minimum transaction amount for credit card transactions.

The success of our business is based largely on our ability to attract and retain talented and qualified employees and contractors. The market for skilled workers in our industry is extremely competitive. In particular, qualified managers and senior technical and professional staff are in great demand. If we are not successful in our recruiting efforts or are unable to retain key employees, our ability to staff projects and deliver products and services may be adversely affected. We believe our success also depends upon the continued services of senior management and a number of key employees whose employment may terminate at any time. If one or more key employees resigns to join a competitor, to form a competing company, or as a result of termination or a divestiture, the loss of such personnel and any resulting loss of existing or potential clients could harm our competitive position.

If we are not able to protect our intellectual property, our business could suffer serious harm. Our systems and operating platforms, scripts, software code and other intellectual property are generally proprietary, confidential, and may be trade secrets. We protect our intellectual property rights through a variety of methods, such as use of nondisclosure and license agreements and use of trade secret, copyright and trademark laws. Despite our efforts to safeguard and protect our intellectual property and proprietary rights, there is no assurance that these steps will be adequate to avoid the loss or misappropriation of our rights or that we will be able to detect unauthorized use of our intellectual property rights. If we are unable to protect our intellectual property, competitors could market services or products similar to ours, and demand for our offerings could decline, resulting in an adverse impact on revenues.

We may be subject to infringement claims by third parties, resulting in increased costs and loss of business. Our business is dependent on intellectual property rights including software license rights and restrictions, and trademark rights. From time to time we receive notices from others claiming we are infringing on their intellectual property rights. Defending a claim of infringement against us could prevent or delay our providing products and services, cause us to pay substantial costs and damages or force us to redesign products or enter into royalty or licensing agreements on less favorable terms. If we are required to enter into such agreements or take such actions, our operating margins could decline.

As a result of the recent conditions in the financial and credit markets we may not be able to obtain credit. The recent worldwide and U.S. economic crisis has made it difficult to borrow money or obtain credit. We currently have no credit line or credit facility and rely solely on cash on hand, investments and cash from operations to fund our business. If current levels of economic and market disruption and volatility continue or worsen, there can be no assurance that credit, bank loans, contractual lending agreements or other funding sources will be available on reasonable terms, or at all. If we were not able to fund operations our level of services, staffing, resources or equipment may need to be reduced or eliminated which could negatively impact our revenue and stock price.

If we are not able to obtain adequate or affordable insurance coverage or bonds, we could face significant liability claims and increased premium costs and our ability to compete for business could be compromised. We maintain insurance to cover various risks in connection with our business. Additionally, our business includes projects that require us to obtain performance, statutory and bid bonds from a licensed surety. There is no guarantee that such insurance coverage or bonds will continue to be available on reasonable terms, or at all. If we are unable to obtain or maintain adequate insurance and bonding coverage, potential liabilities associated with the risks discussed in this report could exceed our coverage, and we may not be able to obtain new contracts or continue to provide existing services, which could result in decreased business opportunities and declining revenues.

Our markets are changing rapidly. If we are not able to adapt to changing conditions, we may lose market share and may not be able to compete effectively. The markets for our products are characterized by rapid changes in technology, client expectations and evolving industry standards. Our future success depends on our ability to innovate, develop, acquire and introduce successful new products and services for our target markets and to respond quickly to changes in the market. If we are unable to address these requirements, or if our products or services do not achieve market acceptance, we may lose market share, and our revenues could decline.

Our business is subject to increasing performance requirements, which could result in reduced revenues and increased liability. On certain projects we make performance guarantees, based upon defined operating specifications, service levels and delivery dates, which are sometimes backed by contractual guarantees and performance, statutory or bid bonds. Unsatisfactory performance of services, disruption of services, or unanticipated difficulties or delays in processing payments or providing contracted services may result in termination of the contract, a reduction in revenues, liability for penalties and damages, or claims against a bond. Additionally, the failure to meet client expectations could damage our reputation and compromise our ability to attract new business.

ITEM 1B — *UNRESOLVED STAFF COMMENTS*

There are no unresolved written comments that were received from the Securities and Exchange Commission's staff 180 days or more before the end of our fiscal year 2010 regarding our periodic or current reports under the Securities Exchange Act of 1934.

ITEM 2 — *PROPERTIES*

As of September 30, 2010, we leased 38,324 square feet of space throughout the country, which includes our 25,583 square foot corporate headquarters in Reston, Virginia. We also leased 12,741 square feet of space in California and Oklahoma, to support portions of our EPS operations. In addition, we own a 28,060 square-foot building in Alabama which houses certain administrative, call center, and other operations.

ITEM 3 — *LEGAL PROCEEDINGS*

We are not currently involved in any material pending legal proceedings.

ITEM 4 — *REMOVED AND RESERVED*

EXECUTIVE OFFICERS OF THE REGISTRANT

The names, ages and positions of our executive officers at November 1, 2010, are listed in the following table, together with their business experience during the past five years. Unless otherwise specified, all officers served continuously since the date indicated.

Name, Age and Position with Registrant	Date Elected or Appointed
Alex P. Hart, Age 48(a) President, Chief Executive Officer and Director	August 2010
Ronald W. Johnston, Age 64(b) Senior Vice President, Chief Financial Officer	July 2008
Keith S. Kendrick, Age 53(c) Senior Vice President, Strategic Marketing	June 2008
Atul Garg, Age 44(d) Senior Vice President, Product Management	November 2010
Keith S. Omsberg, Age 49(e) Vice President, General Counsel and Corporate Secretary	April 2008

(a) Mr. Hart served as President of the Fuelman Fleet Cards business unit of Fleetcor Technologies, Inc., a provider of specialized payment products and services to commercial fleets, major oil companies and petroleum marketers, from September 2009 through August 2010. From May 2007 to April 2008 Mr. Hart served as Executive Vice President and General Manager of Electronic Banking Services for Check Free Corporation, a provider of financial electronic commerce products and services. From October 2002 to May 2007, he served as President and Chief Executive Officer of Corillian Corporation, a provider of online banking and bill payment software and services.

(b) Mr. Johnston served as a CFO partner with Tatum LLC, a professional services firm, from August 2007 through June 2008; CFO and Treasurer for Grantham Education Corporation, a for-profit post-secondary university, from October 2004 through March 2007; and CFO for WorldSpace Corporation, a satellite broadcast and content development company from September 2002 through September 2004.

(c) Mr. Kendrick served as Senior Vice President, Corporate Marketing and Strategy with EFunds Corporation, a publicly traded enterprise payments and data solutions company, from December 2005 through September 2007 and co-founder and Chief Executive Officer of Vericate Corporation, an analytical software company focused on fraud detection in the retail drug transaction industry, from January 2003 through March 2005.

(d) Mr. Garg served as Executive consultant, Senior Vice President with Fleetcor Technologies, Inc., a provider of specialized payment products and services to commercial fleets, major oil companies and petroleum marketers, from June 2009 to October 2010. Mr. Garg served as Senior Vice President, eBusiness from November 2007 to May 2009, Senior Vice President, Small Business Cards from October 2006 to November 2007, Senior Manager, Commercial Cards and Small Business from October 2004 to October 2006 and Director, Project Development, Private Label Credit Card from June 2002 to October 2004, for HSBC Bank USA, N.A., one of the world's largest banks, providing personal financial services and commercial, global and private banking services.

(e) Mr. Omsberg served as Assistant General Counsel of Tier from June 2002 to April 2008.

PART II

ITEM 5 — *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is quoted on the Nasdaq Global Market under the symbol TIER. On November 8, 2010, there were 203 record holders of our common stock. The quarterly high and low prices per share during fiscal 2010 and 2009 were as follows:

	Fiscal Year Ended September 30,			
	2010		2009	
	High	Low	High	Low
First quarter	$9.00	$7.43	$7.57	$3.41
Second quarter	$8.32	$7.10	$6.39	$4.48
Third quarter	$8.58	$5.99	$7.90	$4.35
Fourth quarter	$6.90	$4.53	$8.90	$7.10

We have never declared or paid cash dividends on our common stock and do not anticipate doing so for the foreseeable future. Our current letter of credit facility prohibits us from declaring dividends.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN

The following graph compares the percentage change in cumulative stockholder return on our common stock for the period September 30, 2005 through September 30, 2010, with the cumulative total return on the NASDAQ Composite Index, the Russell 2000 Index and a composite of selected peers. The peer group consists of: ACI Worldwide Inc., Alliance Data Systems Corporation, Bottomline Technologies (de), Inc, Fiserv, Inc., Global Payments Inc., Heartland Payment Systems, Inc., Jack Henry & Associates, Inc, Online Resource Corporation, Total Systems Services Inc and Wright Express Corporation. We selected these companies because these are all the public companies that operate primarily in the electronic payments industry. We have included a peer group index this year in order to facilitate a comparison between an investment in Tier and an investment in other companies in our industry. The comparison assumes $100.00 was invested on September 30, 2005 in our common stock and in each of the foregoing indices and assumes reinvestment of all dividends, if any.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Tier Technologies, Inc., The NASDAQ Composite Index,
The Russell 2000 Index And a Peer Group


$160
$140
$120
$100
$80
$60
$40
$20
$0
9/05
9/06
9/07
9/08
9/09
9/10
Tier Technologies, Inc.
NASDAQ Composite
Russell 2000
Peer Group

* $100 invested on 9/30/05 in stock or index, including reinvestment of dividends. Fiscal year ending September 30.

Measurement Date	Tier Technologies, Inc.	NASDAQ Composite	Russell 2000	Peer Group
9/30/05	$100.00	$100.00	$100.00	$100.00
9/30/06	78.61	106.39	109.92	118.44
9/30/07	117.92	127.37	123.49	129.16
9/30/08	85.09	96.70	105.60	115.92
9/30/09	98.03	100.00	95.52	112.39
9/30/10	64.05	112.86	108.27	134.99

The information included under the heading "Comparison of 5 Year Cumulative Total Return" in Item 5 of this Annual Report on Form 10-K is "furnished" and not "filed" and shall not be deemed to be "soliciting material" or subject to Regulation 14A, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

During the three months ended September 30, 2010, we did not repurchase any of our common stock. On January 21, 2009, our Board of Directors authorized the repurchase of up to $15.0 million of our common stock in the open market from time to time. On August 13, 2009, the Board increased the maximum repurchase amount to $20.0 million. As of September 30, 2010, we had purchased 1,651,898 shares of common stock for $12.3 million under this repurchase program. Up to $7.7 million worth of our common stock may be purchased by us under this repurchase program in the future.

ITEM 6 — *SELECTED FINANCIAL DATA*

The following table summarizes selected consolidated financial data for the fiscal years ended September 30, 2006 through 2010. You should read the following selected consolidated financial data in conjunction with the financial statements, including the related notes, and Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations. Historical results are not necessarily indicative of results to be expected for any future period. Certain historical information in the following table has been reclassified to conform to the current year presentation.

	Fiscal Years Ended September 30,				
	2010	2009	2008	2007	2006
	(In thousands, except per share data)				
Revenues	$130,224	$128,246	$122,571	$108,306	$ 90,916
Costs and expenses	136,593	134,400	137,259	130,724	113,956
Loss from continuing operations before other income and income taxes	(6,369)	(6,154)	(14,688)	(22,418)	(23,040)
Other income	451	723	2,731	4,094	3,470
Loss from continuing operations before income taxes	(5,918)	(5,431)	(11,957)	(18,324)	(19,570)
Income tax provision	30	40	87	76	45
Loss from continuing operations	(5,948)	(5,471)	(12,044)	(18,400)	(19,615)
(Loss) income from discontinued operations, net	(245)	(6,035)	(15,401)	15,366	10,164
Net loss	$ (6,193)	$(11,506)	$(27,445)	$ (3,034)	$ (9,451)
Total assets	$113,025	$120,547	$137,351	$166,424	$169,860
Long-term obligations, less current portion	$ 1,853	$ 1,121	$ 136	$ 200	$ 1,359
(Loss) earnings per share — Basic and diluted:					
Continuing operations	$ (0.33)	$ (0.28)	$ (0.61)	$ (0.94)	$ (1.00)
Discontinued operations	$ (0.01)	$ (0.31)	$ (0.79)	$ 0.78	$ 0.52
Loss per share — Basic and diluted	$ (0.34)	$ (0.59)	$ (1.40)	$ (0.16)	$ (0.48)
Weighted average common shares used in computing:					
Basic and diluted (loss) earnings per share	18,153	19,438	19,616	19,512	19,495

ITEM 7 — *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements. We have based these forward-looking statements on our current plans, expectations and beliefs about future events. Our actual performance could differ materially from the expectations and beliefs reflected in the forward-looking statements in this section and throughout this report, as a result of the risks, uncertainties and assumptions discussed under Item 1A — Risk Factors of this Annual Report on Form 10-K and other factors discussed in this section. For information regarding what constitutes a forward-looking statement please refer to Private Securities Litigation Reform Act Safe Harbor Statement on page 1.

OVERVIEW

Tier Technologies, Inc., or Tier, is a leading provider of biller direct electronic payment solutions. These solutions provide processing for Web, call center and point-of-sale environments. We partner and connect with a host of payment processors and other payment service providers to offer our clients a single source solution that simplifies electronic payment management. Our solutions include multiple payment options, including bill presentment, convenience payments, installment payments and flexible payment scheduling. Our solutions offer our clients a range of online payment options, including credit and debit cards, electronic checks, cash and money orders, and alternative payment types.

SUMMARY OF FISCAL YEAR 2010 OPERATING RESULTS

The following table provides a summary of our operating results by segment for the fiscal year ended September 30, 2010, for our Electronic Payment Solutions, or EPS, operations, our Wind-down operations and Discontinued operations:

	Year Ended September 30, 2010	
	Net (Loss) Income	(Loss) Earnings per Share
	(In thousands, except per share)	
Continuing Operations:		
EPS	$(6,207)	$(0.34)
Wind-down	259	0.01
Total Continuing Operations	**$(5,948)**	**$(0.33)**
Total Discontinued Operations	**$ (245)**	**$(0.01)**
Net loss	**$(6,193)**	**$(0.34)**

Our Continuing Operations consists of EPS and Wind-down operations. Our Wind-down operations consist of one business area we intend to wind down over the next two years. Our revenues from our EPS operations were $127.2 million for the fiscal year ended September 30, 2010. Transaction volume grew 25.9% and total dollars processed grew 13.0% when compared to the fiscal year ended September 30, 2009. Given the nature of our transaction based business, increases in our revenue also result in increases in our direct costs, although not always at the same rate. Our direct costs increased 3.9% in fiscal year 2010 over fiscal year 2009, primarily due to additional co-location and telephonic costs associated with our data center consolidation efforts.

EPS operations reported a net loss of $6.2 million for the fiscal year ended September 30, 2010. The reported net loss for the fiscal year ended September 30, 2009 was $5.6 million. The $0.6 million variance is primarily attributable to the increase in direct costs as discussed above and an increase in depreciation expense as we continue to enhance our IT infrastructure and data security efforts. We incurred some one-time legal and severance costs, which further contributed to the increase in net loss year over year.

Our Wind-down operations reported net income of $0.3 million for the fiscal year ended September 30, 2010. We continue to make efforts to streamline our costs associated with supporting our Wind-down operations.

Our Discontinued Operations consist of businesses we have divested through February 2010. Our Discontinued Operations reported a net loss of $0.2 million for the fiscal year ended September 30, 2010.

STRATEGY AND GOALS FOR 2011

During fiscal 2011 we expect to focus on the following key objectives:

- Expand market share in the biller direct market;
- Strengthen our technology environment;
- Establish a market driven approach to our business;
- Strengthen our management team; and
- Improve profitability.

Expand market share in the biller direct market: During fiscal 2010, we continued to explore strategic partnerships and potential acquisitions that would allow us to penetrate new markets and increase our share in existing vertical markets. We offer a low-cost service platform to our billers and their customers as well as a number of payment and channel options, which facilitates the acquisition of new billers and provides the opportunity to cross sell and up sell our existing billers. During fiscal 2011, we expect to review our costs and seek more efficient means of delivering services to our clients while expanding our product offerings to increase our market share. We will continue to focus increased resources and marketing programs on our fastest growing, higher margin verticals, education and utilities. As a result of our continued growth, we provide services to billers and their customers in all 50 states and the District of Columbia.

Strengthen our technology environment: As a result of a number of acquisitions, including Official Payments Corporation (OPC), EPOS Corporation and most recently, ChoicePay, Inc., we operate our business on multiple technology platforms. In 2009, we made the decision to consolidate our operations onto a single technology platform over time. The goals of the consolidation were to facilitate our ability to develop, sell and implement new and enhanced product offerings, improve margins by spreading fixed platform costs over a growing number of transactions, simplify our operations and reporting structure and make it easier to integrate potential future acquisitions. While we have made some progress in the consolidation efforts, we have found that completion of the development of a consolidated platform and the migration of our approximately 4,000 biller direct customers to that platform would take longer than originally anticipated. Our original plan was to complete development during calendar year 2010 and complete customer migration in calendar year 2011. We are continuing to evaluate the platform consolidation. At this time, we have postponed all migration plans for current customers. Our immediate focus is to strengthen our present platforms and make the necessary investments to provide competitive products on each of our existing platforms. We are developing these products as self-contained, reusable components, which could be used with multiple clients and platforms. Previously, we had delayed product rollout so that products could be made available on the consolidated platform. During fiscal year 2011, we expect that our technology efforts will focus principally on (1) increasing platform stability by improving the platforms' availability and reliability, (2) security and compliance, (3) retention of existing clients, by increasing the products and features to clients, and (4) completion of infrastructure initiatives. We expect to review our plans related to a consolidated platform in mid-fiscal 2011.

Establish a market driven approach to our business: We have increased our focus on understanding the dynamics of our markets so that our market strategies and product offerings better meet the evolving needs of the market. We continue to broaden our product offerings in line with the evolving needs of our customers. We have expanded our payment channels to include the Web; automated interactive voice response (IVR); agent based call centers and point-of-sale environments, including financial services kiosks. We offer our billers a technology platform designed expressly for the biller direct market with a single source solution that simplifies the management of electronic payments. We offer bill-payers a range of payment choices including credit and debit cards, electronic checks (ACH), cash and money orders. We are beginning to implement emerging payment methods such as Green Dot MoneyPak, Bill Me Later and the Revolution card. By utilizing our solutions, clients can reduce the time and expense devoted to management of their payment technology and compliance with PCI-DSS and other industry standards. We have started an ongoing upgrade of our strategic information systems to allow us to establish direct relationships with end-users of the Company's services allowing us to grow transactions across multiple verticals and deepen the strength of our primary brand, Official Payments.

Strengthen our management team: In the last quarter of fiscal 2010, the Board appointed Alex P. Hart to the position of President and Chief Executive Officer. During fiscal year 2011 we expect to reevaluate our people and organizational structure, with the goal of ensuring that we have the right people to meet the needs of our clients and their customers in an efficient and effective manner. In November 2010, Atul Garg joined us as Senior Vice President, Product Management. We expect to strengthen our technology leadership early in fiscal 2011.

Improve profitability: Having completed the divestiture of business units that were not profitable or not in line with our strategic focus on the biller direct market, we have aggressively worked to reduce our sales, marketing, general and administrative (SG&A) costs over the last several years. This has involved substantial headcount reductions and facilities consolidations including the consolidation of our data centers, which is in progress. We expect to continue to improve profitability by growing revenues while continuing to aggressively manage SG&A expenses. We are also working to manage our direct costs, which are primarily the interchange fees, payment processing fees, banking fees and dues and assessments we pay the card companies. In fiscal 2011 we expect to improve our margins by negotiating better rates with our merchant acquirers and payment processors, adding lower cost providers and incenting our billers and their customers to use payment options and channels which offer better margins.

RESULTS OF OPERATIONS — FISCAL YEAR 2010 AND 2009

The following table provides an overview of our results of operations for the fiscal years ended September 30, 2010 and 2009:

	Year Ended September 30,		Variance 2010 vs. 2009	
	2010	2009	$	%
	(In thousands, except percentages)			
Revenues	**$130,224**	**$128,246**	**$1,978**	**1.5%**
Costs and expenses:				
Direct costs	98,328	95,594	2,734	2.9%
General and administrative	25,199	25,529	(330)	(1.3)%
Selling and marketing	6,355	6,708	(353)	(5.3)%
Depreciation and amortization	6,711	6,569	142	2.2%
Total costs and expenses	**136,593**	**134,400**	**2,193**	**1.6%**
Loss from continuing operations before other income and income taxes	**(6,369)**	**(6,154)**	**(215)**	**3.5%**
Other income	451	723	(272)	(37.6)%
Loss from continuing operations before income taxes	**(5,918)**	**(5,431)**	**(487)**	**(9.0)%**
Income tax provision	30	40	(10)	(25.0)%
Loss from continuing operations	**(5,948)**	**(5,471)**	**(477)**	**(8.7)%**
Loss from discontinued operations, net	(245)	(6,035)	5,790	95.9%
Net loss	**$ (6,193)**	**$(11,506)**	**$5,313**	**46.2%**

The following sections describe the reasons for key variances from year to year in the results that we are reporting for Continuing and Discontinued Operations.

COMPARISON — FISCAL YEAR 2010 TO 2009

CONTINUING OPERATIONS

The Continuing Operations section of our Consolidated Statements of Operations includes the results of operations of our core EPS operations and our Wind-down operations. The following is an analysis of the variances in these financial results.

Revenues (Continuing Operations)

The following table compares the revenues generated by our Continuing Operations during fiscal years 2010 and 2009:

	Year Ended September 30,		Variance	
	2010	2009	$	%
	(In thousands, except percentages)			
Revenues				
EPS	$127,223	$123,233	$ 3,990	3.2%
Wind-down	3,001	5,013	(2,012)	(40.1)%
Total	**$130,224**	**$128,246**	**$ 1,978**	**1.5%**

The following sections discuss the key factors that caused these changes in revenue from our Continuing Operations.

EPS Revenues: EPS provides electronic processing solutions, including payment of taxes, fees and other obligations owed to government entities, educational institutions, utilities and other public sector clients. EPS's revenues reflect the number of contracts with clients, the volume of transactions processed under each contract and the rates that we charge for each transaction that we process.

During the fiscal year ended September 30, 2010, EPS generated $127.2 million of revenues, a $4.0 million, or 3.2%, increase over the same period last year. During fiscal year 2010, we processed 25.9% more transactions than we did in our prior fiscal year, representing 13.0% more dollars. The lower growth in dollars processed as compared with growth in transactions is due primarily to the success of our stated strategic intent to develop new verticals to diversify the business and lower average dollar transactions in our various tax verticals primarily related to current economic conditions. A significant amount of the new transactions were from verticals with lower average dollar size, which resulted in lower revenue per transaction. For example, average utility payments per transaction are lower than in our established property tax and income tax businesses and therefore produced lower average revenue per transaction. At the same time we introduced ACH and a fixed price debit card as a payment option in the utility vertical and several other verticals. In the last year, we have also seen that this shift in payment type has reduced our average revenue per transaction and our average direct costs per transaction. For this reason, the shift in payment type has increased our average "profit" per transaction, when profit is calculated on a percentage basis, even though the average "profit" per transaction may not have increased on an absolute dollar basis. During fiscal year 2010, all of our verticals experienced an increase in the transactions processed when compared to fiscal year 2009, ranging from 9.0% to 44.1%. During fiscal year 2010, we added 728 new payment types, bringing our total of payment types offered to nearly 9,200.

We expect to see revenue growth in fiscal year 2011 compared with the fiscal year 2010 as we continue to add new payment types for existing clients and continue our selling and marketing efforts to add new clients in our various verticals. As with the fiscal year 2010, the rate of growth will be dependent on general economic trends. Our government-based businesses, especially in the tax verticals, experienced low revenue growth during fiscal year 2010 and we have the same expectation for fiscal year 2011.

Wind-down Revenues: During the fiscal year ended September 30, 2010, our Wind-down operations generated $3.0 million, a $2.0 million or 40.1%, decrease from the fiscal year ended September 30, 2009. Completion of several maintenance contracts within our VSA business and the substantial completion of our Pension business contract contributed to the decreases. We expect to continue to see decreases in Wind-down revenues as we continue to complete and wind down existing maintenance projects over the next two years.

Direct Costs (Continuing Operations)

Direct costs, which represent costs directly attributable to providing services to clients, consist predominantly of discount fees. Discount fees include payment card interchange fees and assessments payable to the banks as well as payment card processing fees. Other, less significant costs include: payroll and payroll-related costs; travel-related expenditures; co-location and telephony costs; and the cost of hardware, software and equipment sold to clients. The following table provides a year-over-year comparison of direct costs incurred by our Continuing Operations during fiscal years 2010 and 2009:

	Year Ended September 30,		Variance	
	2010	**2009**	**$**	**%**
	(In thousands, except percentages)			
Direct costs				
EPS:				
Discount fees	$90,853	$88,657	$2,196	2.5%
Other costs	6,197	4,777	1,420	29.7%
Total EPS	97,050	93,434	3,616	3.9%
Wind-down	1,278	2,160	(882)	(40.8)%
Total	**$98,328**	**$95,594**	**$2,734**	**2.9%**

The following sections discuss the key factors that caused these changes in direct costs for Continuing Operations.

EPS Direct Costs: For the fiscal year ended September 30, 2010, direct costs increased $3.6 million, or 3.9%, over the fiscal year ended September 30, 2009. Discount fees increased $2.2 million, or 2.5%, over the same period last year, attributable to an increased number of transactions processed offset by several cost savings initiatives and a shift in payment method. In addition, we received a benefit of $0.3 million in one-time cost savings initiatives.

Other costs increased $1.4 million, or 29.7%, over the same period last year. The increase is primarily associated with an increase in telephonic and co-location costs of $1.6 million associated with increased usage of our customer and client support centers, as well as one-time costs for consolidation of our data centers. Labor and labor-related costs increased $0.6 million, primarily attributable to the acquisition of ChoicePay and enhancements to our call center in Auburn, Alabama, offset by reduced consulting fees of $0.3 million, as a result of our efforts to decrease dependency on outside resources. Equipment expenses also increased $0.1 million as additional call center equipment was required as a result of consolidation efforts and increased staffing at our Auburn call center. These increases were offset by a $0.6 million decrease in product and material costs and other miscellaneous direct costs.

During fiscal 2011, we expect to see continued increases in our EPS direct costs, in tandem with revenue growth, as we strive to enhance this business and as more clients move toward electronic payment solutions options. We also may see some additional expenses as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which could impact our interchange fees and lead to additional compliance costs.

Wind-down Direct Costs: During the fiscal year ended September 30, 2010, our Wind-down direct costs decreased $0.9 million, or 40.8%, from the same period last year. This decrease was primarily attributable to a decrease in labor and labor-related expenses, including consultants and subcontractors, of $0.9 million, a decrease in product and material costs of $0.1 million, attributable to the completion of projects and $0.1 million in telephonic costs. Offsetting these decreases is an increase of $0.2 million of maintenance costs associated with the support of our current projects.

As we wind down these operations, we expect that the direct costs of these operations will continue to decrease during fiscal 2011.

General and Administrative (Continuing Operations)

General and administrative expenses consist primarily of payroll and payroll-related costs for technology, product management, strategic initiatives, information systems, general management, administrative, accounting, legal and fees paid for outside services. Our information systems expenses include costs to consolidate and enhance our processing platforms as well as the costs associated with ongoing maintenance of these platforms. The following table compares general and administrative costs incurred by our Continuing Operations during fiscal years 2010 and 2009:

	Year Ended September 30,		Variance	
	2010	2009	$	%
	(In thousands, except percentages)			
General and administrative				
EPS	$24,821	$24,509	$ 312	1.3%
Wind-down	378	1,020	(642)	(62.9)%
Total	**$25,199**	**$25,529**	**$(330)**	**(1.3)%**

EPS General and Administrative: During the fiscal year ended September 30, 2010, EPS incurred $24.8 million of general and administrative expenses, a $0.3 million, or 1.3%, increase over the same period last year. During fiscal year 2010 we incurred $1.0 million in additional legal expenses when compared to fiscal year 2009, primarily associated with various corporate governance issues. In addition, severance expense increased $0.6 million year-over-year as a result of the departure of two executives, partially offset by the absence of severance costs associated with our office consolidation during fiscal year 2009. We also incurred year-over-year increases as follows: $0.4 million in recruiting expenses as a result of executive searches during fiscal year 2010; $0.3 million in equipment and software expenses associated with enhancements to our IT infrastructure and data security; $0.3 million in tax expenses, which is the result of the reversal of over-accrued tax expenses during the fiscal year 2009 thereby reducing our tax expense during fiscal year 2009 as well as additional state tax responsibilities in fiscal year 2010; $0.2 million in bad debt expense as a result of longer payment cycles; $0.2 million in bank fees as a result of fee increases and lower earnings credits; $0.1 million in rent expense associated with the duplicate rent period during the build-out of our new Reston headquarters offset by reduction in office space in Georgia and Tulsa; and $0.1 million in telephone and related expenses.

Primarily offsetting these increases is a decrease in labor and other labor-related expenses of $2.1 million. This decrease is made up of a reduction in incentive compensation of $1.7 million for fiscal year 2010 compared to fiscal year 2009, based on estimated bonus payouts for fiscal year 2010. In addition, share-based payment expenses decreased $0.2 million year-over-year primarily as a result of decreases in fair market value associated with our performance stock units and $0.2 million in other miscellaneous labor and related expenses as a result of streamlining our general and administrative workforce. Restructuring expenses were down $0.4 million when comparing fiscal year 2010 with fiscal year 2009 due to the completion of our office consolidation efforts during fiscal year 2009. Travel and travel-related expenses decreased $0.2 million year-over-year primarily associated with a reduction in executive travel. Further contributing to the decreases are a $0.1 million decrease in accounting fees and a $0.1 million decrease in business licenses and fees as we move from application status to renewal status for our money transmitter licenses.

During fiscal year 2010 we incurred some one-time costs we do not anticipate incurring during fiscal year 2011. As such, we are expecting our general and administrative costs to decrease during fiscal year 2011.

Wind-down General and Administrative: During the fiscal year ended September 30, 2010, our Wind-down general and administrative costs decreased $0.6 million, or 62.9%, as compared to the fiscal year ended September 30, 2009. Our labor and labor related expenses, including consultants, decreased $0.8 million year-over-year as a result of our strategic decision to focus on EPS operations. Our telephone and related costs also decreased $0.1 million when comparing fiscal year 2010 to fiscal year 2009. Offsetting these decreases is an increase of $0.2 million in bad debt expense associated with a receivable we have determined may be uncollectable.

We expect to see continued decreases in general and administrative expenses for our Wind-down operations as we complete projects.

Selling and Marketing (Continuing Operations)

Selling and marketing expenses consist primarily of payroll and payroll-related costs, commissions, advertising and marketing expenditures and travel-related expenditures. We expect selling and marketing expenses to fluctuate from quarter to quarter due to a variety of factors, such as increased advertising and marketing expenses incurred in anticipation of the April 15th federal tax season. The following table provides a year-over-year comparison of selling and marketing costs incurred by our Continuing Operations during fiscal years 2010 and 2009:

	Year Ended September 30,		Variance	
	2010	2009	$	%
	(In thousands, except percentages)			
Selling and marketing				
EPS	$6,355	$6,697	$(342)	(5.1)%
Wind-down	—	11	(11)	(100.0)%
Total	**$6,355**	**$6,708**	**$(353)**	**(5.3)%**

EPS Selling and Marketing: During the fiscal year ended September 30, 2010, EPS incurred $6.4 million of selling and marketing expenses, a $0.3 million or 5.1%, decrease compared to the fiscal year ended September 30, 2009. Contributing to the overall decrease in expense is a reduction of $0.7 million in labor and labor related costs as follows: a $0.6 million decrease in labor force and related expenses as we continue to streamline our business; a

$0.3 million decrease in severance expense year-over-year attributable to severance expense recognized in fiscal year 2009 relating to the departure of an executive as well expense associated with our consolidation efforts; and a $0.2 million reduction in share-based payment expense, primarily due to the reduction in the fair market value of our performance stock units, offset by an increase in commission expense of $0.5 million relating to an adjustment in fiscal year 2009 to modify historical commission plans. In addition, our strategic partnership fees decreased $0.2 million year-over-year due to the nature of our current partnership agreements. These decreases are offset by an increase of $0.3 million in advertising expenses as we work towards more targeted marketing campaigns and $0.2 million in miscellaneous travel and office related expenses.

During fiscal year 2011, we anticipate an increase in selling and marketing expenses, primarily in labor and labor related expenses, as well as advertising expenses, as we focus on adding new clients and new payment types and services to existing clients.

Wind-down Selling and Marketing: We did not incur any selling and marketing expenses in our Wind-down operations during fiscal year 2010 and incurred minimal expenses during fiscal year 2009. This is consistent with our efforts to focus the maintenance and growth of our business on our EPS operations.

Depreciation and Amortization (Continuing Operations)

Depreciation and amortization represents expenses associated with the depreciation of equipment, software and leasehold improvements, as well as the amortization of intangible assets from acquisitions and other intellectual property not directly attributable to client projects. The following table provides a year-over-year comparison of depreciation and amortization costs incurred by our Continuing Operations during fiscal years 2010 and 2009:

	Year Ended September 30,		Variance	
	2010	2009	$	%
	(In thousands, except percentages)			
Depreciation and amortization				
EPS	$5,625	$4,885	$ 740	15.2%
Wind-down	1,086	1,684	(598)	(35.5)%
Total	**$6,711**	**$6,569**	**$ 142**	**2.2%**

Depreciation and amortization relating to our EPS operations increased $0.7 million, or 15.2%, for the fiscal year ended September 30, 2010 over the fiscal year ended September 30, 2009, primarily due to the acquisition of ChoicePay assets during January 2009 as well as the depreciation of internally developed capitalized software during fiscal year 2010. Our Wind-down operations depreciation and amortization expense decreased $0.6 million, or 35.5% when comparing fiscal year 2010 to 2009, consistent with our strategic decision to focus on our EPS operations.

Other Income (Continuing Operations)

Gain on investment: During the fiscal year ended September 30, 2010 we recognized a $31,000 gain related to the increase in fair value of our auction rate securities. This is a $62,000 improvement over the fiscal year ended September 30, 2009.

Gain on sale of assets: During the fiscal year ended September 30, 2010 we recognized a $6,000 gain associated with the sale of assets during the current fiscal year.

Interest income, net: Interest income during the fiscal year ended September 30, 2010 decreased $0.3 million compared to the fiscal year ended September 30, 2009, attributable to both a decrease in the amount within our investment portfolio and decreases in interest rates. Due to current market conditions, we have elected to sell as many municipal bond debt securities as possible and invest the funds in money market accounts, treasury bills, discount notes and commercial paper — often at lower interest rates than our debt securities. Our interest rates fluctuate with changes in the marketplace.

Income Tax Provision (Continuing Operations)

We reported income tax provisions of $30,000 for the fiscal year ended September 30, 2010, a $10,000 decrease from September 30, 2009. The provision for income taxes represents state tax obligations incurred by our EPS operations. Our Consolidated Statements of Operations for the fiscal years ended September 30, 2010 and 2009 do not reflect a federal tax provision because of offsetting adjustments to our valuation allowance. Our effective tax rates differ from the federal statutory rate due to state income taxes, tax-exempt interest income and the charge for establishing a valuation allowance on our net deferred tax assets. Our future tax rate may vary due to a variety of factors, including, but not limited to: the relative income contribution by tax jurisdiction; changes in statutory tax rates; the amount of tax exempt interest income generated during the year; changes in our valuation allowance; our ability to utilize net operating losses and any non-deductible items related to acquisitions or other nonrecurring charges.

At September 30, 2010, we had $111.3 million of federal net operating loss carryforwards, which expire beginning in fiscal 2018 through 2030, and $94.7 million of state net operating loss carryforwards, most of which begin to expire after fiscal 2017 through 2025. Our ability to realize the acquired federal net operating loss carryforward is limited to $3,350,000 per year pursuant to Internal Revenue Code Section 382. The balance of our federal net operating loss carryforwards, is currently limited to $5,993,000 per annum pursuant to Internal Revenue Code Section 382.

DISCONTINUED OPERATIONS

Our Discontinued Operations consist of portions of our former GBPO and PSSI businesses which we have divested and no longer operate. During years ended September 30, 2010 and 2009, net loss from Discontinued Operations was $0.2 million and $6.0 million, respectively.

RESULTS OF OPERATIONS — FISCAL YEARS 2009 AND 2008

The following table provides an overview of our results of operations for the fiscal years ended September 30, 2009 and 2008:

	Year Ended September 30,		Variance 2009 vs. 2008	
	2009	2008	$	%
	(In thousands, except percentages)			
Revenues	**$128,246**	**$122,571**	**$ 5,675**	**4.6%**
Costs and expenses:				
Direct costs	95,594	95,234	360	0.4%
General and administrative	25,529	28,020	(2,491)	(8.9)%
Selling and marketing	6,708	8,677	(1,969)	(22.7)%
Depreciation and amortization	6,569	5,328	1,241	23.3%
Total costs and expenses	**134,400**	**137,259**	**(2,859)**	**(2.1)%**
Loss from continuing operations before other income and income taxes	**(6,154)**	**(14,688)**	**8,534**	**58.1%**
Other income	723	2,731	(2,008)	(73.5)%
Loss from continuing operations before income taxes	**(5,431)**	**(11,957)**	**6,526**	**54.6%**
Income tax provision	40	87	(47)	(54.0)%
Loss from continuing operations	**(5,471)**	**(12,044)**	**6,573**	**54.6%**
Loss from discontinued operations, net	(6,035)	(15,401)	9,366	60.8%
Net loss	**$(11,506)**	**$(27,445)**	**$15,939**	**58.1%**

The following sections describe the reasons for key variances from year to year in the results that we are reporting for Continuing and Discontinued Operations.

COMPARISON — FISCAL YEAR 2009 TO 2008

CONTINUING OPERATIONS

The Continuing Operations section of our Consolidated Statements of Operations includes the results of operations of our core EPS operations and our Wind-down operations. The following is an analysis of the variances in these financial results.

Revenues (Continuing Operations)

The following table compares the revenues generated by our Continuing Operations during fiscal years 2009 and 2008:

	Year Ended September 30,		Variance	
	2009	**2008**	**$**	**%**
	(In thousands, except percentages)			
Revenues				
EPS	$123,233	$116,641	$6,592	5.7%
Wind-down	5,013	5,930	(917)	(15.5)%
Total	**$128,246**	**$122,571**	**$5,675**	**4.6%**

The following sections discuss the key factors that caused these changes in revenue from our Continuing Operations.

EPS Revenues: EPS provides electronic processing solutions, including payment of taxes, fees and other obligations owed to government entities, educational institutions, utilities and other public sector clients. EPS's revenues reflect the number of contracts with clients, the volume of transactions processed under each contract and the rates that we charge for each transaction that we process.

EPS generated $123.2 million of revenues during the fiscal year ended September 30, 2009, a $6.6 million, or 5.7%, increase over fiscal year ended September 30, 2008. The acquisition of ChoicePay in January, 2009 and an increase in transactions and dollars processed contributed to the year over year increase in revenues. During fiscal year ended September 30, 2009, we processed 44.5% more transactions than we did in the same period last year, representing 17.6% more dollars. Most of our verticals experienced an increase in transactions processed during the fiscal year ended September 30, 2009, compared to the same period last year, ranging from 4.9% to 321.4%. However, our Federal vertical and portions of our Other vertical experienced decreases in transactions processed, by 1.5% and 24.1%, respectively. During the 2009 fiscal year, we added 287 new clients, 50 of which we acquired as a result of our acquisition of ChoicePay, which contributed to the increase in revenues.

Wind-down Revenues: During the fiscal year ended September 30, 2009, our Wind-down operations generated $5.0 million in revenues, a $0.9 million, or 15.5%, decrease from the fiscal year ended September 30, 2008. Our VSA business reported $4.7 million in revenues during fiscal year ended September 30, 2009, which is a $0.6 million decrease over the same period last year. This decrease is primarily due to the completion of projects. Our Pension business generated $0.3 million in revenues for the fiscal year ended September 30, 2009. This is a $0.3 million decrease over the same period last year due to the substantial completion of all Pension projects during fiscal 2009.

Direct Costs (Continuing Operations)

Direct costs, which represent costs directly attributable to providing services to clients, consist predominantly of discount fees. Discount fees include payment card interchange fees and assessments payable to the banks as well as payment card processing fees. Other, less significant costs include: payroll and payroll-related costs; travel-related expenditures; co-location and telephony costs; and the cost of hardware, software and equipment sold to clients. The following table provides a year-over-year comparison of direct costs incurred by our Continuing Operations during fiscal years 2009 and 2008:

	Year Ended September 30,		Variance	
	2009	2008	$	%
	(In thousands, except percentages)			
Direct costs				
EPS:				
Discount fees	$88,657	$87,082	$ 1,575	1.8%
Other costs	4,777	4,208	569	13.5%
Total EPS	93,434	91,290	2,144	2.3%
Wind-down	2,160	3,944	(1,784)	(45.2)%
Total	**$95,594**	**$95,234**	**$ 360**	**0.4%**

The following sections discuss the key factors that caused these changes in direct costs for Continuing Operations.

EPS Direct Costs: For the fiscal year ended September 30, 2009, direct costs increased $2.1 million, or 2.3%, over the fiscal year ended September 30, 2008. Discount fees increased $1.6 million, or 1.8%, over the same period last year, attributable to an increased number of transactions processed offset by several cost savings initiatives and a shift in vertical payment type and a shift in payment method. In addition, we received a benefit of $0.5 million in one-time cost savings initiatives. Other direct costs increased $0.6 million, or 13.5%, over the same period last year, primarily attributable to the acquisition of ChoicePay, offset by the consolidation of our San Ramon, California and Auburn, Alabama operations.

Wind-down Direct Costs: During the fiscal year ended September 30, 2009, our Wind-down direct costs decreased $1.8 million, or 45.2%, from the same period last year. This decrease was primarily attributable to a decrease in labor and labor-related expenses, including consultants and subcontractors, of $1.1 million, a decrease in product and material costs of $0.6 million, attributable to the completion of projects and $0.1 million of travel and travel related expenditures.

General and Administrative (Continuing Operations)

General and administrative expenses consist primarily of payroll and payroll-related costs for technology, product management, strategic initiatives, information systems, general management, administrative, accounting, legal and fees paid for outside services. Our information systems expenses include costs to consolidate and enhance our processing platforms as well as the costs associated with ongoing maintenance of these platforms. The following table compares general and administrative costs incurred by our Continuing Operations during fiscal years 2009 and 2008:

	Year Ended September 30,		Variance	
	2009	2008	$	%
	(In thousands, except percentages)			
General and administrative				
EPS	$24,509	$26,932	$(2,423)	(9.0)%
Wind-down	1,020	1,088	(68)	(6.3)%
Total	**$25,529**	**$28,020**	**$(2,491)**	**(8.9)%**

EPS General and Administrative: During the fiscal year ended September 30, 2009, EPS incurred $24.5 million of general and administrative expenses, a $2.4 million, or 9.0%, decrease over fiscal year ended September 30, 2008. The most significant cost savings during fiscal 2009 were a reduction in outside consulting services of $2.0 million, primarily attributable to the completion in late fiscal 2008 of our strategic initiative reviews and our efforts during fiscal 2009 to reduce our dependency on outside consultants and subcontractors. We also had a reduction of $1.0 million in legal expenses, attributable to reduced legal costs associated with our divestiture process, which were primarily incurred during fiscal 2008, as well as reduced legal expenses associated with an investigation being conducted by the Securities and Exchange Commission during fiscal 2009 as compared to fiscal 2008, offset by additional costs incurred during fiscal 2009 relating to our proxy and annual shareholders' meeting. Our other tax expense decreased $0.4 million year-over-year. We also had a $0.3 million reduction in executive search fees.

Overall, our labor and labor-related expenses decreased $0.3 million during fiscal 2009. Reductions in workforce as a result of our strategic initiatives (despite added staff through our ChoicePay acquisition) contributed $0.8 million to the overall decrease. Our reduction in share-based payment expense attributable to one-time expense recognized in fiscal 2008 contributed $0.6 million to the overall decrease. We also recognized $0.1 million less severance cost during fiscal 2009. Offsetting these decreases is an increase in expense of $1.2 million attributable to the performance stock unit plan introduced during fiscal 2009.

Offsetting these decreases are: a $0.5 million increase in restructuring costs associated with reducing our facility needs as a result of our consolidation efforts; a $0.4 million increase in office expense attributable to hardware and software maintenance and repairs associated with our IT services as well as the acquisition of ChoicePay; a $0.2 million increase in travel and travel-related expenses associated with the acquisition of ChoicePay and our platform consolidation initiative; and $0.2 million increase in business and licensing fees. In addition, during fiscal 2008 we recognized a $0.2 million benefit of the reversal of a legal reserve relating to a previously conducted Department of Justice investigation that concluded in January 2008. The remaining $0.1 million increase is attributable to miscellaneous administrative expenses.

Wind-down General and Administrative: During the fiscal year ended September 30, 2009, our Wind-down operations general and administrative expenses decreased $68,000 or 6.3% over the fiscal year ended September 30, 2008. These decreases are primarily attributable to the shift in resources from our Wind-down operations to our EPS operations, which has resulted in decreases in labor and labor-related expenses, including outside consultants. Offsetting these decreases was an increase in bad debt expense, which was a result of the benefit of bad debt collections during fiscal 2008.

Selling and Marketing (Continuing Operations)

Selling and marketing expenses consist primarily of payroll and payroll-related costs, commissions, advertising and marketing expenditures and travel-related expenditures. We expect selling and marketing expenses to fluctuate from quarter to quarter due to a variety of factors, such as increased advertising and marketing expenses incurred in anticipation of the April 15th federal tax season. The following table provides a year-over-year comparison of selling and marketing costs incurred by our Continuing Operations during fiscal years 2009 and 2008:

	Year Ended September 30,		Variance	
	2009	2008	$	%
	(In thousands, except percentages)			
Selling and marketing				
EPS	$6,697	$8,486	$(1,789)	(21.1)%
Wind-down	11	191	(180)	(94.2)%
Total	**$6,708**	**$8,677**	**$(1,969)**	**(22.7)%**

EPS Selling and Marketing: During the fiscal year ended September 30, 2009, EPS incurred $6.7 million of selling and marketing expenses, a $1.8 million, or 21.1%, decrease over the same period last year. Decreases in labor and labor-related expenses resulting from staff reductions, lower commissionable revenue activities and modifications to historical commission plans resulted in net savings of $1.5 million. This decrease was partially offset by severance expense of $0.3 million associated with the departure of a sales department executive. A reduction in travel and travel-related costs contributed $0.3 million to the year over year decrease and a reduction in advertising and partnership-related costs contributed $0.3 million to the overall decrease, primarily attributable to a more targeted advertising effort. Furthermore, we had a $0.2 million reduction in outside services as a result of our actions to reduce our past dependency on outside consultants and subcontractors. Partially offsetting these decreases is $0.2 million in other miscellaneous costs.

Wind-down Selling and Marketing: During fiscal year ended September 30, 2009, our Wind-down selling and marketing expenses decreased $0.2 million, or 94.2%, over the fiscal year ended September 30, 2008. These variances are attributable to our strategic decision to focus on our EPS operations, toward which all selling and marketing efforts have been directed. We expect to incur minimal selling and marketing expenses relating to Wind-down operations during fiscal 2010.

Depreciation and Amortization (Continuing Operations)

Depreciation and amortization represents expenses associated with the depreciation of equipment, software and leasehold improvements, as well as the amortization of intangible assets from acquisitions and other intellectual property not directly attributable to client projects. The following table provides a year-over-year comparison of depreciation and amortization costs incurred by our Continuing Operations during fiscal years 2009 and 2008:

	Year Ended September 30,		Variance	
	2009	2008	$	%
	(In thousands, except percentages)			
Depreciation and amortization				
EPS	$4,885	$3,900	$ 985	25.3%
Wind-down	1,684	1,428	256	17.9%
Total	**$6,569**	**$5,328**	**$1,241**	**23.3%**

Depreciation and amortization relating to our EPS operations increased $1.0 million, or 25.3%, for the fiscal year ended September 30, 2009 over the fiscal year ended September 30, 2008, primarily due to the acquisition of ChoicePay assets during January 2009. We incurred an additional $0.3 million, or 17.9%, in amortization expense during fiscal year ended September 30, 2009 over fiscal year ended September 30, 2008 for our Wind-down operations as a result of the decision at the end of fiscal 2008 to decrease the remaining useful life of certain intangible assets from four to two years.

Other Income/(Loss) (Continuing Operations)

Gain/(loss) on investment: During fiscal year ended September 30, 2009, we recognized a $31,000 loss related to the decrease in fair value of our auction rate securities. During fiscal year ended September 30, 2008, these securities were classified as available-for-sale, and therefore any gain or loss was unrealized and recorded within *Accumulated other comprehensive loss* on our Consolidated Balance Sheets.

Interest income, net: Interest income during fiscal year ended September 30, 2009 decreased $2.0 million compared to fiscal year ended September 30, 2008, attributable to both a decrease in the amount within our investment portfolio and decreases in interest rates. Due to current market conditions, we have elected to sell as many municipal bond debt securities as possible and invest the funds in money market accounts, treasury bills and commercial paper — often at lower interest rates than our debt securities. Our interest rates fluctuate with changes in the marketplace.

Income Tax Provision (Continuing Operations)

We reported income tax provisions of $40,000 the fiscal year ended September 30, 2009, a $47,000 decreased from September 30, 2008. The provision for income taxes represents state tax obligations incurred by our EPS operations. Our Consolidated Statements of Operations for the fiscal years ended September 30, 2009 and 2008 do not reflect a federal tax provision because of offsetting adjustments to our valuation allowance. Our effective tax rates differ from the federal statutory rate due to state income taxes, tax-exempt interest income and the charge for establishing a valuation allowance on our net deferred tax assets. Our future tax rate may vary due to a variety of factors, including, but not limited to: the relative income contribution by tax jurisdiction; changes in statutory tax rates; the amount of tax exempt interest income generated during the year; changes in our valuation allowance; our ability to utilize net operating losses and any non-deductible items related to acquisitions or other nonrecurring charges.

At September 30, 2009, we had $98.9 million of federal net operating loss carryforwards, which expire beginning in fiscal 2018 through 2029, and $82.1 million of state net operating loss carryforwards, most of which begin to expire after fiscal 2017 through 2024.

DISCONTINUED OPERATIONS

Our Discontinued operations consist of portions of our former GBPO and PSSI businesses which we have divested and no longer operate. During years ended September 30, 2009 and 2008, net loss from Discontinued Operations was $6.0 million and $15.4 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2010 we had $54.0 million in cash, cash equivalents and marketable securities compared with $57.6 million at September 30, 2009. Of the $57.6 million at September 30, 2009, $31.2 million consisted of marketable securities which were illiquid as of September 30, 2009. During fiscal year 2010, we were able to liquidate these securities and invest the proceeds in short-term and cash equivalent investments. In addition, as of September 30, 2010 we had restricted cash of $7.3 million, of which $6.0 million is used as a compensating balance required by our bank to guarantee availability of funds for processing outgoing Automated Clearing House payments to our clients and $1.3 million is used to collateralize outstanding letters of credit, which are scheduled to come due during calendar year 2010. We currently have an Amended and Restated Credit and Security Agreement, as amended, with our lender, under which we may obtain up to $5.0 million of letters of credit. This agreement also grants the lender a perfected security interest in cash collateral in an amount equal to all issued and to be issued letters of credit. The $1.3 million of letters of credit outstanding were issued to secure performance bonds and a property lease.

Our current investment strategy is to ensure our cash, cash equivalents and marketable securities remain as liquid as possible. We intend to concentrate our investments in short term U.S. Treasury bills to ensure we can meet our liquidity needs over the next twelve months. We believe we have sufficient liquidity to meet currently anticipated needs, including capital expenditures, working capital investments, and acquisitions, as well as participation in our stock repurchase program for the next twelve months. We expect to generate cash flows from operating activities over the long term; however, we may experience significant fluctuations from quarter to quarter resulting from the timing of billing and collections. To the extent that our existing capital resources are insufficient to meet our capital requirements, we will have to raise additional funds. There can be no assurance that additional funding, if necessary, will be available on favorable terms, if at all. Currently, we do not have any short or long-term debt.

Net Cash from Continuing Operations — Operating Activities. During the fiscal year ended September 30, 2010, our operating activities from Continuing Operations provided $2.0 million of cash. This reflects a net loss of $5.9 million from Continuing Operations and $9.4 million of non-cash items. During fiscal 2010, $0.8 million of cash was generated by a decrease in accounts and settlements receivable, $0.6 million of cash was generated by decrease in prepaid expenses and other assets and $0.1 million of cash was generated by a decrease in income tax. A decrease in accounts and settlements payable and other accrued liabilities used $2.7 million of cash and a decrease in deferred income used $0.3 million of cash.

Net Cash from Continuing Operations — Investing Activities. Net cash generated by our investing activities from Continuing Operations for the fiscal year ended September 30, 2010 was $22.8 million, including $31.2 million of cash generated by the sale of trading securities and $19.9 million of cash generated by the maturities and sale of available-for-sale securities, offset by the use of $23.6 million of cash to purchase available-for-sale securities. The collection of a note receivable generated $0.5 million of cash. The purchase of equipment and software to support our EPS operations used $5.2 million of cash and additional goodwill recognized associated with the ChoicePay earn-out used $0.1 million of cash.

Net Cash from Continuing Operations — Financing Activities. Net cash used in our financing activities from Continuing Operations for the fiscal year ended September 30, 2010 was $0.7 million. The purchase of company stock used $0.7 million of cash, offset by $82,000 provided by the issuance of stock. Capital lease obligations used $36,000 of cash.

Net Cash from Discontinued Operations — Operating Activities. During the fiscal year ended September 30, 2010, our operating activities from Discontinued Operations used $0.9 million of cash as a result of residual expenses related to our divested businesses.

Net Cash from Discontinued Operations — Investing Activities. During the fiscal year ended September 30, 2010, investing activities from discontinued operations provided $0.6 million of cash as a result of an earn-out payment from the company that purchased our former GBPO business, pursuant to the Purchase and Sale Agreement.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations is based on our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or US GAAP. Note 2 — Summary of Significant Accounting Policies of our Notes to Consolidated Financial Statements contains a summary of our significant accounting policies, many of which require the use of estimates and assumptions. We believe that of our significant policies, the following are the most noteworthy because they are based upon estimates and assumptions that require complex subjective judgments by management, which can have a material effect on our reported results. Changes in these estimates or assumptions could materially impact our financial condition and results of operations. Actual results could differ materially from management's estimates.

Revenue Recognition. Certain judgments affect the application of our revenue policy. We derive revenues primarily from transaction and payment processing, systems design and integration, and maintenance and support services. We recognize revenues in accordance with accounting principles generally accepted in the United States, which, in some cases, require us to estimate costs and project status. Our EPS operations primarily recognize revenues using a transaction-based method as described below.

The methods that we use to recognize revenues are described below:

Transaction-based contracts — revenues are recognized based on fees charged on a per-transaction basis or fees charged as a percentage of dollars processed;

Time and materials contracts — revenues are recognized when we perform services and incur expenses;

Delivery-based contracts — revenues are recognized when we have delivered, and the customer has accepted, the product or service; and

Software maintenance contracts — revenues are recognized on a straight-line basis over the contract term, which is typically one year.

Any given contract may contain one or more elements with attributes of more than one of the contract types described above. In those cases, we account for each element separately, using the applicable accounting standards. In addition, we also establish an allowance for credit card reversals and charge-backs as part of our revenue recognition practices. For all our operations, the amount and timing of our revenue is difficult to predict.

Collectability of Receivables. Accounts receivable includes funds that are due to us to compensate us for the services we provide to our customers. We have established an allowance for doubtful accounts, which represents our best estimate of probable losses inherent in the accounts receivable balance. Each quarter we adjust this allowance based upon management's review and assessment of each category of receivable. Factors that we consider to establish this adjustment include the age of receivables, past payment history and the demographics of the associated debtors. Our allowance for uncollectible accounts is based both on the performance of specific debtors and upon general categories of debtors.

Goodwill and Other Intangible Assets. We review goodwill and purchased intangible assets with indefinite lives for impairment annually at the reporting unit level and whenever events or changes indicate that the carrying value of an asset may not be recoverable. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur and determination of our weighted-average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Investments. We review our investments quarterly to identify other-than-temporary impairments in accordance with US GAAP. This determination requires us to use significant judgment in evaluating a number of factors, including: the duration and extent to which the fair value of an investment is less than its cost; the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow; and our intent and ability to hold the investment. When investments exhibit unfavorable attributes in these and other areas, we conduct additional analyses to determine whether the fair value of the investment is other-than-temporarily impaired.

Fair-value Measurements. In accordance with US GAAP, we record our financial assets including: cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities at cost, which approximates fair value due to their short-term nature. Investments in marketable securities are recorded at their estimated fair value. Factors considered in determining their fair value were: current and projected interest rates, quality of the underlying collateral, credit ratings of the issuer, percentage participation in the Federal Family Education Loan Program and a factor for illiquidity.

Contingencies. The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. US GAAP requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued, we evaluate a number of factors, including the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position and our results of operations.

Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. US GAAP states we may recognize a tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on technical merits. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations or cash flows.

Share-Based Compensation. US GAAP requires public companies to expense employee share-based payments (including options, restricted stock units and performance stock units) based on fair value. We must use our judgment to determine key factors in determining the fair value of the share-based payment, such as volatility, forfeiture rates and the expected term in which the award will be outstanding.

RECENT ACCOUNTING STANDARDS

FASB ASC 860. In June 2009, the FASB issued FASB ASC 860, which eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. FASB ASC 860 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. We will adopt FASB ASC 860 on October 1, 2010. We are currently evaluating the effect the adoption of FASB ASC 860 will have on our financial position and results of operations.

FASB ASU 2010-06. In January 2010, the FASB issued Accounting Standards Update, or ASU, or FASB ASU 2010-06, which amends the disclosure requirements relating to recurring and nonrecurring fair value measurements. New disclosures are required about transfers into and out of the levels 1 and 2 fair value hierarchy and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. This ASU also requires an entity to present information about purchases, sales, issuances and settlements for significant unobservable inputs on a gross basis rather than as a net number. This ASU was effective for us with the reporting period beginning January 1, 2010, except for the disclosures on the roll forward activities for Level 3 fair value measurements, which will become effective for us with the reporting period beginning October 1, 2011. The adoption of this ASU had no impact on our financial position and results of operations, as it only requires additional disclosures.

FASB ASU 2010-20. In July 2010, the FASB issued, FASB ASU 2010-20, which amends ASC 310 by requiring additional, more robust disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses. We will adopt the disclosure requirements in our December 31, 2010 quarterly report. The adoption of this ASU had no impact on our financial position and results of operations, as it only changes disclosure requirements.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements as those are defined under the SEC rules.

INDEMNIFICATION AGREEMENTS

Our Certificate of Incorporation obligates us to indemnify our directors and officers against all expenses, judgments, fines and amounts paid in settlement for which such persons become liable as a result of acting in any capacity on behalf of Tier, if the director or officer met the standard of conduct specified in the Certificate, and subject to the limitations specified in the Certificate. In addition, we have indemnification agreements with certain of our directors and officers, which supplement the indemnification obligations in our Certificate. These agreements generally obligate us to indemnify the indemnitees against expenses incurred because of their status as a director or officer, if the indemnitee met the standard of conduct specified in the agreement, and subject to the limitations specified in the agreement.

EMPLOYMENT AGREEMENTS

As of September 30, 2010, we had employment and change of control agreements with four executives and one other key manager. If certain termination or change of control events were to occur under the five contracts as of September 30, 2010, we could be required to pay up to $3.9 million. In addition, pursuant to the terms of our employment contract with our current CEO, we could be required to pay up to $0.1 million relating to relocation expenses and legal fees in association with the review and negotiation of the employment contract.

CONTRACTUAL OBLIGATIONS

We have contractual obligations to make future payments on lease agreements, which have remaining terms that extend beyond five years. During the fiscal year ended September 30, 2010, we entered into a lease agreement for space in Reston, Virginia to house our headquarters. This lease agreement ends in fiscal year 2018. Additionally, in the normal course of business, we enter into contractual arrangements whereby we commit to future purchases of products or services from unaffiliated parties. Purchase obligations are legally binding arrangements whereby we agree to purchase products or services with a specific minimum quantity defined at a fixed minimum or variable price over a specified period of time. The following table presents our expected payments for contractual obligations that were outstanding at September 30, 2010. All of our contractual obligations expire by 2018.

	Total	2011	2012-2013	2014-2015	Thereafter
			(In thousands)		
Capital lease obligations (equipment)(1)	$ 78	$ 31	$ 47	$ —	$ —
Operating lease obligations:					
Facilities leases	5,563	468	1,590	1,625	1,880
Equipment leases	23	6	12	5	—
Purchase obligations:					
Subcontractor	110	110	—	—	—
Purchase order	182	182	—	—	—
Total contractual obligations	$5,956	$797	$1,649	$1,630	$1,880

(1) *Includes interest payments of $1.*

ITEM 7A — *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We maintain a portfolio of cash equivalents and investments in a variety of securities, including certificates of deposit, money market funds and government securities. These securities are subject to interest rate risk and may decline in value if market interest rates increase. If market interest rates increase immediately and uniformly by ten percentage points from levels at September 30, 2010 the fair value of the portfolio would decline by approximately $43,000.

ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Tier Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Tier Technologies, Inc. and subsidiaries as of September 30, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, comprehensive loss, and cash flows for each of the three years in the period ended September 30, 2010. Our audits also included the financial statement schedule of Tier Technologies, Inc. and subsidiaries listed in Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tier Technologies, Inc. and subsidiaries as of September 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Tier Technologies, Inc. and subsidiaries' internal control over financial reporting as of September 30, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated November 22, 2010, expressed an unqualified opinion on the effectiveness of Tier Technologies Inc. and subsidiaries' internal control over financial reporting.

/s/ McGladrey & Pullen, LLP

Vienna, VA
November 22, 2010

TIER TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2010	September 30, 2009
	(In thousands)	
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 45,757	$ 21,969
Investments in marketable securities	8,249	4,499
Restricted investments	1,311	1,361
Accounts receivable, net	4,883	4,790
Settlements receivable, net	8,356	10,592
Prepaid expenses and other current assets	1,407	2,239
Total current assets	69,963	45,450
Property, equipment and software, net	12,032	7,990
Goodwill	17,381	17,329
Other intangible assets, net	7,477	12,038
Investments in marketable securities	—	31,169
Restricted investments	6,000	6,000
Other assets	172	571
Total assets	**$113,025**	**$120,547**
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Accounts payable	$ 1,059	$ 84
Settlements payable	10,716	13,911
Accrued compensation liabilities	4,261	3,213
Accrued discount fees	4,624	5,343
Other accrued liabilities	2,718	3,425
Deferred income	558	861
Total current liabilities	23,936	26,837
Other liabilities:		
Deferred rent	1,257	—
Other liabilities	596	1,121
Total other liabilities	1,853	1,121
Total liabilities	**25,789**	**27,958**
Commitments and contingencies (Note 9)		
Shareholders' equity:		
Preferred stock, no par value; authorized shares: 4,579; no shares issued and outstanding	—	—
Common stock, $0.01 par value, and paid-in capital; shares authorized: 44,260; shares issued: 20,706 and 20,687; shares outstanding: 18,170 and 18,238	193,620	192,030
Treasury stock — at cost, 2,536 and 2,449 shares	(21,020)	(20,271)
Accumulated other comprehensive loss	(1)	—
Accumulated deficit	(85,363)	(79,170)
Total shareholders' equity	**87,236**	**92,589**
Total liabilities and shareholders' equity	**$113,025**	**$120,547**

See Notes to Consolidated Financial Statements

TIER TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30,		
	2010	2009	2008
	(In thousands, except per share data)		
Revenues	$130,224	$128,246	$122,571
Costs and expenses:			
Direct costs	98,328	95,594	95,234
General and administrative	25,199	25,529	28,020
Selling and marketing	6,355	6,708	8,677
Depreciation and amortization	6,711	6,569	5,328
Total costs and expenses	136,593	134,400	137,259
Loss from continuing operations before other income and income taxes	(6,369)	(6,154)	(14,688)
Other income:			
Interest income, net	414	754	2,731
Gain (loss) on investment	31	(31)	—
Gain on sale of assets	6	—	—
Total other income	451	723	2,731
Loss from continuing operations before income taxes	(5,918)	(5,431)	(11,957)
Income tax provision	30	40	87
Loss from continuing operations	(5,948)	(5,471)	(12,044)
Loss from discontinued operations, net	(245)	(6,035)	(15,401)
Net loss	$ (6,193)	$ (11,506)	$ (27,445)
Loss per share — Basic and diluted:			
From continuing operations	$ (0.33)	$ (0.28)	$ (0.61)
From discontinued operations	$ (0.01)	$ (0.31)	$ (0.79)
Loss per share — Basic and diluted	**$ (0.34)**	**$ (0.59)**	**$ (1.40)**
Weighted average common shares used in computing:			
Basic and diluted loss per share	18,153	19,438	19,616

See Notes to Consolidated Financial Statements

TIER TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock Issued		Paid-in-Capital	Treasury Stock		Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount		Shares	Amount			
					(In thousands)			
Balance at September 30, 2007	20,425	$204	$186,213	(884)	$ (8,684)	$ —	$(40,219)	$137,514
Net loss	—	—	—	—	—	—	(27,445)	(27,445)
Exercise of stock options	194	2	1,281	—	—	—	—	1,283
Share-based payment	—	—	2,399	—	—	—	—	2,399
Unrealized loss on investments	—	—	—	—	—	(2,504)	—	(2,504)
Balance at September 30, 2008	20,619	206	189,893	(884)	(8,684)	(2,504)	(67,664)	111,247
Net loss	—	—	—	—	—	—	(11,506)	(11,506)
Exercise of stock options	68	1	421	—	—	—	—	422
Share-based payment	—	—	1,509	—	—	—	—	1,509
Repurchase of common stock	—	—	—	(1,565)	(11,587)	—	—	(11,587)
Impact of realized losses transferred from Accumulated Other Comprehensive Income and included in net loss	—	—	—	—	—	2,504	—	2,504
Balance at September 30, 2009	20,687	207	191,823	(2,449)	(20,271)	—	(79,170)	92,589
Net loss	—	—	—	—	—	—	(6,193)	(6,193)
Exercise of stock options	19	—	82	—	—	—	—	82
Share-based payment	—	—	1,508	—	—	—	—	1,508
Repurchase of common stock	—	—	—	(87)	(749)	—	—	(749)
Unrealized loss on investment	—	—	—	—	—	(1)	—	(1)
Balance at September 30, 2010	20,706	$207	$193,413	(2,536)	$(21,020)	$ (1)	$(85,363)	$ 87,236

See Notes to Consolidated Financial Statements

TIER TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended September 30,		
	2010	2009	2008
	(In thousands)		
Net loss	$(6,193)	$(11,506)	$(27,445)
Other comprehensive (loss) income, net of taxes:			
Investments in marketable securities:			
Unrealized loss	(1)	—	(2,504)
Impact of realized loss transferred from Accumulated Other Comprehensive Income and included in net loss	—	2,504	—
Other comprehensive (loss) income	(1)	2,504	(2,504)
Comprehensive loss	$(6,194)	$ (9,002)	$(29,949)

See Notes to Consolidated Financial Statements

TIER TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,		
	2010	2009	2008
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (6,193)	$(11,506)	$(27,445)
Less: Loss from discontinued operations, net	(245)	(6,035)	(15,401)
Loss from continuing operations, net	(5,948)	(5,471)	(12,044)
Non-cash items included in net loss from continuing operations:			
Depreciation and amortization	6,712	6,642	5,497
Provision for doubtful accounts	1,304	417	239
Deferred rent	388	—	—
Share-based compensation	1,012	2,522	2,224
(Gain) loss on trading investments	(31)	31	—
Gain on sale of equipment	(10)	—	—
Other	1	(19)	453
Net effect of changes in assets and liabilities:			
Accounts and settlements receivable, net	839	(6,510)	473
Prepaid expenses and other assets	629	(89)	261
Accounts payable and accrued liabilities	(2,681)	5,399	311
Income taxes receivable	84	1	19
Deferred income	(303)	(929)	(859)
Cash provided by (used in) operating activities from continuing operations	1,996	1,994	(3,426)
Cash (used in) provided by operating activities from discontinued operations	(855)	(5,187)	3,955
Cash provided by (used in) by operating activities	1,141	(3,193)	529
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of available-for-sale securities	(23,587)	(38,455)	(7,325)
Sales and maturities of available-for-sale securities	19,886	36,371	33,815
Sales of trading securities	31,200	125	—
Sales and maturities of restricted investments	—	500	1,250
Purchase of equipment and software	(5,244)	(3,889)	(1,951)
ChoicePay asset purchase net of cash acquired	—	(6,927)	—
Additions to goodwill — ChoicePay	(52)	—	—
Collection of note receivable	527	71	—
Proceeds from sale of equipment	10	—	—
Cash provided by (used in) investing activities from continuing operations	22,740	(12,204)	25,789
Cash provided by investing activities from discontinued operations	610	818	3,678
Cash provided by (used in) investing activities	23,350	(11,386)	29,467
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from issuance of common stock	82	421	1,283
Purchase of company stock	(749)	(11,587)	—
Capital lease obligations and other financing arrangements	(36)	(21)	(56)
Cash (used in) provided by financing activities from continuing operations	(703)	(11,187)	1,227
Cash used in financing activities from discontinued operations	—	—	(4)
Cash (used in) provided by financing activities	(703)	(11,187)	1,223
Net increase (decrease) in cash and cash equivalents	23,788	(25,766)	31,219
Cash and cash equivalents at beginning of period	21,969	47,735	16,516
Cash and cash equivalents at end of period	$ 45,757	$ 21,969	$ 47,735

TIER TECHNOLOGIES, INC.

CONSOLIDATED SUPPLEMENTAL CASH FLOW INFORMATION — (Continued)

	Year Ended September 30,		
	2010	2009	2008
	(In thousands)		
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest	$ 26	$ 14	$ 11
Income taxes paid, net	$ 35	$ 38	$ 24
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Tenant improvement acquired with deferred rent credit	$ 959	$ —	$ —
Investments released from restriction	$ 50	$ —	$2,415
Equipment acquired under capital lease obligations and other financing arrangements	$ —	$ 116	$ 28
Fair value of ARS Rights	$3,289	$ 3,289	$ —
Receivables from third parties	$ —	$ 950	$ —
Transfer from available-for-sale to trading securities, at par value	$ —	$31,325	$ —
Fair value adjustment of trading securities	$3,320	$ 816	$ —
SUPPLEMENTAL SCHEDULE OF INVESTING ACTIVITIES:			
Purchase price of ChoicePay acquisition	$ —	$ 7,597	$ —
Fair value of identifiable net assets acquired	$ —	$ 4,794	$ —
Goodwill arising from ChoicePay acquisition	$ —	$ 2,803	$ —

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS

Tier Technologies, Inc., or Tier, primarily provides Electronic Payment Solutions, or EPS services which are provided by our wholly owned subsidiary Official Payments Corporation, or OPC. We operate in the following biller direct markets:

- Federal — which includes federal income and business tax payments;
- State and Local — which includes state and local income tax payments and business tax payments;
- Property Tax— which covers state and local real property tax;
- Utility;
- Education — which consists of services to post-secondary educational institutions; and
- Other — which includes local government fines and fees, motor vehicle registration and payments, rent, insurance, K-12 education meal pay and fee payments, and personal property tax payments.

During fiscal 2010, we also operated in one other business area called our Voice and Systems Automation, or VSA, business, which we are winding down over the next two years because the services are neither compatible with our long-term strategic direction nor complementary with businesses we have divested. VSA provides call center interactive voice response systems and support services, which include customization, installation and maintenance.

For additional information about our EPS and Wind-down operations, see Note 11 — Segment Information.

For additional information about businesses in which we no longer operate, and have divested, see Note 14 — Discontinued Operations.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. These financial statements and the accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America and conform to Regulation S-X under the Securities Exchange Act of 1934, as amended. We believe we have made all necessary adjustments so that the financial statements are presented fairly and that all such adjustments are of a normal recurring nature.

Principles of Consolidation. The financial statements include the accounts of Tier Technologies, Inc. and its subsidiaries. Intercompany transactions and balances have been eliminated.

Use of Estimates. Preparing financial statements requires management to make estimates and assumptions that affect the amounts reported on our Consolidated Financial Statements and accompanying notes. We believe that near-term changes could reasonably impact the following estimates: collectability of receivables; share-based compensation; valuation of goodwill, intangibles and investments; contingent liabilities; effective tax rates; deferred taxes and associated valuation allowance; and project costs and project percentage of completion. Although we believe the estimates and assumptions used in preparing our Consolidated Financial Statements and notes thereto are reasonable in light of known facts and circumstances, actual results could differ materially.

Cash and Cash Equivalents. Cash equivalents are highly liquid investments with maturities of three months or less at the date of purchase and are stated at amounts that approximate fair value, based on quoted market prices. Cash equivalents consist principally of investments in interest-bearing demand deposit accounts with financial institutions and U.S. Treasury bills.

Revenue Recognition and Credit Risk. As discussed in more detail below, EPS revenues are primarily attributable to fees for processing incoming payment obligations electronically. Within our Wind-down operations, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. When we enter into certain arrangements where we are obligated to deliver multiple products and/or services, we account for each unit of the contract separately when each unit provides value to the customer on a standalone basis and there is objective evidence of the fair value of the standalone unit.

We assess collectability based upon our clients' financial condition and prior payment history, as well as our performance under the arrangement.

Continuing Operations

Our EPS operations offer payment solutions services to our clients, which allow them to offer their constituents (individuals or businesses) the ability to pay certain financial obligations with their credit or debit cards, electronic check, cash or money order, depending on the terms of the arrangement. Our revenue is generated in the form of the convenience fee we are permitted to charge for the electronic payment solutions service provided. Depending on the agreement with the client, the convenience fee can be a fixed fee or a percentage of the payment processed. In more than 90% of our arrangements, this fee is charged directly to the constituent and is added to their payment obligation at the point the payment is processed. Our clients pay the remainder of the convenience fees we receive. We recognize the revenue in the month in which the service is provided.

We used the percentage-of-completion method to recognize revenue associated with our Pension wind-down operations in fiscal years 2009 and 2008. This method of revenue recognition is discussed in more detail in the following Discontinued Operations section. We did not recognize any revenue associated with Pension during fiscal year 2010.

Our remaining Wind-down operations include software sales and maintenance and support, as well as non-essential training and consulting. We recognize the revenues on training and consulting projects in the month the services are performed. The method of revenue recognition for software sales and maintenance and support is discussed in more detail in the following Discontinued Operations section.

Discontinued Operations

Typically, our payment processing and call center operations earn revenues based upon a specific fee per transaction or percentage of the dollar amount processed. We recognize these revenues in the month that the service is provided. As of September 30, 2008 our payment processing and call center operations were completely divested.

We use the percentage-of-completion method to recognize revenues for software licenses and related services for projects that require significant modification or customization that is essential to the functionality of the software. We record a provision in those instances in which we believe it is probable that a contract will generate a net loss and we can reasonably estimate this loss. If we cannot reasonably estimate the loss, we limit the amount of revenue that we recognize to the costs we have incurred, until we can estimate the total loss. Advance payments from clients and amounts billed to clients in excess of revenue recognized are recorded as deferred revenue. Amounts recognized as revenue in advance of contractual billing are recorded as unbilled receivables.

For the sale of software that does not require significant modification, we recognize revenues from license fees when persuasive evidence of an agreement exists, delivery of the software has occurred, no significant implementation or integration obligations exist, the fee is fixed or determinable and collectability is probable. If we do not believe it is probable that we will collect a fee, we do not recognize the associated revenue until we collect the payment.

For software license arrangements with multiple obligations (for example, undelivered maintenance and support), we allocate revenues to each component of the arrangement using the residual value method of accounting based on the fair value of the undelivered elements, which is specific to our company. Fair value for the maintenance and support obligations for software licenses is based upon the specific renewal rates.

Our license agreements do not offer return rights or price protection; therefore, we do not have provisions for sales returns on these types of agreements. We do, however, offer routine, short-term warranties that our proprietary software will operate free of material defects and in conformity with written documentation. Under these agreements, if we have an active maintenance agreement, we record a liability for our estimated future warranty claims, based on historical experience. If there is no maintenance contract, the warranty is considered implied maintenance and we defer revenues consistent with other maintenance and support obligations.

When we provide ongoing maintenance and support services, the associated revenue is deferred and recognized on a straight-line basis over the life of the related contract — typically one year. Generally, we recognize the revenues earned for non-essential training and consulting support when the services are performed.

Finally, under the terms of a number of our contracts, we are reimbursed for certain costs that we incur to support the project, including travel, postage, stationery and printing. We include the amounts that we are entitled to be reimbursed and any associated mark-up on these expenses and the expenses *Loss from discontinued operations, net* on our Consolidated Statements of Operations.

Allowance for Doubtful Accounts. The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine the allowance based on known troubled accounts, historical experience and other currently available evidence. In addition, our OPC subsidiary records a sales return allowance, calculated monthly as 0.40% of gross revenues on the applicable contracts, to establish an allowance for the reversal of convenience fees. Convenience fees are charged to cardholders on a per transaction basis and are reinstated to cardholders upon an approved payment reversal. Additions to the provision for bad debts are included in *General and administrative* on our Consolidated Statements of Operations, while the provision for sales return allowance is included as a reduction against *Revenues*. The balance of our allowance for doubtful accounts for Continuing Operations was $1.1 million at September 30, 2010 and $0.4 million at September 30, 2009.

Settlements receivable, net. Individuals and businesses settle their obligations to our various clients, primarily utility and other public sector clients, using credit or debit cards or via ACH payments. We create a receivable for the amount due from the credit or debit card company or bank and an offsetting payable to the client. Once we receive confirmation the funds have been received, we settle the obligation to the client.

Fair Value of Financial Instruments. The carrying amounts of certain financial instruments, including cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short maturities.

Investments in Marketable Securities. Investments in marketable securities are composed of available-for-sale securities and trading securities. Restricted investments pledged in connection with performance bonds and real estate operating leases are reported as *Restricted investments* on the Consolidated Balance Sheets. Unrestricted investments with remaining maturities of 90 days or less (as of the date that we purchased the securities) are classified as cash equivalents. Other securities that would not otherwise be included in *Restricted investments* or *Cash and cash equivalents* are classified on the Consolidated Balance Sheets as *Investments in marketable securities*. Our investments are categorized as available-for-sale and trading securities and recorded at estimated fair value, based on quoted market prices, or financial models if quoted market prices are unavailable. Increases and decreases in fair value are recorded as unrealized gains and losses in *Other comprehensive loss* for available-for-sale securities, and are recorded in the Consolidated Statements of Operations as *(Gain)/loss in investments* for trading securities. Realized gains and losses and declines in fair value judged to be other-than-temporary are included in the Consolidated Statements of Operations as a *Loss on investment*. Interest earned is included in *Interest income, net.*

During fiscal year 2010 our securities consisted of U.S. Treasury bills, U.S government agency discount notes and certificates of deposit and municipal bonds collateralized with student loans. For additional information on the composition of our marketable securities, please see Note 3 — Investments. Beginning in February 2008 we began to experience unsuccessful auctions resulting from the uncertainty and turmoil of the credit markets, particularly with the concerns about mortgage-backed securities. Due to the lack of liquidity in the market, during fiscal 2008 we began classifying these investments as long-term.

In November 2008, we entered into an agreement with our investment manager, UBS AG, or UBS, which entitled us to sell our Auction Rate Securities, or ARS, to UBS for a price equal to the par value plus accrued but unpaid interest over a given period of time. For complete details on this agreement, please see Note 3 — Investments. We valued this agreement in accordance with US GAAP at the fair value option for recognized financial assets, in order to match the changes in the fair value of the ARS. Consistent with this accounting treatment, we recorded unrealized gains and losses in *(Gain)/loss on investment* in our Consolidated Statements of Operations. On June 30, 2010 we formally exercised our rights to sell the ARS remaining in our portfolio to UBS at par value plus accrued but unpaid interest. This transaction was completed on July 2, 2010 and we invested the proceeds in other liquid short term investments.

Advertising Expense. We expense advertising costs, net of cooperative advertising cash contributions received from partners, during the period the advertising takes place. We incurred $0.7 million during fiscal 2010, $0.4 million during fiscal 2009, and $0.5 million during fiscal 2008 of net advertising expenses from Continuing Operations.

Property, Equipment and Software. Property, equipment and software are stated at cost and depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease terms, ranging from three to seven years. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized.

We expense the costs incurred for software that we expect to use internally until the preliminary project stage has been completed. Subsequently, we capitalize direct service and material costs, as well as direct payroll and payroll-related costs and interest costs incurred during development. Once the software is placed in use, we amortize it on a straight-line basis over the estimated economic life of the software.

We expense the cost of software that we expect to sell, lease or market as research and development costs, prior to the time that technical feasibility is established. Once technical feasibility is established, we capitalize software development costs until the date that the software is available for sale. During fiscal year 2009 we recognized $2.6 million in impairment expense related to internally-developed software related to our discontinued operations.

Goodwill. Goodwill is not amortized, but instead is tested for impairment at least annually at the reporting unit level. We perform this impairment test by first comparing the fair value of our reporting units to their carrying amount. If an indicator of impairment exists, we would then compare the implied fair value of our goodwill to the carrying amount in order to determine the amount of the impairment, if any. We determine fair value of our reporting units using the income approach, which uses a discounted cash flow model. During fiscal 2008, we recorded goodwill impairment and sale-related write downs of $8.8 million for Discontinued Operations. No impairment existed during fiscal 2010.

Intangible Assets. We amortize intangible assets with finite lives over their estimated benefit period, ranging from five to 16 years. We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. No impairment existed during fiscal 2010.

(Loss) Earnings Per Share. Basic (loss) earnings per share are computed by dividing net (loss) income by the weighted-average number of shares of common stock outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Share-Based Payment. Share-based compensation cost for an option award is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the award (typically three to five years) using the ratable method. We also issue restricted stock units and performance stock units. For restricted stock units issuable in shares, we measure the award at the grant date fair value and recognize the expense over the applicable vesting period of three years. For the restricted stock units and performance stock units payable in cash, we record expense based on the fair value of the awards on the dates of each valuation, consistent with the recognition of awards classified as liabilities under US GAAP.

Income Taxes. Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid or the differences are reversed. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. We recognize the tax benefit of an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

Accumulated Comprehensive (Loss) Income. Our accumulated comprehensive (loss) income is composed of net (loss) income and unrealized (losses) gains on marketable investment securities, net of related taxes.

Accrued Discount Fees. Our direct costs for our EPS operations primarily consist of credit card interchange fees, in addition to assessments and other costs passed onto us by our processors. Collectively, these fees and costs are considered to be discount fees. Discount fees are charged to us as a percentage of the dollar volume we transact, and for expense purposes, are incurred during the month that the related transaction is authorized for payment. Accrued discount fees represent the total amount of discount fees which have been incurred by us on authorized transactions, but have yet to be remitted by us as of the reporting date. Discount fees are typically remitted by us in the calendar month which follows the date of transaction authorization.

RECENT ACCOUNTING PRONOUNCEMENTS

FASB ASC 860. In June 2009, the FASB issued FASB ASC 860, which eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. FASB ASC 860 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. We will adopt FASB ASC 860 on October 1, 2010. We are currently evaluating the effect the adoption of FASB ASC 860 will have on our financial position and results of operations.

FASB ASU 2010-06. In January 2010, the FASB issued Accounting Standards Update, or ASU, or FASB ASU 2010-06, which amends the disclosure requirements relating to recurring and nonrecurring fair value measurements. New disclosures are required about transfers into and out of the levels 1 and 2 fair value hierarchy and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. This ASU also requires an entity to present information about purchases, sales, issuances and settlements for significant unobservable inputs on a gross basis rather than as a net number. This ASU was effective for us with the reporting period beginning January 1, 2010, except for the disclosures on the roll forward activities for Level 3 fair value measurements, which will become effective for us with the reporting period beginning October 1, 2011. The adoption of this ASU had no impact on our financial position and results of operations, as it only requires additional disclosures.

FASB ASU 2010-20. In July 2010, the FASB issued, FASB ASU 2010-20, which amends ASC 310 by requiring additional, more robust disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses. We will adopt the disclosure requirements in our December 31, 2010 quarterly report. The adoption of this ASU had no impact on our financial position and results of operations, as it only changes disclosure requirements.

NOTE 3 — INVESTMENTS

We own investments in marketable securities designated as available-for-sale or trading securities as defined by US GAAP. Current *Restricted investments* on the Consolidated Balance Sheets, totaling $1.3 million at September 30, 2010 and $1.4 million at September 30, 2009, were pledged in connection with performance bonds and will be restricted for the terms of the project performance periods, the latest of which is estimated to end in December 2010. Our bank requires us to maintain a $6.0 million money market investment as a compensating balance to guarantee availability of funds for processing outgoing Automated Clearing House payments to our clients. This money market investment is reported as long-term *Restricted investments* on the Consolidated Balance Sheets.

We evaluate certain available-for-sale investments for other-than-temporary impairment when the fair value of the investment is lower than its book value. Factors that management considers when evaluating for other-than-temporary impairment include: the length of time and the extent to which market value has been less than cost; the financial condition and near-term prospects of the issuer; interest rates; credit risk; the value of any underlying portfolios or investments; and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in the market. We do not adjust the recorded book value for declines in fair value that we believe are temporary, if we have the intent and ability to hold the associated investments for the foreseeable future and we have not made the decision to dispose of the securities as of the reported date.

At September 30, 2010, our investment portfolio included $8.2 million of marketable securities consisting primarily of discount notes. At September 30, 2009, our investment portfolio included $31.2 million, par value, of auction rate securities that were made up of municipal bonds that were collateralized with student loans. As further discussed below, during fiscal year 2010, we liquidated all $31.2 million of these auction rate securities, or ARS, and have invested those funds in other short term liquid investments and cash equivalents.

On November 11, 2008, we accepted an offer from our investment manager, UBS AG, or UBS, providing us with rights related to our ARS, or ARS Rights. The ARS Rights (which had features that operate like put options) were covered in a prospectus dated October 7, 2008. The ARS Rights entitled us to sell our existing ARS to UBS for a price equal to the par value plus accrued but unpaid interest, at any time during the period from June 30, 2010 through July 2, 2012. The ARS Rights also granted to UBS the sole discretion and right to sell or otherwise dispose of our eligible ARS at any time until July 2, 2012, without prior notification, so long as we received a payment of par value. On June 30, 2010 we formally exercised our rights under the ARS Rights to sell the ARS remaining in our portfolio to UBS at par value plus accrued but unpaid interest. This transaction was completed on July 2, 2010 and we invested the proceeds in other liquid short term investments and cash equivalents.

Unrestricted investments with original maturities of 90 days or less (as of the date that we purchased the securities) are classified as cash equivalents. Except for our restricted investments, ARS, and ARS Rights, all other investments are categorized as available-for-sale investments. These securities are recorded at estimated fair value, based on quoted market prices or pricing methodologies. Any increases or decreases in fair value would be recorded as unrealized gains and losses in other comprehensive income. ARS and ARS Rights were classified as trading securities with changes in fair value recorded in current earnings.

The following table shows the balance sheet classification, amortized cost and estimated fair value of investments included in current and long-term investments in marketable securities:

	September 30, 2010			September 30, 2009		
	Amortized Cost	Unrealized Gain/(loss)	Estimated Fair Value	Amortized Cost	Net Loss Impact	Estimated Fair Value
	(In thousands)					
Short-term investments in marketable securities:						
Available for sale securities:						
Discount notes	$8,199	$—	$8,199	$ —	$ —	$ —
Certificate of Deposit	50	—	50	—	—	—
Treasury bills	—	—	—	4,499	—	4,499
Total available for sale securities	**8,249**	**—**	**8,249**	**4,499**	**—**	**4,499**
Long-term investments in marketable securities:						
Trading Investments:						
Debt securities (State and local bonds)	—	—	—	31,200	(3,320)	27,880
Auction rate securities Rights Series	—	—	—	—	3,289	3,289
Total trading investments	**—**	**—**	**—**	**31,200**	**(31)**	**31,169**
Total investments	**$8,249**	**$—**	**$8,249**	**$35,699**	**$ (31)**	**$35,668**

As of September 30, 2010, all of the debt securities that were included in marketable securities had remaining maturities within one year.

NOTE 4 — FAIR VALUE MEASUREMENTS

Fair value is defined under US GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs that may be used to measure fair value as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities. Our Level 1 investments include: money market accounts, U.S. treasury securities, discount notes and commercial paper.

Level 2 — Inputs other than quoted prices in active markets, that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Our Level 2 investments consist of certificates of deposit, which we value at cost.

Level 3 — Unobservable inputs, for which there is little or no market data for the assets or liabilities. Our Level 3 investments consisted of auction rate securities and our auction rate securities rights (see Note 3 — Investments for more information on these securities), which we valued using the income approach.

The following table represents the fair value hierarchy for our financial assets, comprised of cash equivalents and investments, measured at fair value on a recurring basis as of September 30, 2010 and September 30, 2009.

Fair value measurements as of September 30, 2010

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Cash equivalents:				
U.S. Treasury bills	$23,514	$ —	$—	$23,514
Money market	1,932	—	—	1,932
Investments in marketable securities:				
Discount notes	—	8,199	—	8,199
Certificates of deposit	—	50	—	50
Restricted investments:				
Money market	6,000	—	—	6,000
Certificates of deposit	—	1,311	—	1,311
Total	**$31,446**	**$9,560**	**$—**	**$41,006**

Fair value measurements as of September 30, 2009

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Cash equivalents:				
Money market	$ 816	$ —	$ —	$ 816
Investments in marketable securities:				
U.S. Treasury bills	4,499	—	—	4,499
Debt securities	—	—	27,880	27,880
Auction Rate Securities Rights	—	—	3,289	3,289
Restricted investments:				
Money market	6,000	—	—	6,000
Certificates of deposit	—	1,361	—	1,361
Total	**$11,315**	**$1,361**	**$31,169**	**$43,845**

We valued ARS using a discounted cash flow approach. The assumptions used in preparing the discounted cash flow model included estimates of the amount and timing of future interest and principal payments, projections of interest rate benchmarks, probability of full repayment of the principal considering the credit quality of the issuers, and the rate of return required by investors to own ARS given the current liquidity risk. The ARS Rights are a free standing asset separate from the ARS. In order to value the ARS Rights, we considered the intrinsic value, time value of money, and the creditworthiness of UBS.

Changes in fair value measurements of securities we classify as trading are included in *Gain/(loss) on investments* on our Consolidated Statements of Operations. Changes in fair value measurements for securities we classify as available for sale are included in *Accumulated other comprehensive loss/(income)* on our Consolidated

Balance Sheets. The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of September 30, 2010 and 2009:

	Significant Unobservable Inputs (Level 3)
	(In thousands)
Balance at October 1, 2009	$ 31,169
Sale of debt securities	(31,200)
Gain on investments included in earnings	31
Balance at September, 2010	$ —
Gain included in *Other income* for the fiscal year ended September 30, 2010 related to assets sold	$ 31

	Significant Unobservable Inputs (Level 3)
	(In thousands)
Balance at October 1, 2008	$28,821
Change in temporary valuation adjustment included in *Accumulated other comprehensive loss*	2,504
Loss on investments included in earnings	(3,320)
Sale of debt security	(125)
Recognition of ARS rights	3,289
Balance at September 30, 2009	**$31,169**
Loss included in *Other income* for the fiscal year ended September 30, 2009 related to assets held as of September 30, 2009	$ (31)

NOTE 5 — CUSTOMER CONCENTRATION AND RISK

We derive a significant portion of our revenue from a limited number of governmental customers. Typically, the contracts allow these customers to terminate all or part of the contract for convenience or cause. We have one client, the Internal Revenue Service, or IRS, whose revenues exceeds 10% of revenues from EPS operations.

The following table shows the revenues specific to our contract with the IRS:

	Year Ended September 30,		
	2010	2009	2008
	(In thousands)		
Revenue	$21,763	$24,354	$32,572
Percentage of EPS operations revenue	17.1%	19.8%	27.8%

Accounts receivable, net. As of September 30, 2010 and 2009, we reported $4.9 million and $4.8 million, respectively, in *Accounts receivable, net* on our Consolidated Balance Sheets. This item represents the short-term portion of receivables from our customers and other parties and retainers that we expect to receive, offset by an allowance for uncollectible accounts. Approximately 19.8% and 30.9% of the balances reported at September 30, 2010 and 2009, respectively, represent accounts receivable attributable to operations that we intend to wind down over the next two years. Within our Wind-down operations, we have one client whose accounts receivable balance makes up 43.0% of the balance at September 30, 2010, which we have fully reserved. The remainder of the *Accounts receivable, net* balance is composed of receivables from certain of our EPS customers. None of our EPS customers have receivables that exceed 10% of our total receivable balance. As of September 30, 2010 and 2009, *Accounts receivable, net* included an allowance for uncollectible accounts of $1.1 million and $0.3 million, respectively, which represents the balance of receivables that we believe are likely to become uncollectible.

Settlements receivable, net. As of September 30, 2010 and 2009, we reported $8.4 million and $10.6 million in *Settlements receivable, net* on our Consolidated Balance Sheets, which represents amounts due from credit or debit card companies or banks. Individuals and businesses settle their obligations to our various clients, primarily utility and other public sector clients, using credit or debit cards or via ACH payments. We create a receivable for the amount due from the credit or debit card company or bank and an offsetting payable to the client. Once we receive confirmation the funds have been received, we settle the obligation to the client. See Note 9 — Commitments And Contingencies for information about the settlements payable to our clients. As of September 30, 2010 and 2009, *Settlements receivable, net* included an allowance for the reversal of convenience fees of $47,000 and $131,000, respectively.

NOTE 6 — PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software, net consist of the following:

	September 30,	
	2010	2009
	(In thousands)	
Software(a)	$ 7,961	$ 5,003
Computer equipment	6,214	4,563
Furniture and equipment	912	1,294
Land and building	2,651	2,651
Leasehold improvements	1,356	290
Total property, equipment and software, gross	19,094	13,801
Less: Accumulated depreciation and amortization	(7,062)	(5,811)
Total property, equipment and software, net	$12,032	$ 7,990

(a) Includes internally developed software in development phase

We depreciate fixed assets on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the lesser of the estimated remaining life of the leasehold or the remaining term of the lease. Depreciation and amortization expense associated with property, equipment and software that we held and used for our Continuing Operations is reported on the following lines on our Consolidated Statements of Operations:

	Year Ended September 30,		
	2010	2009	2008
	(In thousands)		
Depreciation and amortization expenses for property, equipment and software:			
Included in *Direct costs:*			
Software	$ —	$ 26	$ 12
Property and equipment	—	47	78
Total included in *Direct costs*	**—**	**73**	**90**
Included in *Depreciation and amortization*:			
Software	767	410	180
Property and equipment	1,384	1,198	964
Total included in *Depreciation and amortization*	**2,151**	**1,608**	**1,144**
Total depreciation and amortization expense for property, equipment and software	**$2,151**	**$1,681**	**$1,234**

In addition to the depreciation and amortization reflected in the above table, the line titled *Loss from discontinued operations, net* on our Consolidated Statements of Operations included depreciation and amortization expense of $79,000 for fiscal 2008. This amount represents depreciation and amortization expense that was recorded until these assets were classified as held for sale. See Note 14 — Discontinued Operations for additional information.

The cost of assets acquired under capital leases for our Continuing Operations was approximately $134,000 at September 30, 2010 and $152,000 at September 30, 2009. The related accumulated depreciation and amortization was $61,000 at September 30, 2010 and $44,000 at September 30, 2009.

At September 30, 2010 we had $0.5 million cost of internally developed software cost for projects still in the development phase. We expect to complete the development of these projects and place them into production during fiscal year 2011.

NOTE 7 — GOODWILL AND OTHER INTANGIBLE ASSETS

GOODWILL

As a result of our acquisition of substantially all of the assets of ChoicePay, Inc. in January 2009, ChoicePay, Inc. has the potential to receive an earn-out of up to $2.0 million. Any earn-out is recorded as additional goodwill associated with the asset acquisition. As of September 30, 2010, we have paid ChoicePay $0.1 million for this earn-out. The following table summarizes changes in the carrying amount of goodwill during fiscal years 2010 and 2009.

	EPS	Wind-down	Total
		(In thousands)	
Balance at September 30, 2008	**$14,526**	$—	**$14,526**
ChoicePay, Inc. Asset Purchase	2,803	—	2,803
Balance at September 30, 2009	**17,329**	—	**17,329**
ChoicePay, Inc. earn-out payments	52	—	52
Balance at September 30, 2010	**$17,381**	$—	**$17,381**

As a general practice, we test goodwill for impairment during the fourth quarter of each fiscal year at the reporting unit level using a fair value approach. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value, we would evaluate goodwill for impairment between annual tests. One such triggering event is when there is a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of. No such event occurred during fiscal year 2010.

OTHER INTANGIBLE ASSETS, NET

Currently, all of our other intangible assets are included in Continuing Operations. We test our other intangible assets for impairment when an event occurs or circumstances change that would more likely than not reduce the fair value of the assets below the carrying value. No such events occurred during fiscal years ended September 30, 2010 or 2009. The following table summarizes *Other intangible assets, net,* for our Continuing operations:

		September 30, 2010			September 30, 2009		
	Amortization Period	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
				(In thousands)			
Client relationships	8-16 years	$30,037	$(24,378)	$5,659	$30,037	$(20,557)	$ 9,480
Technology and research and development	5 years	5,618	(4,556)	1,062	5,618	(4,192)	1,426
Trademarks	6-10 years	3,463	(2,707)	756	3,463	(2,331)	1,132
Other intangible assets, net		**$39,118**	**$(31,641)**	**$7,477**	**$39,118**	**$(27,080)**	**$12,038**

All of our other intangible assets have finite lives and, as such, are subject to amortization. Amortization expense for other intangible assets was $4.6 million for fiscal 2010, $5.0 million for fiscal 2009 and $4.2 million for fiscal 2008, all of which is related to Continuing Operations. As of September 30, 2010, we expect to recognize the following amortization expense on other intangible assets over the next five years:

	Future Expense
	(In thousands)
Years ending September 30,	
2011	$3,434
2012	2,940
2013	587
2014	134
2015	100
Thereafter	282
Total future amortization expense	**$7,477**

NOTE 8 — INCOME TAXES

Significant components of the provision for income taxes are as follows:

	Continuing Operations Year Ended September 30,			Discontinued Operations Year Ended September 30,		
	2010	2009	2008	2010	2009	2008
	(In thousands)					
Current income tax provision:						
State	$30	$40	$87	$—	$—	$—
Federal	—	—	—	—	—	—
Total provision for income taxes	$30	$40	$87	$—	$—	$—

The effective tax rate differs from the applicable U.S. statutory federal income tax rate as follows:

	Year Ended September 30,		
	2010	2009	2008
U.S. statutory federal tax rate	34.0%	34.0%	34.0%
State taxes, net of federal tax benefit	4.4%	2.9%	4.1%
Tax exempt interest income	—	—	0.1%
Non-deductible expenses	(0.7)%	(0.7)%	(0.6)%
Valuation allowance	(34.7)%	(32.9)%	(34.1)%
Stock-based compensation	(3.7)%	(4.8)%	(3.6)%
Other	—	0.8%	(0.6)%
Effective tax rate	(0.7)%	(0.7)%	(0.7)%

Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred income tax assets and liabilities are as follows:

	September 30,	
	2010	2009
	(In thousands)	
Deferred tax assets:		
Accrued expenses	$ 1,645	$ 1,224
Accounts receivable allowance	407	13
Intangibles	1,016	4,129
Other deferred tax assets	1,699	1,030
Net operating loss carryforward	42,515	38,111
Valuation allowance	(44,980)	(43,763)
Total deferred tax assets	2,302	744
Deferred tax liabilities:		
Investment in subsidiary	286	286
Depreciation	159	132
Other deferred tax liabilities	1,857	326
Total deferred tax liabilities	2,302	744
Net deferred tax assets (liabilities)	$ —	$ —

At September 30, 2010, we had $111.3 million of federal net operating loss carryforwards, which begin to expire in fiscal 2018 through 2030. At September 30, 2010, we had $94.7 million of state net operating loss carryforwards, most of which begin to expire after fiscal 2017 through 2025.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In evaluating our ability to realize deferred tax assets, we considered all available positive and negative evidence. As of September 30, 2010, we maintained a full valuation allowance against the net deferred tax assets due to the uncertainty regarding utilization. As of September 30, 2010, a total of $20.3 million of the valuation allowance related to deferred tax assets for which any subsequently recognized tax benefits would be subject to FASB ASC 805, therefore adjustments to the valuation allowances will be recorded as a component of income tax expense, and $3.0 million of the valuation allowance related to deferred tax assets for which any subsequent recognized tax benefits would increase common stock.

We have completed a detailed study regarding the application of Section 382 of the Internal Revenue Code of 1986 (Section 382) which imposes an annual limitation on the utilization of net operating loss carryforwards following an ownership change. Application of the findings of this study resulted in a limitation of net operating loss carryforward amounts. Of the $111.3 million of federal net operating loss carryforward and $94.7 million on the state net operating loss carryforward, $48.6 million and $28.1 million, respectively, were acquired with the purchase of Official Payments Corporation in 2002. Our ability to realize the acquired federal net operating loss carryforward is limited to $3,350,000 per year pursuant to Internal Revenue Code Section 382. The balance of our federal net operating loss carryforwards, is currently limited to $5,993,000 per annum pursuant to Internal Revenue Code Section 382.

LIABILITIES FOR UNRECOGNIZED TAX BENEFITS

We have examined our current and past tax positions taken, and have concluded that it is more-likely-than-not these tax positions will be sustained in the event of an examination and that there would be no material impact to our effective tax rate. In the event interest or penalties had been accrued, our policy is to include these amounts related to unrecognized tax benefits in income tax expense. As of September 30, 2010, we had no accrued interest or penalties related to uncertain tax positions. Our audit with the IRS for tax year ended September 30, 2005, concluded with no interest or penalties imposed. We file tax returns with the IRS and in various states in which the statute of limitations may go back to the tax year ended September 30, 2005. As of September 30, 2010, we were not engaged in any federal or state tax audits.

As of September 30, 2010 and 2009, we had no unrecognized tax benefits.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

LEGAL ISSUES

From time to time during the normal course of business, we are a party to litigation and/or other claims. At September 30, 2010, none of these matters was expected to have a material impact on our financial position, results of operations or cash flows. At September 30, 2010 and September 30, 2009, we had legal accruals of $1.0 million and $0.2 million, respectively, based upon estimates of key legal matters.

BANK LINES OF CREDIT

At September 30, 2010, we had a letter of credit facility that allowed us to obtain letters of credit up to a total of $5.0 million. This letter of credit facility, which is scheduled to mature on January 31, 2011, grants the lender a perfected security interest in cash collateral in an amount equal to all issued and to be issued letters of credit. We pay 0.75% per annum for outstanding letters of credit, but are not assessed any fees for the unused portion of the line. This letter of credit facility prohibits us from declaring dividends. As of September 30, 2010, $1.3 million of letters of credit were outstanding under this letter of credit facility. These letters of credit were issued to secure a performance bond.

SETTLEMENTS PAYABLE

Settlements payable on our Consolidated Balance Sheets consists of payments due primarily to utility companies and other public sector clients. As individuals and businesses settle their obligations to our various clients, we generate a receivable from the credit or debit card company and a payable to the client. Once we receive confirmation the funds have been received by the card company, we settle the liabilities to the client. This process may take several business days to complete and can result in unsettled funds at the end of a reporting period. We had $10.7 million and $13.9 million, respectively, of settlements payable at September 30, 2010 and September 30, 2009.

CREDIT RISK

We maintain our cash in bank deposit accounts, certificates of deposit and money market accounts. Typically, the balance in a number of these accounts significantly exceeds federally insured limits. We have not experienced any losses in such accounts and believe that any associated credit risk is *de minimis*. At September 30, 2010, our investment portfolio is comprised of U.S. Treasury bills, certificates of deposit and U.S. government agency discount notes. Our investment portfolio and cash and cash equivalents approximate fair value.

PERFORMANCE, BID AND GUARANTEE PAYMENT BONDS

Pursuant to the terms of money transmitter licenses we obtain with individual states, we are required to provide guarantee payment bonds from a licensed surety. At September 30, 2010, we had $10.6 million of bonds posted with 45 jurisdictions. There were no claims pending against any of these bonds.

Under certain contracts or bids, we are required to obtain performance or bid bonds from a licensed surety and to post the bonds with our customers. Fees for obtaining the bonds are expensed over the life of each bond. At September 30, 2010, we had $7.5 million of performance bonds posted with clients. There were no claims pending against any of these bonds.

In February 2009, we completed the sale of our Unemployment Insurance, or UI, business to RKV Technologies, Inc., or RKV. The sale was completed pursuant to an Asset Purchase Agreement dated February 6, 2009. As part of the agreement, we are required to leave in place a $2.4 million performance bond on the continuing contract with the State of Indiana, or the State. Subsequent to the sale of the UI business to RKV, the prime contractor, Haverstick Corporation, or Haverstick, the State, and RKV determined that contract completion would be delayed and additional funding needed to complete the contract. In November 2009 Haverstick cancelled its contract with RKV and directly rehired various RKV resources and RKV contractors. We retain certain liabilities for completion of the project and continue as the indemnitor under the performance bond. Mediation is expected to take place by September 2011 to discuss the costs of project completion. We do not believe resolution of this matter will have a material effect on our financial position or results of operations.

EMPLOYMENT AGREEMENTS

As of September 30, 2010, we had employment and change of control agreements with four executives and one other key manager. If certain termination or change of control events were to occur under the five contracts as of September 30, 2010, we could be required to pay up to $3.9 million. In addition, pursuant to the terms of our employment contract with our current CEO, we could be required to pay up to $0.1 million relating to relocation expenses and legal fees in association with the review and negotiation of the employment contract.

In June 2010, we accrued $1.2 million of severance expense associated with the departure on June 23, 2010 of our former CEO, in accordance with the Employment Agreement signed on April 30, 2008. Pursuant to the terms of the employment agreement, the severance, and any additional agreed upon payments, will be paid after receipt of a Separation Agreement and Release executed by the former executive. This accrual is included in *Accrued compensation liabilities* on our Consolidated Balance Sheets.

In August 2010, we accrued $0.3 million of severance expense associated with the departure on August 17, 2010, of our former COO, in accordance with the Employment Agreement signed on October 1, 2008 and the Severance Agreement and Release of Claims dated August 17, 2010. Pursuant to the terms of the employment agreement and Internal Revenue Service Code Section 409A, the severance will be paid on February 18, 2011. This accrual is included in *Accrued compensation liabilities* on our Consolidated Balance Sheets.

In December 2008, the Compensation Committee of our Board of Directors adopted the Tier Technologies, Inc. Executive Performance Stock Unit Plan, or the PSU Plan. Executives selected by our chief executive officer are eligible to participate. Under the PSU Plan, up to 800,000 Performance Stock Units, or PSUs, have been approved for issuance. As of September 30, 2010, 425,000 PSUs have been issued to key executives. During the three months ended September 30, 2010, 180,000 PSUs were cancelled as a result of the departure of a former executive. The PSUs will be awarded upon the achievement and maintenance for a period of 60 days of specific share performance targets of $8.00, $9.50, $11.00, and $13.00 per share. We intend to pay the PSUs in cash in the pay period in which the PSUs become fully vested. The PSUs are considered liability awards under US GAAP. As such, their expense is calculated quarterly based on fair market value on the last day of the quarterly period. Since we cannot estimate the fair market value of future dates, we are unable to estimate the expense that will be recognized over the remaining life of these PSUs. See Note 13 — Share-based Payment for additional information regarding the valuation of the PSUs.

Pursuant to compensation decisions made in April 2008 and January 2009, and subject to the terms of our former chief executive officer's Enterprise Value Award Plan and related documents, our former CEO may receive 200,000 restricted stock units, or RSUs, which may be payable in cash. Pursuant to the former CEO's employment agreement, these RSUs remain ungranted and are subject to award in the circumstances described in the Enterprise Value Award Plan and related documents. These RSUs are considered liability awards, and as such their expense is calculated quarterly based on fair market value on the last day of the quarterly period. Since we cannot estimate the fair market value of future dates, we are unable to estimate the expense that will be recognized over the remaining life of these RSUs. See Note 13 — Share-based Payment for additional information regarding the valuation of these RSUs.

OPERATING AND CAPITAL LEASE OBLIGATIONS

We lease our principal facilities and certain equipment under non-cancelable operating and capital leases, which expire at various dates through fiscal year 2018. Future minimum lease payments for non-cancelable leases with terms of one year or more as of September 30, 2010 are as follows:

	Operating Leases	Capital Leases(1)(2)	Total
		(In thousands)	
Twelve months ending September 30,			
2011	$ 474	$31	$ 505
2012	798	30	828
2013	804	17	821
2014	826	—	826
2015	805	—	805
Thereafter	1,880	—	1,880
Total minimum lease payments	**$5,587**	**$78**	**$5,665**

(1) On our Consolidated Balance Sheets, the amount due within twelve months is included in *Other accrued liabilities*. The remainder is included in *Other liabilities*.

(2) Total amount includes interest payments of $1.

In addition to fixed rentals, certain leases contain provisions for rental options and rent escalations based on scheduled increases, as well as increases resulting from a rise in certain costs incurred by the lessor. Rent expense under these agreements was approximately $1.1 million during fiscal 2010, $1.1 million during fiscal 2009 and $1.9 million during fiscal 2008.

INDEMNIFICATION AGREEMENTS

Our Certificate of Incorporation obligates us to indemnify our directors and officers against all expenses, judgments, fines and amounts paid in settlement for which such persons become liable as a result of acting in any capacity on behalf of Tier, if the director or officer met the standard of conduct specified in the Certificate, and subject to the limitations specified in the Certificate. In addition, we have indemnification agreements with certain of our directors and officers, which supplement the indemnification obligations in our Certificate. These agreements generally obligate us to indemnify the indemnitees against expenses incurred because of their status as a director or officer, if the indemnitee met the standard of conduct specified in the agreement, and subject to the limitations specified in the agreement.

NOTE 10 — RELATED PARTY TRANSACTIONS

ITC DELTACOM, INC.

During the fiscal year ended September 30, 2010, 2009 and 2008, we purchased $0.2 million, $0.2 million and $0.6 million, respectively, of telecom services from ITC Deltacom, Inc., a company affiliated with a member of our Board of Directors.

GIANT INVESTMENT, LLC

During the quarter ended March 31, 2010, we entered into an agreement with certain entities affiliated with Giant Investment, LLC, a stockholder affiliated with a member of our Board of Directors, regarding our 2010 annual meeting of stockholders and other matters. We also reimbursed Giant and its affiliates $48,000 for legal expenses incurred by it related to our 2009 annual meeting.

AGREEMENT WITH DISCOVERY EQUITY PARTNERS, L.P.

In February 2010 we signed an agreement with two entities affiliated with two members of our board who did not stand for re-election at our 2010 annual meeting of stockholders, Discovery Equity Partners, L.P. and Discovery Group I, LLC, which we refer to as Discovery, with respect to our 2010 annual meeting of stockholders and other matters. The agreement provided, among other things, for Tier to reimburse Discovery $175,000 for expenses related to its costs associated with our 2009 annual meeting of stockholders. This payment, due to Discovery within five days of our 2010 annual meeting of stockholders, which occurred on April 8, 2010, was made on April 13, 2010. We also agreed to pay $55,000 in legal expenses on behalf of Discovery. In addition, pursuant to this agreement we accelerated the vesting of restricted stock units awarded to those two board members, effective on March 20, 2012. See Note 13 — Share-based Payment for additional information regarding the valuation of these RSUs.

EDGAR, DUNN & COMPANY

During the fiscal year ended September 30, 2009 and 2008, we purchased $0.2 million and $0.3 million, respectively, of consultancy services relating to our EPS operations from Edgar, Dunn & Company, a company affiliated with a member of our Board of Directors.

NOTE 11 — SEGMENT INFORMATION

Our business consists of three reportable segments: Electronic Payment Solutions, or EPS, Wind-down and Discontinued operations. Our Discontinued operations include businesses within our former GBPO and PSSI operations that have been sold. Information regarding our Discontinued Operations can be found in Note 14 — Discontinued Operations.

The following table presents the results of operations for our Continuing Operations which consist of, EPS and Wind-down for fiscal years ended September 30, 2010, 2009, and 2008.

	EPS	Wind-down	Total
		(In thousands)	
Fiscal year ended September 30, 2010:			
Revenues	$127,223	$3,001	$130,224
Costs and expenses:			
Direct costs	97,050	1,278	98,328
General and administrative	24,821	378	25,199
Selling and marketing	6,355	—	6,355
Depreciation and amortization	5,625	1,086	6,711
Total costs and expenses	133,851	2,742	136,593
(Loss) income from continuing operations before other income and income taxes	(6,628)	259	(6,369)
Other income:			
Interest income (expense)	414	—	414
Gain on investment	31	—	31
Gain on sale of asset	6	—	6
Total other income	451	—	451
(Loss) income from continuing operations before taxes	(6,177)	259	(5,918)
Income tax provision	30	—	30
(Loss) income from continuing operations	**$ (6,207)**	**$ 259**	**$ (5,948)**

	EPS	Wind-down	Total
		(In thousands)	
Fiscal year ended September 30, 2009:			
Revenues	$123,233	$5,013	$128,246
Costs and expenses:			
Direct costs	93,434	2,160	95,594
General and administrative	24,509	1,020	25,529
Selling and marketing	6,697	11	6,708
Depreciation and amortization	4,885	1,684	6,569
Total costs and expenses	129,525	4,875	134,400
(Loss) income from continuing operations before other income and income taxes	(6,292)	138	(6,154)
Other income (expense):			
Interest income (expense)	754	—	754
Loss on investment	(31)	—	(31)
Total other income	723	—	723
(Loss) income from continuing operations before taxes	(5,569)	138	(5,431)
Income tax provision	40	—	40
(Loss) income from continuing operations	**$ (5,609)**	**$ 138**	**$ (5,471)**

	EPS	Wind-down	Total
		(In thousands)	
Fiscal year ended September 30, 2008:			
Revenues	$116,641	$5,930	$122,571
Costs and expenses:			
Direct costs	91,290	3,944	95,234
General and administrative	26,932	1,088	28,020
Selling and marketing	8,486	191	8,677
Depreciation and amortization	3,900	1,428	5,328
Total costs and expenses	130,608	6,651	137,259
Loss from continuing operations before other income and income taxes	(13,967)	(721)	(14,688)
Other income (expense):			
Interest income (expense)	2,733	(2)	2,731
Total other income (expense)	2,733	(2)	2,731
Loss from continuing operations before taxes	(11,234)	(723)	(11,957)
Income tax provision	87	—	87
Loss from continuing operations	**$ (11,321)**	**$ (723)**	**$ (12,044)**

Our total assets for each of these businesses are shown in the following table:

	As of September 30,	
	2010	2009
	(In thousands)	
Continuing Operations:		
EPS	$112,368	$117,920
Wind-down	657	2,627
Total assets	$113,025	$120,547
Expenditures for long-lived assets	$ 6,254	$ 5,724

NOTE 12 — SHAREHOLDERS' EQUITY

As of September 30, 2010, a total of 44,259,762 shares of $0.01 par value common stock were authorized, of which 18,170,054 shares were outstanding, and a total of 4,579,047 shares of preferred stock were authorized, of which none were outstanding. Under our current letter of credit facility, we are prohibited from declaring or paying any dividends (see Note 9 — Commitments And Contingencies).

COMMON STOCK REPURCHASE PROGRAM

In January 2009, our Board of Directors, or the Board, authorized the repurchase of up to $15.0 million of our common stock in the open market. On August 13, 2009, our Board increased the repurchase amount to $20.0 million. Through September 30, 2010, we purchased 1,651,898 shares of common stock for $12.3 million under this repurchase program. We also participated in a previous repurchase program authorized by our Board in October 2003 in which we purchased 884,400 shares of common stock for $8.7 million. As of September 30, 2010, we have repurchased 2,536,298 shares of common stock for $21.0 million under the two plans, which are reported as *Treasury stock* on our Consolidated Balance Sheets.

EQUITY INCENTIVE PLAN

Under our Amended and Restated 2004 Stock Incentive Plan, options for 2,953,081 shares of common stock were outstanding at September 30, 2010. Of those shares, 500,000 are restricted stock units which vest when both the price target is achieved and the required service period is met.

NOTE 13 — SHARE-BASED PAYMENT

Stock options are issued under the Amended and Restated 2004 Stock Incentive Plan, or the Plan. The Plan provides our Board of Directors discretion in creating employee equity incentives, including incentive and non-statutory stock options. Generally, these options vest as to 20% of the underlying shares each year on the anniversary of the date granted and expire in ten years. At September 30, 2010, there were 1,240,036 shares of common stock reserved for future grants under the Plan.

STOCK OPTIONS

Stock-based compensation expense for all option awards granted was based on the grant-date fair value using the Black-Scholes model. We recognize compensation expense for stock option awards on a ratable basis over the requisite service period of the award. Stock-based compensation expense was $0.9 million for fiscal 2010, $1.0 million for fiscal 2009 and $2.1 million for fiscal 2008.

The following table shows the weighted-average assumptions we used to calculate fair value of share-based options using the Black-Scholes model, as well as the weighted-average fair value of options granted and the weighted-average intrinsic value of options exercised.

	September 30,		
	2010	2009	2008
Weighted-average assumptions used in Black-Scholes model:			
Expected period that options will be outstanding *(in years)*	5.00	5.00	5.00
Interest rate *(based on U.S. Treasury yields at time of grant)*	1.40%	2.02%	3.52%
Volatility	45.50%	45.60%	42.87%
Dividend yield	—	—	—
Weighted-average fair value of options granted	$ 2.08	$ 2.14	$ 3.98
Weighted-average intrinsic value of options exercised *(in thousands)*	$ 24	$ 81	$ 251

Expected volatilities are based on historical volatility of our stock. In addition, we used historical data to estimate option exercise and employee termination within the valuation model.

Stock option activity for the fiscal year ended September 30, 2010 is as follows:

	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In thousands, except price and years)			
Options outstanding at October 1, 2009	2,359	$7.86		
Granted	400	5.06		
Exercised	(19)	4.25		
Forfeitures or expirations	(287)	7.84		
Options outstanding at September 30, 2010	**2,453**	**$7.43**	**7.15 years**	**$508**
Options vested and expected to vest at September 30, 2010	**2,074**	**$7.50**	**6.27 years**	**$388**
Options exercisable at September 30, 2010	**1,338**	**$7.89**	**6.08 years**	**$144**

As of September 30, 2010, a total of $2.0 million of unrecognized compensation cost related to stock options, including estimated forfeitures, was expected to be recognized over a 3.3 year weighted-average period.

RESTRICTED STOCK UNITS

In April 2008, we granted 550,000 Restricted Stock Units, or RSUs, which vest when both the price target is achieved and the required service period is met. In January 2009 we granted another 150,000 RSUs which vest when both the price target is achieved and the required service period is met. Under the Plan, the maximum number of shares that can be issued to settle the RSUs is 500,000. If more than 500,000 RSUs vest, we intend to pay those RSUs in cash. As such, pursuant to the Plan, 500,000 shares, with target prices of $8.00, $11.00, and $13.00 can be payable in shares of our common stock. The remaining 200,000 shares, with target prices of $13.00 and $15.00, may be payable in cash. We used a Monte Carlo simulation option pricing model to estimate the grant-date fair value using the following assumptions:

	September 30, 2010	
	Payable in Shares	Payable in Cash
Weighted-average assumptions used in Monte Carlo simulation:		
Original period over which units vest *(in years)*	3.00	3.00
Remaining period that units will be outstanding *(in years)*	0.58	0.58
Interest rate *(based on U.S. Treasury yield)*	1.98%	0.20%
Volatility	39.53%	46.84%
Dividend yield	—	—
Weighted-average fair value of options granted	$ 3.50	$ —

The following table provides information on the expense related to the restricted stock unit awards:

	Equity Award	Liability Award
	(In thousands)	
Expense recognized for fiscal year ended September 30, 2010	$ 622	$(195)
Expense recognized through September 30, 2010	$1,388	$ 1
Estimated expense to be recognized through April 2011*	$ 363	(a)

* The CEO departed on June 23, 2010. Pursuant to the terms of his employment agreement, these RSUs remain ungranted and are subject to award in the circumstances described in the Enterprise Value Award Plan and related documents.

(a) Liability awards are revalued at the end of every quarter based on the closing price of our stock on the last day of the quarter and other assumptions noted above as used in the Monte Carlo simulation. We are unable to estimate the expense expected to be recognized for these awards.

BOARD OF DIRECTOR RESTRICTED STOCK UNITS

In accordance with our Board compensation package, our non-employee Board members are awarded 9,000 restricted stock units upon their election to our Board at our annual meeting. The following awards have been made:

	Total Restricted Stock Units Awarded	Vesting Date
2009 annual meeting	72,000	March 20, 2012
2010 annual meeting	54,000	May 11, 2011

The amount payable to each member at the vesting date will be the equivalent of 9,000 restricted stock units multiplied by the closing price of our stock on the vesting date. During February 2010 we entered into an agreement in which two of our board members not standing for re-election at our 2010 annual meeting of stockholders were each entitled to the accelerated vesting on April 8, 2010 of the restricted stock units that they were awarded in March 2009. During fiscal year 2010 we recognized $0.1 million in expenses related to this acceleration.

The following table provides information on the expense related to the restricted stock unit awards to the Board of Directors:

	2010 Annual Meeting	2009 Annual Meeting
	(In thousands)	
Expense recognized for fiscal year ended September 30, 2010	$125	$187(a)
Expense recognized through September 30, 2010	$125	$289(a)
Estimated expense to be recognized through vesting date	(b)	(b)

(a) This amount includes the $0.1 million recognized related to the acceleration for the two board members not standing for re-election at our 2010 annual meeting.

(b) Liability awards are revalued at the end of every quarter based on the closing price of our stock on the last day of the quarter. We are unable to estimate the expense expected to be recognized for these awards.

PERFORMANCE STOCK UNITS

In December 2008, the Compensation Committee of our Board of Directors adopted the Tier Technologies, Inc. Executive Performance Stock Unit Plan, or the PSU Plan. Executives selected by our Chief Executive Officer are eligible to participate. Under the PSU Plan, up to 800,000 Performance Stock Units, or PSUs, have been approved for issuance. The PSUs will be awarded upon the achievement and maintenance for a period of 60 days of specific share performance targets of $8.00, $9.50, $11.00, and $13.00 per share. We intend to pay the PSUs in cash in the pay period in which the PSUs become fully vested. The executives will receive a cash payment equal to (x) the price of a share of our common stock as of the close of market on the date of vesting, but not more than $15.00, multiplied by (y) the number of PSUs that have been awarded to the executive.

As of September 30, 2010, 425,000 PSUs have been issued under the PSU Plan. During the three months ended September 30, 2010, 180,000 PSUs were cancelled as a result of the departure of a former executive. As of September 30, 2010, these shares are recorded at their fair value of $0.1 million, as *Other liabilities* on our Consolidated Balance Sheets. We used a Monte Carlo simulation option pricing model to estimate the grant-date fair value using the following assumptions:

	Payable in Cash
Weighted-average assumptions used in Monte Carlo simulation:	
Original period over which units vest *(in years)*	3.00
Expected period that units will be outstanding *(in years)*	1.18
Interest rate *(based on U.S. Treasury yield)*	0.30%
Volatility	38.13%
Dividend yield	—
Weighted-average fair value of options granted	$ 0.55

The following table provides information on the expense related to the performance stock unit awards:

	Liability Award
	(In thousands)
Expense recognized for fiscal year ended September 30, 2010	$(613)
Expense recognized through September 30, 2010	$ 134
Estimated expense to be recognized through December 2011	(a)

(a) Liability awards are revalued at the end of every quarter based on the closing price of our stock on the last day of the quarter and other assumptions noted above as used in the Monte Carlo simulation. We are unable to estimate the expense expected to be recognized for these awards.

NOTE 14 — DISCONTINUED OPERATIONS

DIVESTITURES

On November 30, 2008, we completed the sale of the assets, operations and certain liabilities of our Financial Management Systems, or FMS, business. The sale was completed pursuant to an Asset Purchase Agreement dated November 4, 2008 for a purchase price of $0.8 million, subject to a working capital adjustment, of which $0.2 million was payable in cash and the remaining $0.6 million was secured with an interest bearing note payable over 18 months.

In February 2009, we completed the sale of our Unemployment Insurance, or UI, business. The sale was completed pursuant to an Asset Purchase Agreement dated February 6, 2009 for a purchase price of $1.5 million payable as follows, $1,050,000 due at closing, $300,000 due in July 2009, and $150,000 due upon assignment of three contracts. In addition, if the purchaser is awarded a named contract, the purchaser will pay Tier 5% of service related revenue. This sale completed our divestiture process.

Long-lived asset groups classified as held-for-sale are to be measured at the lower of their carrying value or fair value less cost to sell. As a result of our analysis, we determined operations within our former GBPO and PSSI operations had carrying values which exceeded their fair value. The following table shows the impairment expense recorded for fiscal years ended September 30, 2009 and 2008, which is included in *(Loss)/ income from discontinued operations, net*:

	Year Ended September 30,	
	2009	2008
	(In thousands)	
Impairment expense		
Goodwill impairment	$ —	$ 8,790
Long-lived asset impairment	2,594	8,974
Total impairment expense	**$2,594**	**$17,764**

SUMMARY OF REVENUE AND NET LOSS FROM DISCONTINUED OPERATIONS

Except for minor transitional activities, we do not have any ongoing involvement or cash flows from former GBPO and PSSI businesses that we divested during fiscal 2008 and fiscal 2009. During the quarter ended March 31, 2010, we received an earn-out payment of $0.6 million from the company that purchased our former GBPO business, pursuant to the Purchase and Sale Agreement dated June 9, 2008. We recorded this transaction as a gain on disposal of discontinued operations within our Consolidated Statements of Operations. We have an additional year of earn-out opportunity in our fiscal year 2011. During fiscal year 2010, we incurred $0.6 million of expense associated with our former PSSI operation, associated with legal fees and restructuring expense, as well as the write-off of a receivable we determined to be uncollectible. The following table summarizes our revenue, pre-tax loss, prior to any gain/(loss) on sale, and net loss from discontinued operations generated by these operations for the fiscal years ended September 30, 2010, 2009 and 2008.

	Year Ended September 30,		
	2010	2009	2008
	(In thousands)		
Revenues (Discontinued Operations):			
GBPO	$ —	$ —	$ 20,235
PSSI	—	4,777	24,608
Total revenues	**$ —**	**$ 4,777**	**$ 44,843**
(Loss) income from discontinued operations:			
GBPO	$ —	$ (59)	$ 6,448
PSSI	(573)	(4,511)	(21,674)
Other/eliminations	—	—	757
Total (loss) income before taxes	**$(573)**	**$(4,570)**	**$(14,469)**
Gain (loss) on disposal:			
GBPO	$ 610	$ (22)	$ (1,028)
PSSI	(282)	(1,472)	85
Other/eliminations	—	29	11
Net loss from discontinued operations	**$(245)**	**$(6,035)**	**$(15,401)**

NOTE 15 — LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	Year Ended September 30,		
	2010	2009	2008
	(In thousands, except per share data)		
Numerator:			
Loss from:			
Continuing operations, net of income taxes	$ (5,948)	$ (5,471)	$(12,044)
Discontinued operations, net of income taxes	(245)	(6,035)	(15,401)
Net loss	**$ (6,193)**	**$(11,506)**	**$(27,445)**
Denominator:			
Weighted-average common shares outstanding	18,153	19,438	19,616
Effects of dilutive common stock options	—	—	—
Adjusted weighted-average shares	**18,153**	**19,438**	**19,616**
Loss per basic and diluted share			
From continuing operations	$ (0.33)	$ (0.28)	$ (0.61)
From discontinued operations	$ (0.01)	$ (0.31)	$ (0.79)
Loss per basic and diluted share	**$ (0.34)**	**$ (0.59)**	**$ (1.40)**

The following options were not included in the computation of diluted loss per share because the exercise price was greater than the average market price of our common stock for the periods stated and, therefore, the effect would be anti-dilutive:

	Year Ended September 30,		
	2010	2009	2008
	(In thousands)		
Weighted-average options excluded from computation of diluted loss per share	1,274	1,422	1,709

Due to net losses from Continuing operations, we have excluded an additional 204,292 shares at September 30, 2010, 425,556 shares at September 30, 2009 and 234,270 shares at September 30, 2008, of common stock equivalents from the calculation of diluted loss per share since their effect would have been anti-dilutive. We have also excluded 500,000 shares of restricted stock from the computation of diluted loss per share since their effect would have been anti-dilutive.

NOTE 16 — ACQUISITION

In January 2009, we completed the acquisition of substantially all of the assets of ChoicePay, Inc. for $7.5 million in cash. Per the terms of the acquisition agreement, ChoicePay, Inc. is entitled to a potential earn-out through December 31, 2013, based upon a percentage of the profitability of future defined new client business, not to exceed $2.0 million. As of September 30, 2010, we have paid ChoicePay $0.1 million for this earn-out.

The following table summarizes the fair values of the assets acquired and liabilities assumed of ChoicePay, Inc. at the acquisition date:

	As of January 27, 2009
	(In thousands)
Assets	
Cash and cash equivalents	$4,552
Accounts receivable, net	248
Prepaid assets	140
Property, equipment and software, net	1,250
Other intangible assets, net	3,544
Total assets acquired	**9,734**
Liabilities	
Settlements payable	3,892
Other accrued liabilities	1,048
Total liabilities assumed	**4,940**
Net assets acquired	**$4,794**

The unaudited pro forma financial information in the table below combines the historical results for Tier and the historical results for ChoicePay for the fiscal years ended September 30, 2009 and 2008, as if the acquisition took place at the beginning of the fiscal year. This pro forma information is provided for illustrative purposes only and does not purport to be indicative of the actual results that would have been achieved by the combined operations for the periods presented or that will be achieved by the combined operations in the future.

	Year Ended September 30,	
	2009	2008
	(In thousands, except per share data)	
Revenues — continuing operations	$130,472	$128,446
Net loss — continuing operations	(7,034)	(15,781)
Net loss	(13,069)	(31,182)
Basic/diluted loss per share — continuing operations	$ (0.36)	$ (0.80)
Basic/diluted loss per share	$ (0.67)	$ (1.59)

NOTE 17 — RESTRUCTURING

As part of our cost reduction initiatives, during fiscal 2009 we incurred restructuring liabilities of $1.4 million for severance and facility closing costs. Severance costs relate to combining certain operational functions within our EPS operations and the wind down of our VSA operations.

The following table summarizes restructuring liability charges we incurred relating to our Continuing operations during fiscal years 2009 and 2008. The restructuring liability charges are included in *General and administrative* on our Consolidated Statement of Operations.

	Year Ended September 30,	
	2009	2008
	(In thousands)	
Office closure costs (net of sublease income)	$ 630	$ 6
Severance costs	778	845
Total restructuring liability charges	**$1,408**	**$851**

The following table summarizes restructuring liabilities associated with Continuing Operations for fiscal years 2010 and 2009:

	Severance	Facilities Closures	Total
		(In thousands)	
Balance at September 30, 2008	**$ 596**	$ —	**$ 596**
Additions	778	630	1,408
Cash payments	(1,356)	(394)	(1,750)
Balance at September 30, 2009	**18**	**236**	**254**
Additions/(reductions)	—	(21)	(21)
Cash payments	(18)	(215)	(233)
Balance at September 30, 2010	**$ —**	**$ —**	**$ —**

At September 30, 2009 we had $0.3 million of restructuring liabilities associated with our Continuing operations which is included in *Other current liabilities* on our Consolidated Balance Sheets.

NOTE 18 — SUBSEQUENT EVENTS

We have reviewed our business activities through November 22, 2010, the issue date of our financial statements, and do not have any subsequent events to report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables set forth certain unaudited consolidated quarterly statements of operations data for each of the eight fiscal quarters ended September 30, 2010. In our opinion, this information has been prepared on the same basis as the audited Consolidated Financial Statements contained herein. This information should be read in conjunction with our Consolidated Financial Statements and the notes thereto appearing elsewhere in this report. Our operating results for any one quarter are not necessarily indicative of results for any future period.

	2010 Fiscal Quarters				2009 Fiscal Quarters			
	Fourth	Third	Second	First	Fourth	Third	Second	First
	(In thousands, except per share data)							
Consolidated statements of operations data:								
Revenues	$ 27,335	$ 39,447	$ 30,674	$ 32,768	$ 25,685	$ 44,213	$ 28,608	$ 29,740
Costs and expenses:								
Direct costs	21,089	30,611	22,536	24,092	19,038	33,367	20,771	22,418
General and administrative	6,730	5,950	6,192	6,327	5,118	6,269	7,512	6,630
Selling and marketing	1,920	1,396	1,438	1,601	1,244	2,236	1,912	1,316
Depreciation and amortization	1,798	1,670	1,635	1,608	1,628	1,858	1,624	1,459
(Loss) income from continuing operations	(4,202)	(180)	(1,127)	(860)	(1,343)	483	(3,211)	(2,083)
Total other income	22	117	173	139	115	163	253	192
(Loss) income from continuing operations before income taxes	(4,180)	(63)	(954)	(721)	(1,228)	646	(2,958)	(1,891)
Income tax provision (benefit)	18	157	(145)	—	37	1	1	1
(Loss) income from continuing operations	(4,198)	(220)	(809)	(721)	(1,265)	645	(2,959)	(1,892)
(Loss) income from discontinued operations, net	(306)	(180)	295	(54)	37	(408)	(2,402)	(3,262)
Net (loss) income	$ (4,504)	$ (400)	$ (514)	$ (775)	$ (1,228)	$ 237	$ (5,361)	$ (5,154)
Weighted average shares issued and outstanding:								
Basic	18,153	18,151	18,151	18,156	19,438	19,458	19,711	19,735
Diluted	18,153	18,151	18,151	18,156	19,438	19,597	19,711	19,735
Performance ratios:								
Return on average assets	(3.85)%	(0.32)%	(0.42)%	(0.66)%	(1.00)%	0.18%	(4.05)%	(3.78)%
Return on average shareholders' equity	(5.05)%	(0.44)%	(0.56)%	(0.84)%	(1.27)%	0.23%	(5.05)%	(4.68)%
Total ending equity to total ending assets	77.18%	75.30%	72.13%	77.58%	79.66%	78.89%	79.87%	80.54%
Total average equity to total average assets	76.21%	73.68%	74.76%	76.62%	79.25%	79.38%	80.21%	80.77%
Per share of common stock data:								
(Loss) earnings per share — Basic & Diluted:								
Continuing operations(1)	$ (0.23)	$ (0.01)	$ (0.04)	$ (0.04)	$ (0.06)	$ 0.03	$ (0.15)	$ (0.10)
Discontinued operations(1)	$ (0.02)	$ (0.01)	$ 0.01	$ 0.00	$ 0.00	$ (0.02)	$ (0.12)	$ (0.16)
(Loss) earnings per share — Basic & Diluted	$ (0.25)	$ (0.02)	$ (0.03)	$ (0.04)	$ (0.06)	$ 0.01	$ (0.27)	$ (0.26)
Book value per share	$ 4.81	$ 5.03	$ 5.03	$ 5.04	$ 4.76	$ 5.18	$ 5.24	$ 5.53
Average balance sheet data:								
Total assets	$117,114	$123,894	$122,234	$117,055	$122,477	$129,077	$132,435	$136,397
Total liabilities	$ 27,861	$ 32,606	$ 30,851	$ 25,031	$ 25,409	$ 26,617	$ 26,205	$ 26,230
Total shareholders' equity	$ 89,253	$ 91,288	$ 91,383	$ 92,024	$ 97,068	$102,460	$106,230	$110,167
Market price per share of common stock:								
High	$ 6.90	$ 8.58	$ 8.32	$ 9.00	$ 8.90	$ 7.90	$ 6.39	$ 7.57
Low	$ 4.53	$ 5.99	$ 7.10	$ 7.43	$ 7.10	$ 4.35	$ 4.48	$ 3.41

(1) The sum of quarterly per share amounts may not equal annual per share amounts as the quarterly calculations are based on varying number of shares of common stock.

SCHEDULE II

Valuation and Qualifying Accounts

	Balance at beginning of period	Additions/ (reductions)	Write-offs	Balance at End of Period
		(In thousands)		
Year ended September 30, 2010:				
Allowance for receivables	$ 388	$1,304	$(622)	$ 1,070
Allowance for sales returns	131	529	(613)	47
Deferred tax asset valuation allowance	43,763	1,217	—	44,980
Year ended September 30, 2009:				
Allowance for receivables	$ 346	$ 417	$(375)	$ 388
Allowance for sales returns	95	374	(338)	131
Deferred tax asset valuation allowance	36,698	7,065	—	43,763
Year ended September 30, 2008:				
Allowance for receivables	$ 1,195	$ (557)	$(292)	$ 346
Allowance for sales returns	273	208	(386)	95
Deferred tax asset valuation allowance	28,875	7,823	—	36,698
Inventory allowance	75	390	(465)	—

ITEM 9 — *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A — *CONTROLS AND PROCEDURES*

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2010. The term "disclosure controls and procedures" means controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2010, our Chief Executive Officer and our Chief Financial Officer concluded that as of that date, our disclosure controls and procedures were effective at the reasonable assurance level.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2010. In making this assessment, our management used the criteria set forth by the *Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.*

Based on our assessment, management concluded that, as of September 30, 2010, our internal control over financial reporting is effective based on those criteria.

Our independent auditors have issued an audit report on our internal control over financial reporting. This report appears on page 72.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Tier Technologies, Inc.

We have audited Tier Technologies Inc.'s internal control over financial reporting as of September 30, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Tier Technologies Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Tier Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Tier Technologies, Inc. and subsidiaries as of September 30, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, comprehensive loss and cash flows for each of the three years in the period ended September 30, 2010 and our report dated November 22, 2010 expressed an unqualified opinion.

/s/ McGladrey & Pullen, LLP

Vienna, VA
November 22, 2010

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B — *OTHER INFORMATION*

None.

PART III

ITEM 10 — *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

A list of our executive officers and their biographical information appears in Part I of this report. Information about our Directors may be found under the caption *Election of Directors* in our Proxy Statement for our 2011 Annual Meeting of Stockholders, or the Proxy Statement. That information is incorporated herein by reference.

The information in the Proxy Statement set forth under the captions *Audit Committee Financial Expert, Audit Committee* and *Section 16(a) Beneficial Ownership Reporting Compliance* is incorporated herein by reference.

We have adopted the Tier Technology *Code of Ethics*, a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Corporate Controller and other finance organization employees. The code of ethics is available publicly on our website at www.Tier.com. If we make any amendments to the *Code of Ethics* or grant any waiver, including any implicit waiver, from a provision of the code to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, or the Corporate Controller, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K.

ITEM 11 — *EXECUTIVE COMPENSATION*

The information in the Proxy Statement set forth under the captions *Compensation Discussion and Analysis, Executive Compensation, Director Compensation, Compensation Committee Interlocks and Insider Participation* and *Compensation Committee Report* is incorporated herein by reference.

ITEM 12 — *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information in the Proxy Statement set forth under the captions *Stock Ownership* and *Equity Compensation Plan Information* is incorporated herein by reference.

ITEM 13 — *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

The information set forth under the captions *Certain Relationships and Related Transactions* and *Director Independence* of the Proxy Statement is incorporated herein by reference.

ITEM 14 — *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information concerning principal accountant fees and services appears in the Proxy Statement under the heading *Principal Accounting Fees and Services* and is incorporated herein by reference.

PART IV

ITEM 15 — *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of the report:

Financial Statements — The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. See *Financial Statements and Supplementary Data* on page 35.

Financial Statement Schedules — Schedule II — Valuation and Qualifying Accounts is set forth under Item 8 of this Annual Report on Form 10-K on page 70. All other schedules have been omitted because they were either not required or not applicable or because the information is otherwise included.

Exhibits

Exhibit Number	Exhibit Description
2.1	Purchase and Sale Agreement between Tier Technologies, Inc. and Informatix, Inc., dated June 30, 2008(1)
2.2	Asset Purchase Agreement between Tier Technologies, Inc., Cowboy Acquisition Company and ChoicePay, Inc., dated as of January 13, 2009(2)
3.1	Restated Certificate of Incorporation(3)
3.2	Amended and Restated Bylaws of Tier Technologies, Inc., as amended(4)
4.1	Form of common stock certificate(3)
4.2	See Exhibits 3.1 and 3.2, for provisions of the Restated Certificate of Incorporation and Amended and Restated Bylaws, as amended of the Registrant defining rights of the holders of common stock of the Registrant
10.1	Amended and Restated 1996 Equity Incentive Plan, dated January 28, 1999(5)*
10.2	Form of Incentive Stock Option Agreement under the Registrant's Amended and Restated 1996 Equity Incentive Plan(6)*
10.3	Form of Nonstatutory Stock Option Agreement under the Registrant's Amended and Restated 1996 Equity Incentive Plan(6)*
10.4	Amended and Restated 2004 Stock Incentive Plan(7)*
10.5	Form of Incentive Stock Option Agreement under the Registrant's Amended and Restated 2004 Stock Incentive Plan(7)*
10.6	Form of Nonstatutory Stock Option Agreement under the Registrant's Amended and Restated 2004 Stock Incentive Plan(7)*
10.7	Form of Restricted Stock Agreement under the Registrant's Amended and Restated 2004 Stock Incentive Plan(7)*
10.8	Form of California Indemnification Agreement(8)
10.9	Form of Delaware Indemnification Agreement for officers(9)
10.10	Form of Delaware Indemnification Agreement for directors(9)
10.11	Tier Corporation 401(k) Plan, Summary Plan Description(8)*
10.12	Supplemental Indemnity Agreement by and between Registrant and Bruce R. Spector, dated September 2, 2004(10)*
10.13	Amended and Restated Credit and Security Agreement between the Registrant, Official Payments Corporation, EPOS Corporation and City National Bank dated March 6, 2006(11)
10.14	Employment Agreement between Tier Technologies, Inc., and Ronald L. Rossetti, dated July 26, 2006(12)*
10.15	Non-Statutory Stock Option Agreement between Tier and Ronald L. Rossetti, dated July 26, 2006(12)*
10.16	Option Grants awarded to Charles Berger, Morgan Guenther, and fifteen other employees, dated August 24, 2006(13)*

Exhibit Number	Exhibit Description
10.17	First Amendment to Amended and Restated Credit and Security Agreement dated March 20, 2007 between the Registrant, Official Payments Corporation, EPOS Corporation and City National Bank(14)
10.18	Second Amendment to Amended and Restated Credit and Security Agreement dated September 26, 2007 between the Registrant, Official Payments Corporation, EPOS Corporation and City National Bank(15)
10.19	Share Repurchase Agreement between CPAS Systems, Inc., Tier Ventures Corporation and Tier Technologies, Inc. dated June 29, 2007(16)
10.20	Employment Agreement between Tier Technologies, Inc. and Ronald L. Rossetti, dated April 30, 2008.(17)*
10.21	Employment Agreement between Tier Technologies, Inc. and Keith Kendrick, dated June 30, 2008(18)*
10.22	Employment Agreement between Tier Technologies, Inc. and Ronald W. Johnston, dated July 1, 2008(18)*
10.23	Third Amendment to Amended and Restated Credit and Security Agreement between Tier Technologies, Inc., Official Payments Corporation, EPOS Corporation and City National Bank dated September 29, 2008(19)
10.24	Employment Agreement between Tier Technologies, Inc. and Nina K. Vellayan, dated September 22, 2008(20)
10.25	Enterprise Value Award Plan Amendment to Reflect Supplemental Award dated December 4, 2008 between Tier Technologies, Inc. and Ronald L. Rossetti(21)*
10.26	Tier Technologies, Inc. Executive Performance Stock Unit Plan(22)*
10.27	Employment Agreement between Tier Technologies, Inc. and Keith Omsberg, effective as of May 6, 2009(23)*
10.28	Renewal Letter: Short Clear Extension of Termination Date between Tier Technologies, Inc., Official Payments Corporation, EPOS Corporation and City National Bank(24)
10.29	Amendment of Solicitation/Modification of Contract No. 0001 dated October 30, 2009 between the Internal Revenue Service and Official Payments Corporation(25)
10.30	Amendment of Solicitation/Modification of Contract No. 0002 dated January 4, 2010 between the Internal Revenue Service and Official Payments Corporation(25)
10.31	Amendment of Solicitation/Modification of Contract No. 0003 dated March 29, 2010 between the Internal Revenue Service and Official Payments Corporation(25)
10.32	Amendment of Solicitation/Modification of Contract No. 0004 dated March 30, 2010 between the Internal Revenue Service and Official Payments Corporation(25)
10.33	Amendment of Solicitation/Modification of Contract No. 0005 dated April 15, 2010 between the Internal Revenue Service and Official Payments Corporation(25)
10.34	Deed of Lease agreement between Tier Technologies, Inc. and Sunrise Campus Investors, LLC, dated December 9, 2009.(26)
10.35	Agreement dated as of January 8, 2010 among Giant Investment, LLC, Parthenon Investors II, L.P., PCap Partners II, LLC, PCap II, LLC, John C. Rutherford, and Tier Technologies, Inc.(27)
10.36	Agreement dated February 25, 2010 among Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue, and Michael R. Murphy and Tier Technologies, Inc.(28)
10.37	Fourth Amendment to Amended and Restated Credit and Security Agreement dated January 14, 2010 between Tier Technologies, Inc., Official Payments Corporation and City National Bank.(29)
10.38	Letter Agreement dated July 15, 2010 between Charles W. Berger and Tier Technologies, Inc.(30)
10.39	Employment Agreement between Tier Technologies, Inc. and Alex P. Hart, dated August 10, 2010(31)
10.40	First amendment to Employment Agreement between Tier Technologies, Inc and Alex P. Hart, dated August 13, 2010(32)

Exhibit Number	Exhibit Description
10.41	Severance Agreement and Release of Claims dated August 17, 2010 between Nina Vellayan and Tier Technologies, Inc.(33)
10.42	Amendment of Solicitation/Modification of Contract No. 0006 dated July 12, 2010 between the Internal Revenue Service and Official Payments Corporation† ‡
10.43	Letter of amendment to Employment Agreement dated August 31, 2010, between Ronald W. Johnston and Tier Technologies, Inc.†*
10.44	Letter of amendment to Employment Agreement dated November 3, 2010, between Keith Omsberg and Tier Technologies, Inc.†*
10.45	Employment Agreement between Tier Technologies, Inc. and Atul Garg, dated October 19, 2010†*
10.46	Nonstatutory Stock Option Agreement for Inducement Grant between Tier Technologies, Inc. and Alex P. Hart†*
10.47	Incentive and Nonstatutory Stock Option Agreement between Tier Technologies, Inc. and Alex P. Hart†*
21.1	Subsidiaries of the Registrant†
23.1	Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm†
31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934†
31.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934†
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002†
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002†

---

* Management contract or compensatory plan required to be filed as an exhibit to this report

† Filed as an exhibit to this report

‡ Confidential treatment requested as to certain portions, which portions were omitted and filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Request.

(1) Filed as an exhibit to Form 10-Q, filed July 7, 2008, and incorporated herein by reference

(2) Filed as an exhibit to Form 8-K, filed on January 20, 2009, and incorporated herein by reference

(3) Filed as an exhibit to Form 8-K, filed on July 19, 2005, and incorporated herein by reference

(4) Filed as an exhibit to Form 8-K, filed on February 24, 2009, and incorporated herein by reference

(5) Filed as an exhibit to Form 10-Q, filed May 11, 2001, and incorporated herein by reference

(6) Filed as an exhibit to Form 8-K, filed November 12, 2004, and incorporated herein by reference

(7) Filed as an exhibit to Form 8-K, filed July 5, 2005 and incorporated herein by reference

(8) Filed as an exhibit to Form S-1 (No. 333-37661), filed on October 10, 1997, and incorporated herein by reference

(9) Filed as an exhibit to Form 10-K, filed December 14, 2007, and incorporated herein by reference

(10) Filed as an exhibit to Form 10-K, filed December 28, 2004, and incorporated herein by reference

(11) Filed as an exhibit to Form 8-K, filed March 9, 2006, and incorporated herein by reference

(12) Filed as an exhibit to Form 8-K, filed August 1, 2006, and incorporated herein by reference

(13) Filed as a Form 8-K, filed August 29, 2006, and incorporated herein by reference

(14) Filed as an exhibit to Form 8-K, filed March 28, 2007, and incorporated herein by reference

(15) Filed as an exhibit to Form 8-K, filed September 27, 2007, and incorporated herein by reference

(16) Filed as an exhibit to Form 8-K, filed July 3, 2007, and incorporated herein by reference

(17) Filed as an exhibit to Form 10-Q, filed May 6, 2008, and incorporated herein by reference

(18) Filed as an exhibit to Form 8-K, filed July 7, 2008, and incorporated herein by reference

(19) Filed as an exhibit to Form 8-K, filed October 3, 2008, and incorporated herein by reference

(20) Filed as an exhibit to Form 10-K, filed December 8, 2008, and incorporated herein by reference

(21) Filed as an exhibit to Form 10-Q, filed May 11, 2009, and incorporated herein by reference

(22) Filed as a Form 8-K, filed January 22, 2009, and incorporated herein by reference

(23) Filed as an exhibit to Form 8-K, filed May 19, 2009, and incorporated herein by reference

(24) Filed as an exhibit to Form 10-K, filed November 10, 2009, and incorporated herein by reference

(25) Filed as an exhibit to Form 10-K/A (Amendment 3), filed June 22, 2010 and incorporated herein by reference

(26) Filed as an exhibit to Form 10-Q, filed February 9, 2010, and incorporated herein by reference

(27) Filed as an exhibit to Form 8-K, filed January 11, 2010, and incorporated herein by reference

(28) Filed as an exhibit to Form 8-K, filed March 1, 2010, and incorporated herein by reference

(29) Filed as an exhibit to Form 10-Q, filed May 10, 2010, and incorporated herein by reference

(30) Filed as an exhibit to Form 8-K, filed July 19, 2010, and incorporated herein by reference

(31) Filed as an exhibit to Form 8-K, filed August 11, 2010, and incorporated herein by reference

(32) Filed as an exhibit to Form 8-K, filed August 18, 2010, and incorporated herein by reference

(33) Filed as an exhibit to Form 8-K, filed August 18, 2010, and incorporated herein by reference

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIER TECHNOLOGIES, INC.

By: /s/ ALEX P. HART

Alex P. Hart

President, Chief Executive Officer

Dated: November 22, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ALEX P. HART Alex P. Hart	President, Chief Executive Officer (principal executive officer)	November 22, 2010
/s/ RONALD W. JOHNSTON Ronald W. Johnston	Chief Financial Officer (principal financial officer and principal accounting officer)	November 22, 2010
/s/ CHARLES W. BERGER Charles W. Berger	Director	November 22, 2010
/s/ JOHN J. DELUCCA John J. Delucca	Director	November 22, 2010
/s/ MORGAN P. GUENTHER Morgan P. Guenther	Director	November 22, 2010
/s/ PHILIP G. HEASLEY Philip G. Heasley	Director	November 22, 2010
/s/ DAVID A. POE David A. Poe	Director	November 22, 2010
/s/ RONALD L. ROSSETTI Ronald L. Rossetti	Director	November 22, 2010
/s/ ZACHARY F. SADEK Zachary F. Sadek	Director	November 22, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K/A

Amendment No. 1

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 000-23195

TIER TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**94-3145844**
(State or other jurisdiction of Incorporation or organization)	*(I.R.S. Employer Identification No.)*

11130 SUNRISE VALLEY DRIVE, SUITE 300, RESTON, VIRGINIA 20191
(Address of principal executive offices) *(Zip code)*

Registrant's telephone number, including area code:
(571) 382-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
COMMON STOCK, $0.01 PAR VALUE	The NASDAQ STOCK MARKET, LLC

Securities registered pursuant to Section 12(g) of the Act
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of March 31, 2010, the aggregate market value of common stock held by non-affiliates of the registrant was $109,921,041, based on the closing sale price of the common stock on March 31, 2010, as reported on The NASDAQ Stock Market. As of January 26, 2011, there were 16,591,151 shares of common stock outstanding.

TIER TECHNOLOGIES, INC.
FORM 10-K/A

TABLE OF CONTENTS

EXPLANATORY NOTE

Tier Technologies, Inc. is filing this Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended September 30, 2010, as originally filed with the Securities and Exchange Commission, or SEC, on November 22, 2010, for the sole purpose of including the disclosures required by Part III of Form 10-K, as set forth below, which disclosures we had originally intended to incorporate by reference to our definitive proxy statement. This Amendment No. 1 on Form 10-K/A does not change the previously reported financial statements and other financial disclosures included in our Annual Report on Form 10-K. In addition, in connection with the filing of this Amendment No. 1 and pursuant to the rules of the SEC, we are including as exhibits to this Amendment No. 1 certain currently dated certifications. Accordingly, Item 15 of Part IV has also been amended to reflect the filing of these currently dated certifications.

PART III

ITEM 10 — *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Executives

A list of our executive officers and their biographical information appears in Part I of our Annual Report on Form 10-K for the fiscal year ended September 30, 2010 as filed with the SEC on November 22, 2010, under the caption *Executive Officers of the Registrant.*

Directors

The names and certain biographical information of each director are set forth below.

Charles W. Berger

Age: 57 — Director since: January 2002

Recent Business Experience: Since August 2010 Mr. Berger has served as Chairman and Chief Executive Officer of ParAccel, Inc., a provider of analytical technology services. Mr. Berger was Chief Executive Officer of DVDPlay, Inc., a manufacturer and operator of DVD rental kiosks, from April 2006 through DVDPlay's acquisition by NCR Corporation in December 2009, and was Chairman of the Board of DVDPlay from December 2001 through the acquisition. From March 2003 through September 2005, Mr. Berger served as President, Chief Executive Officer, and a director of Nuance Communications, Inc., a publicly traded company that developed and marketed speech recognition software. In September 2005, Nuance Communications merged with Scansoft, Inc. Mr. Berger has also served as the managing director of Volatilis, LLC, a private investment and aviation services firm, since its founding in June 2001. Mr. Berger was also a director of SonicWALL, Inc., a publicly traded manufacturer of computer network security applications, from December 2004 through SonicWall's acquisition by an investor group led by Thoma Bravo, LLC in July 2010. Mr. Berger also serves on the Board of Directors for the United States Naval Memorial and is a Trustee and member of the Investment Committee for Bucknell University. We believe that Mr. Berger's qualifications to sit on our Board of Directors include his 30 years of experience in the technology industry. Mr. Berger also has significant experience in the banking and financial industry, and experience as a director of publicly traded technology companies.

John J. Delucca

Age: 67 — Director since: February 2007

Recent Business Experience: Since February 2003 Mr. Delucca has served as President of Atlantic & Gulf, Limited, LLC, an investment and consulting group. He was also Executive Vice President and Chief Financial Officer of REL Consultancy Group, a provider of financial consulting services to businesses, from April 2003 until March 2004. From 1999 until February 2002, he was Executive Vice President, Finance and Administration, and Chief Financial Officer of Coty, Inc., a manufacturer and marketer of personal fragrances. Mr. Delucca is a director of Endo Pharmaceuticals Holding, Inc., a publicly traded specialty healthcare solutions company focused on high value branded products and specialty generics, and The Elster Group, a publicly traded German company focused on advanced metering solutions and integrated metering utilization solutions. He was also a director of ITC Deltacom, Inc., a publicly traded provider of integrated communication services, from 2002 through its acquisition by Earthlink, Inc. in December 2010. We believe that Mr. Delucca's qualifications to sit on our Board of Directors include his 38 years of executive and corporate management experience, significant public board and governance experience serving as a director for NASDAQ and NYSE listed technology, pharmaceutical, and telecommunications companies, including service as audit committee chair.

Morgan P. Guenther

Age: 57 — Director since: August 1999

Recent Business Experience: Since June 2010 Mr. Guenther has served as President and Chief Executive Officer of Next Media Issue, LLC, a technology and content management platform owned by leading global publishers and formed to develop, market and deliver paid premium content to consumers via tablets, smartphones, netbooks and other connected devices. From April 2009 to June 2010, Mr. Guenther served as a private consultant to technology companies. Mr. Guenther served as Chairman and Chief Executive Officer of Airplay Network, Inc., a wireless entertainment services company, from May 2005 through April 2009. From February 2003 to April 2005, he served as a private consultant to technology companies. From October 2001 through January 2003, Mr. Guenther served as President of TiVo, Inc., a creator of digital video recording services. From June 1999 through October 2001, Mr. Guenther served as Vice President of Business Development and Senior Vice President of Business Development and Revenue Operations at TiVo. Mr. Guenther also serves as a board member for Integral Development Corp., a provider of electronic capital markets trading solutions. Prior to joining TiVo, Mr. Guenther was a partner in the corporate and corporate finance group of Paul Hastings, an international law firm. We believe that Mr. Guenther's qualifications to sit on our Board of Directors include his decade of executive management experience in the technology, wireless and digital media industries, his depth of expertise in areas of governance, finance and operations, and significant experience as a director of technology companies.

Alex P. Hart

Age: 47 — Director since: August 2010

Recent Business Experience: Mr. Hart has served as our Chief Executive Officer and as a member of our Board of Directors since August 2010. From September 2009 to August 2010 Mr. Hart served as President of the Fuelman Fleet Cards business unit of Fleetcor Technologies, Inc., a provider of specialized payment products and services to commercial fleets, major oil companies and petroleum marketers. From May 2007 to April 2008, Mr. Hart served as Executive Vice President and General Manager of Electronic Banking Services for CheckFree Corporation, a provider of financial electronic commerce products and services. From January 2001 through October 2002 Mr. Hart served as President of Corillian Corporation, a provider of online banking and bill payment software and services, and as President and Chief Executive Officer of Corillian from October 2002 through Corillian's acquisition by CheckFree in May 2007. We believe that Mr. Hart's qualifications to sit on our Board of Directors include his 22 years of experience in the banking and electronic billing and payment processing services, expertise in payments strategy, and executive management experience.

Philip G. Heasley

Age: 61 — Director since: August 2008

Recent Business Experience: Since March 2005, Mr. Heasley has served as President and Chief Executive Officer of ACI Worldwide, Inc., a publicly traded developer of electronic payment software products. From October 2003 to March 2005, Mr. Heasley served as Chairman and Chief Executive Officer of PayPower LLC, an acquisition and consulting firm specializing in financial services and payment services. From October 2000 to November 2003, Mr. Heasley served as Chairman and Chief Executive Officer of First USA Bank. From 1996 until November 2003, Mr. Heasley served as Chairman of the Board of Visa and a member of the board of Visa International. Mr. Heasley also serves on the boards of directors of ACI Worldwide, Inc., Public Radio International, a media company, and Lender Processing Services, Inc., a provider of mortgage processing services, settlement services, mortgage performance analytics and default solutions. He was also a director of Fidelity National Financial, Inc., a publicly traded company providing property inspections, preservation services and title insurance services, from October 2005 through March 2009. We believe that Mr. Heasley's qualifications to sit on our Board of Directors include his 35 years of experience in the payments, financial services and technology services industries, expertise in corporate and payments strategy, extensive leadership, governance and executive management experience, and experience as a director with financial services, payments, and technology companies.

David A. Poe

Age: 62 — Director since: October 2008

Recent Business Experience: Since March 1980, Mr. Poe has served as a consultant and director of Edgar, Dunn & Company, or EDC, an independent global financial services and payments consultancy. From March 1998 to May 2008, Mr. Poe served as Chief Executive Officer of EDC, and is currently a senior director and member of the Board of Directors of EDC. Mr. Poe also serves as chairman of the advisory board for the Bank of San Francisco and as an advisory council member for the University of Idaho College of Letters, Arts and Social Sciences. In addition, he has served on the board of directors of several private technology companies. We believe that Mr. Poe's qualifications to sit on our Board of Directors include his 30 years of experience in the financial services and technology industries, including experience consulting with Fortune 1000 companies regarding payments-related issues, his expertise in payments strategy, data security, and operations, and his experience as a director of financial services and technology companies.

Ronald L. Rossetti

Age: 67 — Director since: November 1995

Recent Business Experience: Mr. Rossetti served as our Chairman of the Board and Chief Executive Officer from May 2006 to June 2010, and has served as a director of Tier since November 1995. Mr. Rossetti has served as President of Riverside Capital Partners, Inc., a venture capital investment firm, and as general partner in several real estate general partnerships, all commonly controlled by Riverside Capital Holdings, since 1997. We believe that Mr. Rossetti's qualifications to sit on our Board of Directors include his 35 years of experience in executive management, financing and corporate strategy, including acting as our Chief Executive Officer for four years.

Zachary F. Sadek

Age: 31 — Director since: March 2009

Recent Business Experience: Mr. Sadek serves as Vice President of PCap Managers LLC, an affiliate of Parthenon Capital, LLC, a private equity fund, and since June 2004 has been employed as an investment professional by affiliates of Parthenon Capital. From June 2002 to June 2004, Mr. Sadek was an investment banker with Dresdner Kleinwort Wasserstein, an investment banking firm. Mr. Sadek serves as a board member for Restaurant Technologies, Inc., and Logistics Holdings, LLC. We believe that Mr. Sadek's qualifications to sit on our Board of Directors include his 8 years of experience in the investment and capital markets, expertise in financing, and experience as a director with two other technology services companies including service on audit and compensation committees.

Arrangements or understandings related to the selection of directors

According to the Schedule 13D, as amended, filed by Parthenon Capital, Mr. Sadek was selected by Parthenon Capital to be nominated for election to the company's Board of Directors at the company's 2009 annual meeting of stockholders. In January 2010, the company and Parthenon Capital agreed that the company would nominate Mr. Sadek for reelection as a director of the company at the 2010 annual meeting and would use its reasonable best efforts to ensure that Mr. Sadek is elected at that annual meeting, and Parthenon Capital gave the company a proxy for the shares of the company's capital stock owned by Parthenon Capital and authorized the proxyholders designated by the Board to cast the votes entitled to be cast pursuant to the proxy and to cumulate such votes in the proxyholders' discretion in favor of the election of any person (i) nominated by the Board and serving on the Board as of the date of the agreement and/or (ii) nominated by the Board in accordance with the Board's nomination procedures in effect on the date of the agreement and for whom the members of the Parthenon Group have specifically authorized the proxyholders to vote. The agreement between the company and Parthenon Capital was described in and filed as an exhibit to a current report on Form 8-K filed January 11, 2010, and the preceding sentence is a summary of the agreement, does not purport to be complete, and is qualified in its entirety by reference to the agreement.

Audit Committee Financial Expert

The Board determined that at least one member of the Audit Committee, John J. Delucca, is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K, promulgated by the SEC.

Audit Committee

The Company has a standing Audit Committee.

Number of Members: 3

Members:

John J. Delucca (elected Chair July 2010)
Morgan P. Guenther (from July 2010)
Daniel J. Donoghue (up to April 2010)
Zachary F. Sadek
Charles W. Berger (Chair — up to July 2010)

Number of Meetings in Fiscal 2010: 9

Audit Committee Functions:

Selects the independent registered public accounting firm to audit Tier's books and records, subject to stockholder ratification, and determines the compensation of the independent registered public accounting firm.

At least annually, reviews a report by the independent registered public accounting firm describing: internal quality control procedures, any issues raised by an internal or peer quality control review, and any investigations by regulatory authorities.

Consults with the independent registered public accounting firm, reviews and approves the scope of their audit, and reviews independence and performance. Also reviews any proposed engagement between Tier and the independent registered public accounting firm and approves in advance any such engagement, if appropriate.

Reviews internal controls, accounting practices, and financial reporting, including the results of the annual audit and the review of the interim financial statements, with management and the independent registered public accounting firm.

Oversees financial exposure risk and risk assessment guidelines, receives and reviews reports on risk from other committees, and reports to the Board of Directors on risk exposures.

Discusses earnings releases and guidance provided to the public.

As appropriate, obtains advice and assistance from outside legal, accounting, or other advisors.

Prepares a report of the Audit Committee to be included in our proxy statement.

Assesses annually the adequacy of the Audit Committee Charter.

Reports to the Board about these matters.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, or the Exchange Act, requires our directors and executive officers, and persons who beneficially own more than ten percent of our common stock, to file with the Securities and Exchange Commission, or the SEC, initial reports of beneficial ownership and reports of changes in beneficial ownership of our common stock. Officers, directors and holders of greater than ten percent of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended September 30, 2010, our officers, directors, and greater than ten percent beneficial owners complied with all Section 16(a) filing requirements.

Corporate Governance Documents

In November 2003, the Board adopted a Code of Ethics for our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer. Effective May 4, 2004, we also adopted a Business Code of Conduct for all employees. On May 6, 2010, we adopted our revised Corporate Governance Guidelines. Our Code of Ethics, Business Code of Conduct, and Corporate Governance Guidelines, as well as the charters for our Audit Committee, Compensation Committee, and Governance and Nominating Committee, are posted on our website at: http://www.tier.com.

ITEM 11 — *EXECUTIVE COMPENSATION*

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy, Objectives, and Design

Compensation Philosophy

Our compensation philosophy for all our employees is to create an overall compensation package that (1) provides fair and competitive cash compensation and (2) aligns the interests of our executives with the interests of our shareholders, principally through performance-based incentives and long-term incentives. This compensation philosophy is particularly true for our executive officers, as we rely on their leadership, management skills, and experience for Tier's continued growth and development. The compensation discussion and analysis that follows discusses the compensation of the executive officers listed in the Summary Compensation Table below, whom we refer to as our "named executive officers." Our named executive officers for fiscal year 2010 consist of Alex P. Hart, our current President and Chief Executive Officer, who began employment with us on August 16, 2010; Ronald L. Rossetti, who was our Chief Executive Officer through June 23, 2010; Charles W. Berger, who served as our interim Chief Executive Officer from the departure of Mr. Rossetti through Mr. Hart's start date; Ronald W. Johnston, our Senior Vice President and Chief Financial Officer; Keith S. Kendrick, our Senior Vice President, Strategic Marketing; Keith S. Omsberg, our Vice President, General Counsel and Corporate Secretary; and Nina K. Vellayan, who was our Executive Vice President and Chief Operating Officer through August 17, 2010. Atul Garg joined us as Senior Vice President, Product Management, effective November 1, 2010, after the conclusion of our 2010 fiscal year.

Compensation Objectives

Our Compensation Committee establishes and reviews our overall executive compensation philosophy and objectives and oversees our executive compensation programs. The primary goals of our compensation program are to:

- attract, retain, and motivate talented employees;
- support business strategies that promote sustained growth and development;
- reward the achievement of business results through the delivery of competitive pay and performance-based incentive programs; and
- link executives' goals with the interests of shareholders by tying a portion of compensation to our stock.

We design our compensation strategy and packages for our executive officers to further these goals.

Performance

Our goal is to encourage and sustain high-quality performance by our executives. To achieve this goal, we compensate our executives for their individual skills, talents, leadership qualities, and responsibilities, primarily through base salary. To encourage our executives to meet and exceed current performance levels, enhance their skill levels, and maximize their contributions to our company, we also provide performance-based cash and long-term incentive compensation. The combination of guaranteed cash compensation in the form of base salary and the potential for additional performance-based compensation through our incentive compensation programs allows us to reward our executives for the value they add to our company.

Alignment

To align the interests of our executives with those of our company and our shareholders, we provide performance-based cash incentive and long-term incentive compensation. Cash incentive compensation is based in part on Tier's achieving specific goals or targets for the fiscal year. By linking individual incentive compensation to Tier's goals, we align the interests of our executives with those of our shareholders. In addition, we provide long-term incentives to our executives through stock options, restricted stock units (RSUs), and performance stock units (PSUs). This further aligns the interests of our executives with our shareholders because both shareholders and executives benefit from Tier's growth and the appreciation of our stock.

Retention

We operate in a competitive work environment in which executives are presented with many opportunities outside of Tier. We have employment contracts with Messrs. Hart, Johnston, Kendrick, Omsberg, and Garg. These contracts are intended to provide stability within our organization and allow for sustained focus and effort to grow and develop the company for continued success.

Implementing Our Objectives — our Chief Executive Officer

Alex P. Hart joined Tier as President and Chief Executive Officer in August 2010. We focus on Mr. Hart's compensation because of his importance to the company, because his hiring and compensation were the principal developments in the compensation of our executive officers in fiscal year 2010, and because our approach to his compensation illustrates the Board and Compensation Committee's approach to executive compensation generally.

CEO Search and Selection

At the beginning of fiscal year 2010, Mr. Rossetti was our President and CEO. He was employed pursuant to an employment agreement that specified a term of employment ending in April 2011. In April 2010, in anticipation of the expiration of Mr. Rossetti's term of employment, the Board formed a new committee, the Succession Planning Committee, consisting of Messrs. Poe (Chairman), Guenther, and Heasley. The Board instructed that committee to take the lead on the CEO succession process, reporting to the Governance and Nominating Committee and to sessions of independent directors. The Succession Planning Committee considered matters related to the leadership of the company, retained a nationally recognized executive search firm, and initiated a search for possible CEO candidates.

Based on the work of the Succession Planning Committee, developments in the company's business, and the Board's view of the company's executive management, among other things, the Board decided to accelerate the management transition in June 2010. Mr. Berger agreed to serve as interim CEO, until a new CEO had been selected. Mr. Berger's compensation is discussed below. The Succession Planning Committee and independent directors continued to evaluate possible CEO candidates, including through in-person interviews.

In August 2010, the Succession Planning Committee and independent directors determined that Mr. Hart was the preferred candidate to become Tier's new CEO. Mr. Hart was selected because of his extensive experience in the electronic payments industry, his expertise with strategy for electronic payments companies, his prior experience as the chief executive officer of a public company, and the Board's view of his personal qualities and leadership skills.

Role of the Compensation Committee and Consultants in Determining the CEO's Compensation

The Board's Compensation Committee determined the compensation package that would be offered to Mr. Hart.

In fulfilling its duties, the Compensation Committee was assisted by Compensia, Inc., a consulting firm that specializes in providing executive compensation advisory services. The committee selected Compensia because of its expertise, particularly with technology companies. Prior to the committee's retention of Compensia, Compensia had not provided services to Tier, and Compensia and its affiliates do not provide any services to Tier, other than compensation advisory services provided to the Board and Compensation Committee. Compensia is the Board and Compensation Committee's independent compensation consultant.

Compensia's advice focused principally on base salary, annual incentive compensation, and long-term incentive compensation. At the Compensation Committee's request, Compensia provided market data on compensation practices at companies reasonably comparable to Tier, including data about the compensation of CEOs of public companies in an industry generally comparable to ours, and data about the compensation packages for recently hired CEOs at a broader group of public technology companies, in each case with market capitalizations generally comparable to ours. The first comparison group (both industry and market capitalization generally comparable to Tier) consisted of Asta Funding, Inc., Intersections, Inc., Online Resources Corporation, S1 Corporation, and TechTeam Global, Inc. The second comparison group (public technology companies with newly hired CEOs and market capitalization generally comparable to Tier) consisted of CalAmp Corp., Conexant Systems, Inc., Integral Systems, Inc., Internap Network Services Corporation, iPass Inc., LaserCard Corporation, Openwave Systems Inc., Sparton Corporation, The Street.com, Inc., Trident Microsystems, Inc., and Westell Technologies, Inc.

Elements of the CEO's Compensation

In setting Mr. Hart's compensation, the Compensation Committee was guided by the philosophy described above. In particular, the committee endeavored to structure a compensation package that induced Mr. Hart to leave his then-current employer and join Tier, and that also incentivized Mr. Hart to create value for Tier's shareholders.

Mr. Hart's compensation package consists of five main elements: base salary; cash incentive compensation; long-term incentives; perquisites and benefits; and severance and change of control provisions. The Compensation Committee used market data (including market data provided by Compensia) to assist it in determining how to allocate compensation among these elements, but the committee did not follow a specific allocation method or formula in setting Mr. Hart's compensation, and members of the committee drew on their own business experience and judgment, their own evaluation of Mr. Hart, and their own assessments of the company in formulating Mr. Hart's compensation package. Based on information provided by Compensia, the Compensation Committee believes Mr. Hart's base salary, annual incentive compensation, and long-term incentive compensation are at approximately the 50th percentile, relative to the comparator companies described above.

Base Salary

Base salary, which provides a predictable source of income, is a material component of Mr. Hart's compensation package. His base salary is intended to reflect his role and responsibility within the company, as well as the skills, experience, and leadership qualities he brings to his position. Based on these factors, as well as the market data provided by Compensia, Mr. Hart's base salary was set at $400,000 per year.

The Compensation Committee expects to review Mr. Hart's base salary at least annually and will evaluate adjustments based upon Tier's performance and financial position, individual performance, market survey data, and general economic conditions, among other factors.

Cash Incentive Compensation

Our cash incentive compensation plans are designed to:

- align the management team's financial interests with those of our shareholders;
- support a performance-oriented environment that rewards Tier's overall results;
- attract, motivate, and retain key management critical to Tier's long-term success; and
- align compensation with Tier's business strategy, values, and management initiatives.

Cash incentives are used in particular to reward performance against defined financial metrics established as part of Tier's annual budgeting and strategic planning process, such that our executive officers and other key contributors are recognized for the achievement of specific and measurable company performance metrics on an annualized basis. For fiscal year 2010, an officer with greater influence on our performance could have received incentive compensation equal to a higher percentage of his or her base salary if the company had achieved its objectives.

Mr. Hart is eligible for an annual discretionary performance cash bonus based on criteria established by the Board in its sole discretion and communicated to Mr. Hart. Mr. Hart's target cash bonus is 75% of his base salary, but may range from 0% of base salary to 125% of base salary, with the specific payout for a particular year to be determined by the Board in its sole discretion. Under Mr. Hart's employment agreement, Mr. Hart's annual discretionary performance cash bonus for fiscal year 2010, if any, will be paid when other executives receive their bonuses under comparable arrangements but, in any event, between January 1 and March 15 of 2011.

Because Mr. Hart began employment with Tier late in fiscal year 2010, Mr. Hart did not participate in our formal cash incentive plan for executive officers, which we refer to as the Management Incentive Plan, or MIP. The MIP is discussed below under the heading *Cash Incentive Compensation — Management Incentive Plan.*

Long-term Incentive Compensation

To further align our executives' financial interests with those of our shareholders, we provide long-term incentives through equity-based awards granted under our Amended and Restated 2004 Stock Incentive Plan, or the 2004 Plan, and the Executive Performance Stock Unit Plan, or the PSU Plan. From time to time, we may also grant equity awards outside of our established equity plans to new executives as an inducement material to their entering into employment with us, as permitted by Nasdaq rules. These incentives are designed to motivate executives through equity ownership or compensation tied to stock appreciation.

Consistent with the principles described above, we awarded Mr. Hart options to purchase a total of 400,000 shares of our common stock on August 16, 2010 pursuant to his employment agreement with us. Options to purchase 300,000 shares were awarded under the 2004 Plan, and options to purchase 100,000 shares were awarded outside of the 2004 Plan as an inducement material to his entering employment with us. These options have an exercise price of $5.06 per share, which is equal to the closing trading price of our common stock on the date of grant. The shares underlying the options vest as to 25% of the shares on August 16, 2011, the first anniversary of the date of grant, and as to an additional 1/48th of the shares on the same date in each succeeding month. Options that are unvested upon a termination of Mr. Hart's employment will be forfeited, except that Mr. Hart may be entitled to accelerated vesting of his options if he is terminated within twelve months of a change of control of Tier. See *Potential Payments Upon Termination or Change in Control for additional information.*

Perquisites and Benefits

Our benefits programs include paid time off; medical, dental, and vision insurance; a 401(k) plan with a safe harbor matching contribution; group term life insurance; short term disability; long term disability; and a range of voluntary or elective benefits. All of our full-time employees, including Mr. Hart and our other executive officers, are generally eligible to participate in these programs. We do not have an established executive benefits program or an executive perquisite program.

Pursuant to his employment agreement with us, Mr. Hart is eligible for relocation reimbursement not to exceed $80,000 to move his residence from the Atlanta, Georgia area to our corporate headquarters in Reston, Virginia. During and up to the first 12 months of his employment with us, we have agreed to reimburse Mr. Hart for all reasonable and documented expenses for housing, meals, and transportation (which includes airfare, ground transportation, and parking) while working at the Reston, Virginia headquarters and maintaining a residence more than 50 miles from Reston. In addition, we are obligated to reimburse Mr. Hart up to $3,000 for his legal fees incurred in connection with the review and negotiation of his employment agreement. We believe these limited perquisites provided to Mr. Hart were important in inducing Mr. Hart to accept employment with us.

Severance and Change of Control Benefits

Pursuant to the employment agreements we have entered into with our executives, our executives are entitled to specified benefits in the event of the termination of their employment under specified circumstances, including termination following a change of control of Tier. We believe these benefits help us compete for executive talent and reduce the distractions that might otherwise be caused by a possible change of control.

Our employment contracts with our current executive officers — Messrs. Hart, Johnston, Kendrick, Omsberg, and Garg — all contain a "double trigger" structure for payments in connection with a change in control of Tier. Under a "double trigger" structure, a change in control must occur, and the executive's employment must terminate due to a termination by Tier or its successor without cause, or due to a resignation by the executive for good reason. We believe that this "double trigger" structure maximizes shareholder value because it prevents an unintended windfall to executives in the event of a friendly change of control, while still providing them appropriate incentives to cooperate in negotiating any change of control in which they believe they may lose their jobs.

If Mr. Hart is terminated without cause or resigns for good reason within a year following a change of control, and subject to his delivery and non-revocation of a general release of claims in favor of Tier, Mr. Hart will be entitled to the following:

- cash severance equal to two times his annual base salary and target bonus paid in equal installments over a 24 month period;
- if Mr. Hart elects to continue receiving group medical insurance under the COBRA continuation rules, payment by us of the same share of the premium it pays for active and similarly situated employees until the earlier of 12 months after his employment ends or the date his COBRA coverage expires; and
- vesting of any outstanding equity awards with respect to any unvested portions that would have vested on or before the first anniversary of the date of his termination or resignation.

If Mr. Hart is terminated without cause or resigns for good reason in the absence of a change of control, and subject to his delivery and non-revocation of a general release in our favor, he will be entitled to the following:

- cash severance equal to one times his annual base salary, plus any annual discretionary bonus that has been awarded to him by the Board for the calendar year preceding the year in which his employment ends; and
- if Mr. Hart elects to continue receiving group medical insurance under the COBRA continuation rules, payment by us of the same share of the premium it pays for active and similarly situated employees until the earlier of 12 months after his employment ends or the date his COBRA coverage expires.

We have provided more detailed information about our severance and change of control benefits, along with estimates of their value under various circumstances, under *Potential Payments Upon Termination or Change of Control* below.

Sign-on Bonus

Mr. Hart's target annual bonus from his prior employer was $137,500. In order to induce him to forego that bonus opportunity and join Tier, we agreed to pay Mr. Hart a one-time sign-on bonus of $100,000 in September 2010 in connection with the commencement of his employment with Tier. The amount of the sign-on bonus was equal to the target bonus that Mr. Hart would have been eligible to receive from his previous employer, pro-rated based upon the portion of the year that Mr. Hart was employed at such employer before beginning work with Tier. Mr. Hart must repay this bonus if his employment with Tier ends before August 16, 2011 due to his termination for cause by Tier or his voluntary resignation. The Compensation Committee believes that this sign-on bonus was critical in incentivizing Mr. Hart to accept employment with us.

Clawback

Mr. Hart's employment agreement provides that if the Compensation Committee, in its reasonable discretion, determines that Mr. Hart engaged in fraud or misconduct as a result of which or in connection with which Tier is required to restate its financial information or financial statements, the Compensation Committee may, in its discretion, impose any or all of the following:

- immediate expiration of any then-outstanding equity compensation, whether vested or not, if granted within the first 12 months after issuance or filing of any financial statement that is being restated (we refer to the 12-month period immediately following the issuance or filing of any financial statement that is being restated as the "Recovery Measurement Period");
- as to any exercised portion of any stock options (to the extent, during the Recovery Measurement Period, the options are granted, vest, are exercised, or the purchased shares are sold), prompt payment to Tier of any option gain, which is defined as the spread between the closing price on the date of exercise of the option and the exercise price paid by Mr. Hart;
- payment or transfer to Tier of any stock gain, as defined in the employment agreement, from restricted stock, restricted stock units, or other similar forms of compensation; and/or
- repayment of any bonuses paid during the Recovery Measurement Period.

In addition to the foregoing, following an accounting restatement due to material noncompliance with any financial reporting requirements under securities laws, Mr. Hart will be required to repay any incentive-based compensation (including any bonuses and equity compensation) paid during the three-year period preceding the date that Tier is required to prepare the accounting restatement which bonuses or equity compensation were based on the erroneous data. For purposes of this provision, the clawback is calculated as the excess amount paid on the basis of the restated results.

The Compensation Committee believes that these clawback provisions protect Tier and its shareholders in the event of fraud, misconduct, or other material noncompliance with financial reporting requirements, and are consistent with current good governance practices.

Implementing Our Objectives — our interim Chief Executive Officer

Charles W. Berger, a member of our Board of Directors, served as our interim Chief Executive Officer from June 23, 2010 through August 16, 2010, the date Mr. Hart began employment as our new CEO. Mr. Berger's employment as interim CEO was intended as a temporary arrangement during our executive management transition. Mr. Berger was compensated at a rate of $17,307.69 bi-weekly during his employment period and was reimbursed for certain travel and other expenses relating to his employment. He was not eligible to receive any other compensation or benefits with respect to his service as interim CEO, and, for example, he did not receive any severance pay, long-term health or pension benefits, or long-term incentive compensation for serving as interim CEO.

During the period he was employed as interim CEO, Mr. Berger did not receive any cash compensation for his role as a director of Tier; however, his existing restricted stock units, options, and other stock awards continued to vest during that time.

The Compensation Committee used market data (including market data provided by Compensia on the compensation paid to directors serving as interim CEOs) to assist it in determining Mr. Berger's compensation package, but the committee did not follow a specific allocation method or formula, and members of the committee drew on their own business experience and judgment in formulating Mr. Berger's compensation package.

Implementing Our Objectives — our other Named Executive Officers

General

Compensation for our named executive officers other than Mr. Hart is generally structured in the same manner as Mr. Hart's compensation and is guided by similar principles, although Mr. Hart's compensation is set at a higher overall level, reflecting his role as the company's principal executive officer. As with Mr. Hart's compensation, the compensation of our other named executive officers consists of base salary, cash incentive programs, long-term incentives, perquisites and benefits, and severance and change of control benefits, and each of these components serves a similar function as it does for Mr. Hart. The Compensation Committee did not use market data or a compensation consultant in determining the compensation packages that would be offered to executive officers other than Messrs. Hart and Berger in fiscal year 2010.

As previously noted, the hiring and compensation of Mr. Hart were the principal developments in the compensation of our executive officers in fiscal year 2010, and much of the Compensation Committee's efforts were focused on the executive management transition process. With the hiring of Mr. Hart now complete, the Compensation Committee, with the assistance of Compensia, is undertaking a broader review of the compensation of our executives. Consistent with our past practices, Mr. Hart, in his capacity as CEO, is expected to have significant input in this review and in future compensation decisions concerning executives other than himself.

Base Salary

None of our named executive officers received a salary increase in fiscal year 2010. This reflected the Compensation Committee's conclusion that salary increases were not appropriate given general economic conditions and the performance of the company.

The following table sets forth the base salaries of our named executive officers for fiscal 2010, 2009, and 2008, presented at an annual rate:

	Base Salary Rate by Fiscal Year		
	2010	2009	2008
Alex P. Hart(1) President and Chief Executive Officer	$400,000	$ —	$ —
Ronald W. Johnston(2) Senior Vice President, Chief Financial Officer	272,000	272,000	275,000
Keith S. Kendrick Senior Vice President, Strategic Marketing	265,000	265,000	265,000
Keith S. Omsberg Vice President, General Counsel and Corporate Secretary	190,000	190,000	190,000
Ronald L. Rossetti Former Chief Executive Officer and Chairman of the Board	400,000	400,000	(3)
Nina K. Vellayan(4) Former Executive Vice President, Chief Operating Officer	275,000	275,000	—
Charles W. Berger Interim Chief Executive Officer	(5)	—	—

(1) Mr. Hart joined Tier in August 2010.

(2) Mr. Johnston voluntarily reduced his base salary from $275,000 to $272,000 for fiscal year 2009, effective January 2009.

(3) Pursuant to Mr. Rossetti's employment agreement signed April 30, 2008, Mr. Rossetti's base salary was reduced from $600,000 to $400,000 per annum, a reduction of 33%, effective May 1, 2008. Mr. Rossetti's employment with Tier ended in June 2010.

(4) Ms. Vellayan joined Tier in October 2008. Ms. Vellayan's employment with Tier ended in August 2010.

(5) Mr. Berger served as interim CEO from June 23, 2010 until August 16, 2010. During that time he earned $17,307.69 per bi-weekly pay period.

Cash Incentive Compensation

Management Incentive Plan

For fiscal year 2010, we had one formal cash incentive compensation plan, our management incentive plan, or MIP. In fiscal year 2010, all named executive officers other than Mr. Hart and Mr. Berger were eligible to participate in the MIP. Mr. Hart did not participate in the MIP because he began employment with Tier at the end of fiscal year 2010, and Mr. Berger was not eligible to participate in the MIP under his interim employment arrangement.

In the first quarter of fiscal year 2010, the Compensation Committee approved performance metrics under the MIP. The performance metrics consisted of a company performance metric and one or more individual performance goals for each participating individual. The company performance metric was net income from our Continuing Operations segment before interest, tax, depreciation and amortization and stock based equity compensation, which we refer to as Adjusted EBITDA. Our Continuing Operations segment consists of our electronic payments solutions operations and our wind-down operations, which include certain operations we intend to wind down over the next two years. The Adjusted EBITDA targets for fiscal year 2010 and associated payouts were as follows:

Adjusted EBITDA Performance Metric		
Threshold	**Target**	**Maximum**
$8,000,000	$10,000,000	$12,000,000
No payout at Threshold	100% of Target	125% of Target(1)

(1) At the maximum Adjusted EBITDA Performance metric, Mr. Rossetti was only entitled to the Target payout amounts.

These targets, including threshold, target, and maximum performance targets with associated levels of payout, were approved by the Compensation Committee based upon Tier's strategic plan and budget process.

The individual performance goals were as follows:

- Ronald L. Rossetti — development of complete plan for allocation of cash resources
- Nina K. Vellayan — platform consolidation and product introduction
- Ronald W. Johnston — accounting system consolidation, utilization of financial tracking tool, and management of capital expense budget
- Keith S. Kendrick — product launch, client satisfaction survey, and branding
- Keith S. Omsberg — completion of money transmitter license project and contract negotiations for new clients and vendors

These individual performance goals were approved by the Compensation Committee. Under the plan approved by the Compensation Committee, no executive officer would receive payment for meeting his or her individual performance goals unless the company met or exceeded its threshold performance target, $8,000,000 of Adjusted EBITDA.

The following tables illustrate the percentage of bonus allocated to the company performance metric and to individual performance goals, and related potential threshold, target, and maximum payouts for fiscal 2010 under the MIP for Messrs. Rossetti, Johnston, Kendrick, and Omsberg and Ms. Vellayan.

Percentages of Payout Allocation

	Threshold		Target		Maximum	
Name	**Adjusted EBITDA(1)**	**Individual**	**Adjusted EBITDA**	**Individual**	**Adjusted EBITDA**	**Individual**
Ronald L. Rossetti	—	15%	85%	15%	85%	15%
Nina K. Vellayan	—	30%	70%	30%	70%	30%
Ronald W. Johnston	—	30%	70%	30%	70%	30%
Keith S. Kendrick	—	30%	70%	30%	70%	30%
Keith S. Omsberg	—	50%	50%	50%	50%	50%

(1) If the Company achieved threshold Adjusted EBITDA, the named executive officers were only eligible to receive payout for achieving individual performance goals.

Estimated Payout Levels(1)

Name	Threshold	Target	Maximum
Ronald L. Rossetti	$45,000	$400,000	$400,000
Nina K. Vellayan	41,250	206,250	275,000
Ronald W. Johnston	40,800	163,200	204,000
Keith S. Kendrick	39,750	159,000	198,750
Keith S. Omsberg	14,250	57,000	85,500

(1) The following table provides detail on the basis of the estimated payout levels as a percentage of base salary:

	Percentage of Target		
Name	Threshold	Target	Maximum
Ronald L. Rossetti	75%	100%	100%
Nina K. Vellayan	50%	75%	100%
Ronald W. Johnston	50%	60%	75%
Keith S. Kendrick	50%	60%	75%
Keith S. Omsberg	15%	30%	45%

During fiscal year 2010, Tier did not meet any of its Adjusted EBITDA goals, and therefore no executive officer received a payout under the MIP.

If performance targets for a fiscal year are not met, the Compensation Committee may still elect to pay bonus incentive compensation on a discretionary basis. There is no limit on the Compensation Committee's discretion; however, for fiscal year 2010, the Compensation Committee has not exercised discretion to increase the bonus compensation payable to any executive officer. The Compensation Committee expects that it would exercise its discretion to pay bonus compensation where it determined that such a payment would increase shareholder welfare over the medium- and long-term. In determining whether and how to exercise their discretion to pay incentive compensation, the members of the Compensation Committee are subject to the same standards of fiduciary duty, good faith, and business judgment that govern the exercise of their other responsibilities as directors of Tier.

Long-term Incentive Compensation

As noted above, Tier provides long-term incentives to our executives through stock options and restricted stock units granted under our Amended and Restated 2004 Stock Incentive Plan and performance stock units granted under the Executive Performance Stock Unit Plan.

The Compensation Committee did not award any options, restricted stock units, performance stock units, or other long-term incentive compensation to any of our named executive officers other than Mr. Hart during fiscal 2010. The Compensation Committee made this decision due to the performance of the company, general economic conditions, and the need to reassess market data for equity compensation for these positions. As part of its broader review of the company's executive compensation program, the committee is assessing the use of equity incentives in the compensation of Tier's employees.

2004 Plan

Under the 2004 Plan, the Compensation Committee has the authority to issue stock options, stock appreciation rights, restricted stock, or other stock-based awards to all employees, officers, directors, consultants, and advisors at its discretion. We issue stock options and RSUs under the 2004 Plan as a method for providing long-term equity incentives to our executives. Since the options are granted with an exercise price equal to the fair market value of our common stock at the time of grant, and RSUs are earned based upon share value performance over a defined measurement period, executives receive a benefit only if the stock price appreciates over the term of the option or RSU.

Under the terms of the 2004 Plan, the maximum number of shares with respect to which awards may be granted to any individual under the plan is 300,000 shares per fiscal year, and the maximum number of shares with respect to which Awards (as such term is defined in the 2004 Plan) other than options and stock appreciation rights may be granted is 500,000. Subject to provisions relating to vesting acceleration that apply under certain circumstances, options granted to executive officers other than Mr. Hart typically vest over five years, with 20% of the underlying shares vesting on the each of the first five anniversaries of the grant date, and have a maximum ten year term, and RSUs typically vest three years after they are earned.

Options and RSUs that are unvested upon an executive's termination are generally forfeited, unless otherwise provided in an option agreement or employment agreement. We believe this encourages executive performance, tenure, and the promotion of sustained growth with Tier. However, our named executive officers may be entitled to accelerated vesting of their options and RSUs under certain circumstances, including a change of control. See *Potential Payments Upon Termination or Change in Control* for additional information.

PSU Plan

In an effort to further align our executives' financial interests with those of our shareholders and promote stability in key executive positions, the Compensation Committee adopted the PSU Plan on December 4, 2008, or the effective date. Under the PSU Plan, a maximum of 800,000 units may be issued for awards to eligible executives. The units will be awarded only upon the achievement and maintenance for a period of 60 days of specific share performance targets, or Share Price Performance Targets, that, for the initial participants in the PSU Plan, are $8.00, $9.50, $11.00, and $13.00 per share. For participants hired after the effective date, the Committee will establish Share Price Performance Targets based on 25%, 50%, 75%, and 100% increases in the share price. The PSUs will be awarded in four equal tranches at those Share Price Performance Targets.

Any PSUs awarded will vest on December 4, 2011, the third anniversary of the effective date, unless they vest earlier upon a change of control event, as defined in the PSU plan.

We intend to pay PSUs in cash in the pay period in which the grant becomes fully vested. However, if we have shares available for such issuance under, if required, a shareholder approved plan, we may instead issue shares of our common stock in an amount equivalent to the value of the PSUs. An executive will be entitled to receive a payment equal to (x) the price of a share of our common stock as of the close of market on the date of vesting, but not more than $15.00, multiplied by (y) the number of PSUs that have been awarded to the executive.

Under the PSU Plan's change of control provision, if we experience a change of control event, the units that have been awarded or would be awarded based upon the per share value realized by our shareholders in the change of control event will be immediately awarded, and the payment due to the executive will be based on such per share value realized by our shareholders in the change of control event, not to exceed $15.00 per share. If the executive continues to be employed by the surviving entity following the change of control event, the award will vest and be paid at the earlier of two years after the change of control event or three years after the effective date of the PSU Plan. Payment of the award may be accelerated following a change of control event for a termination without cause, death or disability, or resignation for good reason that occurs within 24 months of the change of control event.

Former Executive Officers

During fiscal year 2010, Mr. Rossetti and Ms. Vellayan ceased to be employees of Tier. Mr. Rossetti serves on our Board of Directors and currently holds options to purchase shares of common stock, which options are fully vested and will remain exercisable according to their respective terms. RSUs may be issued to Mr. Rossetti under his Enterprise Value Award Plan, or EVA Plan, on or before March 26, 2011 if some or all of the performance targets set forth in the EVA Plan are achieved or a change in control of Tier occurs prior to that date in which the performance targets are met, but if the performance targets in the EVA Plan have not been achieved, directly or through a change in control of Tier, by March 26, 2011, then Mr. Rossetti's rights to receive RSUs under that plan will expire. Pursuant to Ms. Vellayan's separation agreement with us, 40,000 options scheduled to vest on December 4, 2010 were accelerated and vested on her separation date of August 17, 2010. Ms. Vellayan exercised these options in full prior to their expiration on November 17, 2010.

Perquisites and Benefits

As noted above, we do not have an established executive benefits program or an executive perquisite program. However, we provide commuting and relocation benefits to executive officers who do not reside near our headquarters when they join us. We believe these perquisites benefit us and our shareholders by inducing individuals who do not live near Reston, Virginia to join Tier, and by ensuring that these executive officers are able to maintain a regular presence at our headquarters to meet their duties and responsibilities in full.

As noted above, Mr. Garg joined us effective with the beginning of our fiscal year 2011. At the time he joined us, Mr. Garg resided in the Oak Brook, Illinois area. He received a relocation package modeled on Mr. Hart's relocation package: Mr. Garg is eligible for relocation reimbursement not to exceed $50,000 to move his residence from Oak Brook to Reston, and during and up to the first 12 months of his employment with us, we have agreed to reimburse him for all reasonable and documented expenses for housing, meals, and transportation while working at our Reston headquarters and maintaining a residence more than 50 miles from Reston.

Pursuant to his June 30, 2008 employment agreement, we provide Mr. Kendrick with a fully-furnished corporate apartment located near our corporate headquarters in Reston, Virginia. We also provide Mr. Kendrick with local transportation for travel while he is located in Reston. In addition, we reimburse Mr. Kendrick for travel to and from his current residence to our corporate headquarters. Travel reimbursement includes airfare, ground transportation, parking, and meals. Mr. Kendrick is provided home office equipment and a cellular phone to assist him in executing his responsibilities while he is absent from our headquarters. In addition, under Mr. Kendrick's June 30, 2008 employment agreement, if Mr. Kendrick recognizes income for income tax purposes as a result of our payment of certain expenses, we are obligated to make a tax gross-up payment to Mr. Kendrick based upon the additional tax liability. Tier's Compensation Committee has expressed the intent not to include a tax gross-up provision in any new employment contract, and we did not include a tax gross-up provision in our agreements with Messrs. Hart, Berger, or Garg.

We provided similar perquisites to Ronald L. Rossetti, our former CEO, as required by his April 30, 2008 employment agreement, while he was serving as CEO. We provided Mr. Rossetti with a fully-furnished corporate apartment located near our corporate headquarters in Reston, and with local transportation for travel while he was located in Reston. In addition, we reimbursed Mr. Rossetti for travel to and from his current residence to our corporate headquarters. Travel reimbursement included airfare, ground transportation, parking, and meals. Mr. Rossetti was also provided home office equipment and a cellular phone to assist him in executing his responsibilities while he was absent from our headquarters. In addition, we made a tax gross-up payment to Mr. Rossetti for the income Mr. Rossetti recognized for income tax purposes as a result of our payment of certain expenses. As noted above, Tier's Compensation Committee has expressed the intent not to include a tax gross-up provision in any new employment contract.

Severance and Change of Control Benefits

Messrs. Johnston, Kendrick, and Omsberg have severance and change of control arrangements through their employment agreements. These arrangements, which are described in detail under *Potential Payments Upon Termination or Change in Control*, are generally structured similarly to Mr. Hart's, with appropriate adjustments based upon their relative positions and responsibilities within Tier. As with Mr. Hart, their change of control provisions are "double trigger" — for a change of control provision to be triggered, the change of control event must occur and the executive's employment must terminate.

The severance and change of control benefits in our employment agreement with Nina Vellayan, who left Tier on August 17, 2010, were also structured similarly to Mr. Hart's. Consistent with her employment agreement, the severance agreement we entered into with Ms. Vellayan upon her departure provided that she was entitled to a lump-sum payment equal to one times her base salary and to payment by Tier of medical insurance premiums for her and her covered beneficiaries for 12 months, subject to certain limitations. In addition, following negotiations with Ms. Vellayan, we also agreed to pay her the base salary that would have been due to her between August 17, 2010 and October 1, 2010 in a lump sump payment, accelerate the vesting of 40,000 shares subject to stock options held by her that would otherwise have been unvested as of her separation date, and pay her a pro-rata portion of her bonus if a bonus were paid to Tier's senior executives for the achievement of performance targets and performance metrics for fiscal year 2010, in each case subject to certain limitations. We also released Ms. Vellayan from her one year noncompetition obligation to us.

Pursuant to the employment agreement dated as of April 30, 2008 between Tier and Mr. Rossetti, Mr. Rossetti was entitled to the payments specified in the employment agreement upon the execution of a separation agreement and release. In December 2010, Mr. Rossetti executed a separation agreement and release in substantially the form provided for by the employment agreement, and the amount that Tier paid Mr. Rossetti pursuant to the separation agreement was determined substantially in the manner required by the employment agreement.

We have provided more detailed information about our severance and change of control benefits, including the payouts to Mr. Rossetti and Ms. Vellayan in connection with their departure, under *Potential Payments Upon Termination or Change of Control* below.

Equity Ownership Guidelines

Members of Tier's Board of Directors are required to hold shares of Tier common stock with a value equal to three times the amount of the annual retainer paid to directors, calculated using the annual retainer in effect as of the later of March 31, 2009 and the date the director is elected to the Board. Directors are required to achieve the guideline within three years of joining the Board, or, in the case of directors serving at March 31, 2009, within three years of that date. These guidelines may be waived, at the discretion of Tier's Governance and Nominating Committee, if compliance would create severe hardship or prevent a director from complying with a court order. Please see Director Compensation for additional information concerning director retainers.

Tier currently does not have equity ownership guidelines for its executive officers.

Tax and Accounting Implications

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, generally disallows federal tax deductions for compensation in excess of $1.0 million paid, generally, to the Chief Executive Officer and the next three highly paid officers, other than the Chief Financial Officer. Compensation that is "performance-based" within the meaning of the Code does not count toward the $1.0 million limit. We believe it is in our best interest, to the extent practicable, to have executive compensation be fully deductible under the Code. However, the Compensation Committee has full discretion to provide compensation that potentially may not be fully deductible.

Accounting for Share-Based Compensation

We value share-based compensation based on the grant date fair value using the Black-Scholes model for options and the Monte Carlo simulation option pricing model for RSUs and PSUs. We recognize compensation expense over the vesting period of the option, RSU or PSU grants, which ranges from three to five years. Additional information about the valuation of our options and RSUs can be found in Note 13 — Share-Based Payment of our Annual Report on Form 10-K for fiscal year ended September 30, 2010.

EXECUTIVE COMPENSATION

This section provides certain tabular and narrative information regarding the compensation of our named executive officers, which for fiscal year 2010 consist of Alex P. Hart, who joined Tier as our President and Chief Executive Officer in August 2010; Ronald W. Johnston, our Senior Vice President and Chief Financial Officer; Keith S. Kendrick, our Senior Vice President, Strategic Marketing; Keith S. Omsberg, our Vice President and General Counsel; Ronald L. Rossetti, who was our Chief Executive Officer through June 2010; Nina K. Vellayan, who was our Executive Vice President and Chief Operating Officer through August 2010; and Charles W. Berger, who served as our interim Chief Executive Officer from June 2010 until August 2010. For additional information regarding compensation of the named executive officers, see *Compensation Discussion and Analysis* beginning on page 5.

Summary Compensation Table

The following table sets forth information regarding compensation of our named executive officers during the fiscal years ended September 30, 2010, 2009 and 2008. References to "years" in the tables in this section are to our fiscal years ended September 30, 2010, September 30, 2009 and September 30, 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Alex P. Hart(5) President, Chief Executive Officer	2010	$ 38,462	$100,000	$ —	$830,560	$ —	$ 6,319	$ 975,341
Ronald W. Johnston(6)	2010	272,000	—	—	—	—	7,036	279,036
Senior Vice President,	2009	272,692	—	177,750	133,568	165,000	8,180	757,190
Chief Financial Officer	2008	172,158	68,750	—	701,840	—	4,943	947,691
Keith S. Kendrick	2010	265,000	—	—	—	—	166,754	431,754
Senior Vice President,	2009	265,000	132,500	118,500	98,100	59,625	95,405	769,130
Strategic Marketing	2008	68,288	—	—	357,430	—	42,953	468,671
Keith S. Omsberg	2010	190,000	—	—	—	—	5,700	195,700
Vice President,	2009	190,000	—	59,250	26,714	28,500	4,385	308,849
General Counsel and Secretary	2008	188,000	92,500	—	204,766	—	5,585	490,851
Ronald L. Rossetti(7)	2010	304,615	—	—	—	—	1,392,835	1,697,450
Former Chief Executive	2009	400,000	—	345,000	—	400,000	228,061	1,373,061
Officer	2008	589,231	390,513	1,949,500	—	—	278,363	3,207,607
Nina K. Vellayan(8)	2010	248,558	—	—	—	—	335,883	584,441
Former Executive Vice President, Chief Operating Officer	2009	267,596	75,000	213,300	356,180	206,250	8,028	1,126,354
Charles W. Berger(9) Interim Chief Executive Officer	2010	65,769	—	72,900	—	—	39,750	178,419

(1) Reflects the following bonus payouts for fiscal years 2010, 2009 and 2008:

Name	Year	Employment Agreement	Discretionary	Total Bonus Payout
Alex P. Hart	2010	$100,000	$ —	$100,000
Ronald W. Johnston	2008	68,750	—	68,750
Keith S. Kendrick	2009	132,500	—	132,500
Keith S. Omsberg	2008	—	92,500	92,500
Ronald L. Rossetti	2008	166,667	223,846	390,513
Nina K. Vellayan	2009	75,000	—	75,000

See *Compensation Discussion and Analysis* for additional information on bonus payments.

(2) The amounts included in these columns reflect the aggregate grant date fair value of restricted stock units, performance stock units and option awards granted to the named executive officers during each year, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Assumptions used in the calculation of these amounts are included in our Share-based Payment footnote to the audited consolidated financial statements included in our annual report on Form 10-K for fiscal year 2010.

These amounts represent the expected compensation cost to be recognized over the service period determined as of the grant date. These amounts reflect our calculation of the value of these awards on the date of grant and do not necessarily correspond to the actual value that may ultimately be realized by the officer. See the "Grants of Plan-Based Awards During Fiscal 2010" table for information regarding restricted stock units, performance stock units and options awards to the named executive officers during fiscal 2010.

(3) Reflects cash payouts for fiscal year 2009 under the Executive Incentive Plan.

Name	Year	Incentive Plan	Total Non-Equity Incentive Payout
Ronald W. Johnston	2009	EIP	$165,000
Keith S. Kendrick	2009	EIP	59,625
Keith S. Omsberg	2009	EIP	28,500
Ronald L. Rossetti	2009	EIP	400,000
Nina K. Vellayan	2009	EIP	206,250

See page *Compensation Discussion and Analysis* for additional information on the Executive Incentive Plan. The company performance threshold under the 2010 MIP was not met. As a result, there was no payout to executives under the 2010 MIP.

(4) Consists of:

- the aggregate incremental cost to Tier of providing perquisites and other personal benefits;
- company matching contributions under 401(k) plans;
- tax reimbursement payments relating to income tax liability incurred by the applicable executive as a result of the Company's payment for the perquisites described below;
- severance related payments; and
- board fees.

The following table summarizes the amounts shown in the "All Other Compensation" column:

Name	Year	Perquisites (a)	401(k)	Tax Reimbursement	Severance(b)	Board Fees(c)	Total all Other Compensation
Alex P. Hart	2010	$ 5,396	$ 923	$ —	$ —	$ —	$ 6,319
Ronald W. Johnston	2010	—	7,036	—	—	—	7,036
	2009	—	8,180	—	—	—	8,180
	2008	—	4,943	—	—	—	4,943
Keith S. Kendrick	2010	102,834	7,044	56,876	—	—	166,754
	2009	87,455	7,950	—	—	—	95,405
	2008	35,986	1,835	5,132	—	—	42,953
Keith S. Omsberg	2010	—	5,700	—	—	—	5,700
	2009	—	4,385	—	—	—	4,385
	2008	—	5,585	—	—	—	5,585
Ronald L. Rossetti	2010	74,660	5,908	36,035	1,267,792	8,440	1,392,835
	2009	116,802	7,350	103,909	—	—	228,061
	2008	183,338	6,900	88,125	—	—	278,363
Nina K. Vellayan	2010	—	6,239	—	329,644	—	335,883
	2009	—	8,028	—	—	—	8,028
Charles W. Berger	2010	—	—	—	—	39,750	39,750

(a) See *Perquisites and Benefits* in *Compensation Discussion and Analysis* for a discussion of perquisites provided to executives. Perquisites include:

* expenses for corporate apartments located near our corporate headquarters in Reston, Virginia, including utilities;

* expenses for local transportation while the executive is located in Reston and air and ground transportation, meals and lodging for travel by the executive to and from his home to our corporate headquarters in Reston; and

* legal consultation fees relating to negotiation and review of the executive's employment agreement.

The following table summarizes the amounts shown in the "Perquisites" column:

Name	Year	Corporate Apartment*	Travel*	Legal Consultation*†	Total
Alex P. Hart	2010	$ —	$ 5,396	$ —	$ 5,396
Keith S. Kendrick	2010	31,125	71,709	—	102,834
	2009	28,221	59,234	—	87,455
	2008	8,310	19,371	8,305	35,986
Ronald L. Rossetti	2010	38,814	35,846	—	74,660
	2009	52,459	64,343	—	116,802
	2008	39,096	113,431	30,811	183,338

* Amounts reflect aggregate incremental cost to the Company, which is equal to the Company's out-of-pocket costs for these perquisites.

† We are obligated to reimburse Mr. Hart for up to $3,000 for his legal fees incurred in connection with the review and negotiation of his employment agreement.

(b) The amount in the Severance column consists of severance payments paid pursuant to our separation agreements with Mr. Rossetti and Ms. Vellayan. Of the $329,644 reported for Ms. Vellayan, $275,000 represents amounts earned in fiscal year 2010 which are due to Ms. Vellayan in February 2011.

(c) The amount included in the Director's fees column consists of director's fees earned by Mr. Rossetti and Mr. Berger for service on board. Mr. Rossetti and Mr. Berger did not earn any director's fees for serving on our board while also serving as our chief executive officer.

(5) Mr. Hart joined the Company August 16, 2010.

(6) Mr. Johnston served as interim Chief Financial Officer from April 2008 to June 2008.

(7) Mr. Rossetti's employment with us terminated June 26, 2010.

(8) Ms. Vellayan's employment with us terminated August 17, 2010.

(9) Mr. Berger served as interim chief executive officer from June 23, 2010 until August 16, 2010. Pursuant to Mr. Berger's employment letter dated July 15, 2010, Mr. Berger received a salary of $17,307.69 per bi-weekly period but was not eligible for other compensation, benefits, vacation accruals or gross-ups with respect to his position as interim chief executive officer.

Fiscal 2010 Grants of Plan-Based Awards

The following table sets forth information regarding grants of plan-based awards made to the named executive officers during the fiscal year ended September 30, 2010:

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
		Threshold ($)(2)	Target ($)(3)	Maximum ($)(4)				
Alex P. Hart	8/16/10	$ —	$ —	$ —	—	400,000	$5.06	$830,560
Ronald W. Johnston		40,800	163,200	204,000	—	—	—	—
Keith S. Kendrick		39,750	159,000	198,750	—	—	—	—
Keith S. Omsberg		14,250	57,000	85,500	—	—	—	—
Ronald L. Rossetti		45,000	400,000	400,000	—	—	—	—
Nina K. Vellayan		41,250	206,250	275,000	—	—	—	—
Chuck W. Berger		—	—	—	9,000(6)	—	—	72,900

(1) Figures shown represent estimated possible payouts under our 2010 MIP. For additional information concerning performance metrics and payouts under our 2010 MIP, see *Compensation Discussion and Analysis*. We

did not meet the corporate performance threshold goal for Adjusted EBITDA for fiscal year 2010, and accordingly no payouts were made under our 2010 MIP.

(2) The threshold amount represents the amounts that would have been payable to the executive if we met our corporate performance threshold goal of Adjusted EBITDA of $8,000,000 and individual performance goals were met.

(3) The target amount represents the amounts that would have been payable to the executive if we met our corporate performance target goal of Adjusted EBITDA of $10,000,000 and individual performance goals were met.

(4) The maximum amount represents the amounts that would have been payable to the executive if we met our corporate performance target goal of Adjusted EBITDA of $12,000,000 and individual performance goals were met.

(5) Represents the aggregate fair market value on date of grant, in accordance with U.S. GAAP. The value shown for Mr. Berger's award represents 9,000 units multiplied by the closing price of Tier's common stock on May 11, 2010 of $8.10. The actual amount paid on this award will depend on the closing price of Tier's common stock on May 11, 2011.

(6) Represents restricted stock units awarded to Mr. Berger upon election to our Board of Directors at our 2010 annual meeting. Mr. Berger was awarded 9,000 units on May 11, 2010, which vest on May 11, 2011.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table sets forth for each named executive officer certain information about stock options and unvested and unearned equity incentive plan awards held at the end of the fiscal year ended September 30, 2010:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(a)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(e)
Alex P. Hart	—	400,000(1)	$ 5.06	8/16/20				
	—	400,000						
Ronald W. Johnston	133,333	66,667(2)	8.01	7/01/18				
	15,000	60,000(3)	4.25	12/04/18				
							37,500(c)	$207,750
	148,333	126,667					37,500	
Keith S. Kendrick	40,000	60,000(4)	7.80	7/01/18				
	10,000	40,000(5)	4.73	12/30/18				
							25,000(c)	138,500
	50,000	100,000					25,000	
Keith S. Omsberg	2,500	—	16.04	7/04/12				
	3,000	—	7.81	11/30/13				
	3,000	—	8.60	10/31/14				
	8,000	2,000(6)	7.05	9/12/16				
	12,000	18,000(7)	10.20	10/01/17				
	8,000	12,000(8)	9.25	12/10/17				
	3,000	12,000(9)	4.25	12/04/18				
							12,500(c)	69,250
	39,500	44,000					12,500	
Ronald L. Rossetti	10,000	—	19.56	1/22/12				
	10,000	—	13.75	1/30/13				
	15,000	—	8.62	1/27/14				
	5,000	—	9.77	10/07/14				
	20,000	—	8.30	6/29/15				
	300,000	—	5.50	7/25/16				
							150,000(d)	831,000
	360,000	—					150,000	

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(a)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(e)
Nina K. Vellayan	60,911(b)	—	4.25	12/04/18				
	60,911	—						
Charles W. Berger	10,000	—	19.56	1/23/12				
	10,000	—	13.75	1/31/13				
	15,000	—	8.62	1/28/14				
	5,000	—	9.77	10/08/14				
	20,000	—	8.30	6/30/15				
	40,000	—	5.95	8/24/16				
	20,000	—	7.90	2/28/17				
	20,000	—	7.81	2/28/18				
					9,000	$49,860		
					9,000	49,860		
	140,000	—			18,000	$99,720		

(a) Vesting schedules of the unexercisable option awards are set forth below. Vesting may be accelerated under certain circumstances described in *Potential Payments upon Termination or Change of Control.*

Name	Footnote Reference	Vesting Date	Number Vesting
Alex P. Hart	(1)	8/16/11	100,000
		8,333 shares per month from 9/16/11 through 8/16/14	300,000
Ronald W. Johnston	(2)	7/01/11	66,667
	(3)	12/04/10	15,000
		12/04/11	15,000
		12/04/12	15,000
		12/04/13	15,000
Keith S. Kendrick	(4)	6/30/11	20,000
		6/30/12	20,000
		6/30/13	20,000
	(5)	12/30/10	10,000
		12/30/11	10,000
		12/30/12	10,000
		12/30/13	10,000
Keith S. Omsberg	(6)	9/13/11	2,000
	(7)	10/01/10	6,000
		10/01/11	6,000
		10/01/12	6,000
	(8)	12/10/10	4,000
		12/10/11	4,000
		12/10/12	4,000
	(9)	12/04/10	3,000
		12/04/11	3,000
		12/04/12	3,000
		12/04/13	3,000

(b) Options awarded under the 2004 Plan are exercisable as to vested shares up to 90 days from termination. This number represents the number of vested options Ms. Vellayan was entitled to exercise as of September 30, 2010. The 90 day exercise window ended on November 17, 2010. Ms. Vellayan exercised all of these options prior to that date.

(c) The table above shows the number of PSUs that would be earned by the named executive officers upon achievement and maintenance of the threshold Share Price Performance Target, or $8.00 per share, for the required 60 day period. The named executive officers have been granted the total number of PSUs shown in the table below (which includes the PSUs shown in the table above) under the PSU Plan. These PSUs are earned when the Share Price Performance Targets shown below are met and maintained for 60 consecutive days. PSUs that have been earned vest December 4, 2011. Vesting may be accelerated under certain circumstances described in *Potential Payments upon Termination or Change of Control.*

	Number of Units at Share Price Performance Target				
	$8.00	$9.50	$11.00	$13.00	Total Units That Could be Awarded
Ronald W. Johnston	37,500	37,500	37,500	37,500	150,000
Keith S. Kendrick	25,000	25,000	25,000	25,000	100,000
Keith S. Omsberg	12,500	12,500	12,500	12,500	50,000
Total					**300,000**

(d) The table above shows the number of RSUs that would be earned by Mr. Rossetti upon achievement and maintenance of the threshold Share Price Performance Target, or $8.00 per share, for the required 60 day period. Mr. Rossetti has been granted a total of 700,000 RSUs (including the 150,000 RSUs show in the table above) under his EVA Plan. These RSUs are earned when the Share Price Performance Targets shown below are met and maintained for 60 consecutive days, and RSUs that are earned vest on April 30, 2011. Vesting may be accelerated under certain circumstances described in *Potential Payments upon Termination or Change of Control.* However, our severance agreement with Mr. Rossetti provides that if these Share Price Performance Targets have not been achieved, directly or through a change of control of Tier by March 26, 2011, then Mr. Rossetti's rights to receive RSUs under the plan will expire.

Share Price Performance Target	Number of RSUs
$ 8.00	150,000
11.00	180,000
13.00	185,000
15.00	185,000
	700,000

(e) Represents the market value of RSUs or PSUs, as applicable, issuable to the applicable executive upon achievement and maintenance of the $8.00 threshold Share Price Performance Target for the required 60 day period, subject to the vesting requirements noted in footnotes (c) and (d) above. The market value was determined by multiplying $5.54 (the closing price of Tier's stock at September 30, 2010) by the number of RSUs or PSUs, as applicable.

Fiscal 2010 Option Exercises and Stock Vested

The following table sets forth for each named executive officer certain information about stock options that were exercised during the fiscal year ended September 30, 2010:

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Alex P. Hart	—	$ —
Ronald W. Johnston	—	—
Keith S. Kendrick	—	—
Keith S. Omsberg	—	—
Ronald L. Rossetti	—	—
Nina K. Vellayan	10,057	11,867(1)
	9,032	11,832(2)
Charles W. Berger	—	—

(1) Amount realized on exercise was determined by multiplying $5.43 (the closing price of Tier's stock at September 20, 2010, the date of exercise) by the number of shares exercised and subtracting the aggregate exercise price paid for such shares.

(2) Amount realized on exercise was determined by multiplying $5.56 (the closing price of Tier's stock at September 30, 2010, the date of exercise) by the number of shares exercised and subtracting the aggregate exercise price paid for such shares.

Potential Payments Upon Termination or Change of Control

This section provides information regarding payments and benefits to the named executive officers, other than Mr. Berger, that would be triggered by termination of the officer's employment (including voluntary termination, involuntary termination, resignation for good reason and termination due to death or disability) or a change of control of Tier. Mr. Berger was not entitled to any severance or change of control benefits with respect to his service as our interim CEO.

Some key terms in our employment agreements with our named executive officers are "cause" and "good reason". Summaries of these definitions, which are qualified by reference to the full definitions and related provisions in the employment agreements, are as follows:

Cause (for all named executive officers except Mr. Berger and Mr. Hart) shall mean a finding by Tier of:

- a conviction of the named executive officer of, or a plea of guilty or *nolo contendere* by the named executive officer to, any felony;
- an intentional violation by the named executive officer of federal or state securities laws;
- willful misconduct or gross negligence by the named executive officer that has or is reasonably likely to have a material adverse effect on Tier;
- a failure of the named executive officer to perform his or her reasonably assigned duties for Tier that has or is reasonably likely to have a material adverse effect on Tier;
- a material violation by the named executive officer of any material provision of our Business Code of Conduct or, in the case of Mr. Johnston, our Code of Ethics for Chief Executive, Chief Financial and Chief Accounting Officers (or successor policies on similar topics) or any other applicable policies in place;
- a violation by the named executive officer of any provision of his or her Proprietary and Confidential Information, Developments, Noncompetition and Nonsolicitation Agreement with us; or
- fraud, embezzlement, theft or dishonesty by the named executive officer against Tier.

Under Mr. Hart's employment agreement, cause is defined as the employee's:

- fraud;
- material misrepresentation;
- theft or embezzlement of assets of Tier;
- conviction, or pleas of guilty or nolo contendere to any felony (or felony charge reduced to a misdemeanor), or, with respect to Mr. Hart's employment, any misdemeanor;
- material failure to follow Tier's policies;
- material breach of the agreement; and/or
- continued failure to attempt in good faith to perform duties as reasonably assigned by the Board.

In the case of named executive officers other than Mr. Hart, good reason shall mean, without the named executive officer's prior written consent, the occurrence of any of the following:

- any reduction in the named executive officer's base salary, and in the case of Mr. Kendrick a reduction in the minimum bonus opportunity below 50% of base salary;
- in the case of Mr. Kendrick, any material reduction in position and reporting status (defined as reporting directly to the Chief Executive Officer of Tier or an equivalent position), or any material diminution in the nature and scope of duties, responsibilities, powers or authorities consistent with those immediately following commencement of employment by Mr. Kendrick, as applicable, with Tier, or the assignment of duties and responsibilities materially inconsistent with Mr. Kendrick's position of Senior Vice President, Strategic Marketing;
- in the case of Mr. Johnston and Mr. Omsberg, any material diminution of the named executive officer's duties, responsibilities, powers, or authorities;
- in the case of Mr. Kendrick, any requirement imposed upon Mr. Kendrick to relocate his principal residence to any other location than Reston, Virginia or Atlanta, Georgia or a similar metropolitan area;
- in the case of Mr. Omsberg, any relocation of his principal place of employment by more than 50 miles or a requirement that Mr. Omsberg relocate his principal place of residence by more than 50 miles; or
- a material breach by Tier of any material provision of the employment agreement.

In the case of Mr. Hart, good reason shall mean, without Mr. Hart's prior written consent, a material diminution in his authority, duties or responsibilities (subject to certain exceptions), a breach by Tier of any material provision of his employment agreement, or Tier's requiring him to perform his principal services primarily in a geographic area more than 50 miles from its Reston, Virginia headquarters.

Under our corporate policy, all employees, including our named executive officers, are entitled to payments for base salary and payout of any accrued personal time off, or PTO, accrued through the termination date, but not yet paid.

Potential Payments Due under our Employment Agreement with our Chief Executive Officer

On August 10, 2010, we entered into an employment agreement with our Chief Executive Officer, Alex P. Hart. Pursuant to the terms of this agreement, Mr. Hart is entitled to certain compensation and benefits upon termination of his employment and/or a change of control of Tier, payable in equal installments in accordance with Tier's standard payroll practices and provided, in the case of a termination without cause or a voluntary termination for good reason by Mr. Hart, that Mr. Hart delivers a general release of claims which must become irrevocable within 60 days of the date of the event. The following table describes the maximum potential payments that would have been due to Mr. Hart as of September 30, 2010, upon designated situations outlined in his employment agreement.

Benefits and Payments Upon Termination	Voluntary Termination(1)	Involuntary for Cause Termination(1)	Death or Disability(1)	Involuntary Not for Cause Termination(2)	Voluntary Termination With Good Reason(2)	Change of Control(3)
Salary	$13,846	$13,846	$13,846	$413,846	$413,846	$ 813,846
Bonus	—	—	—	—	—	600,000
Health benefits	—	—	—	12,000	12,000	12,000
Perquisites	—	—	—	—	—	—
Accrued PTO	3,548	3,548	3,548	3,548	3,548	3,548
Total company obligation	**17,394**	**17,394**	**17,394**	**429,394**	**429,394**	**1,429,394**
Stock options(4)	—	—	—	—	—	48,000
Total benefit to employee	**$17,394**	**$17,394**	**$17,394**	**$429,394**	**$429,394**	**$1,477,394**

(1) Amounts reflect maximum salary earned but not paid prior to date as of September 30, 2010, accrued prior year bonus not paid prior to date of termination and personal time off accrued through September 30, 2010.

(2) Amounts reflect maximum salary earned but not paid prior to September 30, 2010, accrued prior year bonus not paid prior to date of termination, one year's base salary, twelve months' continuation of health benefits and personal time off accrued through September 30, 2010.

(3) Amounts reflect maximum salary earned but not yet paid through September 30, 2010, accrued prior year bonus not paid prior to date of termination, two times the annual base salary and target bonus, twelve months' continuation of health benefits and personal time off accrued through September 30, 2010. In addition, Mr. Hart is entitled to immediate vesting of any options that would have vested on or before the first anniversary of the date of employment termination.

(4) The amount represents the value of options that would vest through September 30, 2011 at a closing price of $5.54 less the cost to the employee to exercise the options at their exercise price.

Potential Payments Due under our Employment Agreement with our Chief Financial Officer

On July 1, 2008, we entered into an employment agreement with our Chief Financial Officer, Ronald W. Johnston. Pursuant to the terms of this agreement, as amended, Mr. Johnston is entitled to certain compensation and benefits, payable in a lump sum (with the exception of health benefits, which would be reimbursed monthly) within 30 days of the applicable event (or such later date as is required for compliance with tax laws governing deferred compensation) and provided in the case of a termination other than for death, disability, or cause or a voluntary termination by Mr. Johnston, Mr. Johnston signs a separation agreement and release. The following table describes the maximum potential payments that would have been due to Mr. Johnston as of September 30, 2010, upon designated situations outlined in his employment agreement.

Benefits and payments Upon Termination	Voluntary Termination(1)	Involuntary for Cause Termination(1)	Involuntary not for Cause Termination(2)	Voluntary Termination with Good Reason(2)	Death or Disability(2)	Change of Control(3)
Salary	$ 9,415	$ 9,415	$281,415	$281,415	$281,415	$553,415
Bonus	—	—	—	—	—	233,750
Performance stock units(4)	—	—	—	—	—	—
Health benefits	—	—	12,000	12,000	12,000	18,000
Perquisites	—	—	—	—	—	—
Accrued PTO	31,194	31,194	31,194	31,194	31,194	31,194
Total company obligation	**40,609**	**40,609**	**324,609**	**324,609**	**324,609**	**836,359**
Stock options(5)	19,350	19,350	19,350	19,350	19,350	58,050
Total benefit to employee	**$59,959**	**$59,959**	**$343,959**	**$343,959**	**$343,959**	**$894,409**

(1) Amounts reflect maximum salary earned but not paid through September 30, 2010, accrued prior year bonus not paid prior to date of termination and personal time off accrued through September 30, 2010.

(2) Amounts reflect maximum salary earned but not paid prior to September 30, 2010, accrued prior year bonus not paid prior to date of termination, one year's base salary, twelve months' continuation of health benefits and personal time off accrued through September 30, 2010.

(3) Amounts shown are payable in the event of a termination of Mr. Johnston's employment by Tier without cause, or a resignation by Mr. Johnston for good reason, within one year after a change of control, and reflect maximum salary earned but not paid through September 30, 2010, accrued prior year bonus not paid prior to date of termination, two times (a) base salary and (b) bonus equal to the average annual bonus paid to Mr. Johnston (or for the most recent year, accrued for Mr. Johnston) for the previous three years (or such shorter period during which Mr. Johnston was employed), immediate vesting of any stock options, eighteen months' continuation of health benefits and personal time off accrued through September 30, 2010.

(4) As of September 30, 2010, the stock price performance targets that trigger the award of performance stock units had not been met, therefore no units were considered awarded or vested for purposes of the table above. In the event Mr. Johnston's employment terminates within 24 months of a change of control, due to his death, disability, termination by Tier without cause, or resignation by Mr. Johnston for good reason, all PSUs previously awarded (if any) will vest in full.

(5) The amount represents the value of vested, in-the-money options as of September 30, 2010 at a closing price of $5.54 less the cost to the employee to exercise the options at their exercise price.

Potential Payments Due under our Employment Agreement with our Senior Vice President, Strategic Marketing

On June 30, 2008, we entered into an employment agreement with our Senior Vice President, Strategic Marketing, Keith S. Kendrick. Pursuant to the terms of this agreement, Mr. Kendrick is entitled to certain compensation and benefits, payable in a lump sum (with the exception of health benefits, which would be reimbursed monthly) within 30 days of the applicable event (or such later date as is required for compliance with tax laws governing deferred compensation) and provided in the case of a termination other than for death, disability, or cause or a voluntary termination by Mr. Kendrick, Mr. Kendrick signs a separation agreement and release. The following table describes the maximum potential payments that would have been due to Mr. Kendrick as of September 30, 2010, upon designated situations outlined in his employment agreement.

Benefits and Payments Upon Termination	Voluntary Termination(1)	Involuntary for Cause Termination(1)	Involuntary not for Cause Termination(2)	Voluntary Termination With Good Reason(2)	Death or Disability(2)	Change of Control(3)
Salary	$ 9,173	$ 9,173	$274,173	$274,173	$274,173	$539,173
Bonus	—	—	—	—	—	192,125
Performance stock units(4)	—	—	—	—	—	—
Health benefits	—	—	12,000	12,000	12,000	18,000
Perquisites	—	—	—	—	—	—
Accrued PTO	13,128	13,128	13,128	13,128	13,128	13,128
Total company obligation	**22,301**	**22,301**	**299,301**	**299,301**	**299,301**	**762,426**
Stock options(5)	8,100	8,100	8,100	8,100	8,100	24,300
Total benefit to employee	**$30,401**	**$30,401**	**$307,401**	**$307,401**	**$307,401**	**$786,726**

(1) Amounts reflect maximum salary earned but not paid through September 30, 2010, accrued prior year bonus not paid prior to date of termination and personal time off accrued through September 30, 2010.

(2) Amounts reflect maximum salary earned but not paid prior to September 30, 2010, accrued prior year bonus not paid prior to date of termination, one year's base salary, twelve months' continuation of health benefits and personal time off accrued through September 30, 2010.

(3) Amounts shown are payable in the event of a termination of Mr. Kendrick's employment by Tier without cause, or a resignation by Mr. Kendrick for good reason, within one year after a change of control, and reflect maximum salary earned but not paid through September 30, 2010, accrued prior year bonus not paid prior to date of termination, two times (a) base salary and (b) bonus equal to the average annual bonus paid to Mr. Kendrick (or for the most recent year, accrued for Mr. Kendrick) for the previous three years (or such shorter period during which Mr. Kendrick was employed), immediate vesting of any stock options, eighteen months' continuation of health benefits and personal time off accrued through September 30, 2010.

(4) As of September 30, 2010, the stock price performance targets that trigger the award of performance stock units had not been met, therefore no units were considered awarded or vested for purposes of the table above. In the event Mr. Kendrick's employment terminates within 24 months of a change of control due to his death, disability, termination by Tier without cause, or resignation by Mr. Kendrick for good reason, all PSUs previously awarded (if any) will vest in full.

(5) The amount represents the value of vested, in-the-money options as of September 30, 2010 at a closing price of $5.54 less the cost to the employee to exercise the options at their exercise price.

Potential Payments Due under our Employment Agreement with our Vice President, General Counsel and Corporate Secretary

On May 6, 2009, we entered into an employment agreement with our Vice President, General Counsel and Corporate Secretary, Keith S. Omsberg. Pursuant to the terms of this agreement, as amended, Mr. Omsberg is entitled to certain compensation and benefits, payable in a lump sum (with the exception of health benefits, which would be reimbursed monthly) within 30 days of the applicable event (or such later date as is required for compliance with tax laws governing deferred compensation) and provided in the case of a termination other than for death, disability, or cause or a voluntary termination by Mr. Omsberg, Mr. Omsberg signs a separation agreement and release. The following table describes the maximum potential payments that would have been due to Mr. Omsberg as of September 30, 2010, upon designated situations outlined in his employment agreement.

Benefits and Payments Upon Termination	Voluntary Termination(1)	Involuntary for Cause Termination(1)	Involuntary not for Cause Termination(2)	Voluntary Termination With Good Reason(2)	Death or Disability(2)	Change of Control(3)
Salary	$ 6,577	$ 6,577	$196,577	$196,577	$196,577	$386,577
Bonus	—	—	—	—	—	121,000
Performance stock units(4)	—	—	—	—	—	—
Health benefits	—	—	12,000	12,000	12,000	18,000
Perquisites	—	—	—	—	—	—
Accrued PTO	18,182	18,182	18,182	18,182	18,182	18,182
Total company obligation	**24,759**	**24,759**	**226,759**	**226,759**	**226,759**	**543,759**
Stock options(5)	3,870	3,870	3,870	3,870	3,870	11,610
Total employee benefit	**$28,629**	**$28,629**	**$230,629**	**$230,629**	**$230,629**	**$555,369**

(1) Amounts reflect maximum salary earned but not paid through September 30, 2010, accrued prior year bonus not paid prior to date of termination and personal time off accrued through September 30, 2010.

(2) Amounts reflect maximum salary earned but not paid prior to September 30, 2010, accrued prior year bonus not paid prior to date of termination, one year's base salary, twelve months' continuation of health benefits and personal time off accrued through September 30, 2010.

(3) Amounts shown are payable in the event of a termination of Mr. Omsberg's employment by Tier without cause, or a resignation by Mr. Omsberg for good reason, within one year after a change of control, and reflect maximum salary earned but not paid prior to date of termination, accrued prior year bonus not paid prior to date of termination, two times (a) base salary and (b) bonus equal to the average bonus paid over the preceding three years, immediate vesting of options that would have vested within eighteen months of the termination of Mr. Omsberg's employment, full vesting of all performance stock units awarded in accordance with the PSU Plan (if any), eighteen months' continuation of health benefits and personal time off accrued through September 30, 2010.

(4) As of September 30, 2010, the stock price performance targets that trigger the award of performance stock units had not been met, therefore no units were considered awarded or vested for purposes of the table above. In the event Mr. Omsberg's employment terminates within 24 months of a change of control due to his death, disability, termination by Tier without cause, or resignation by Mr. Omsberg for good reason, all PSUs previously awarded (if any) will vest in full.

(5) The amount represents the value of vested, in-the-money options as of September 30, 2010 at a closing price of $5.54 less the cost to the employee to exercise the options at their exercise price.

Former Executive Officers

In August 2010, Tier and Ms. Vellayan entered into a severance agreement and release of claims in connection with Ms. Vellayan's departure from the company. Consistent with her employment agreement, the severance agreement provided that she was entitled to a lump-sum payment equal to $275,000 (one times her base salary) and to payment by Tier of medical insurance premiums for her and her covered beneficiaries for 12 months (Ms. Vellayan did not participate in Tier's benefits programs, as such she was not eligible for COBRA), subject to certain limitations. In addition, following negotiations with Ms. Vellayan, we also agreed to pay her the base salary that would have been due to her between August 17, 2010 and October 1, 2010 in a lump sum payment in the amount of $37,019, accelerate the vesting of 40,000 shares subject to stock options held by her that would otherwise have been unvested as of her separation date (which had a value of $75,575 at September 30, 2010 at a closing price of $5.54 less the cost of Ms. Vellayan to exercise the options), and pay her a pro-rata portion of her bonus if a bonus were paid to Tier's senior executives for the achievement of performance targets and performance metrics for fiscal year 2010, in each case subject to certain limitations.

Pursuant to the employment agreement dated as of April 30, 2008 between Tier and Mr. Rossetti, Mr. Rossetti was entitled to the payments specified in the employment agreement upon the execution of a separation agreement and release. In December 2010, Mr. Rossetti executed a separation agreement and release in substantially the form provided for by the employment agreement, and the amount that Tier paid Mr. Rossetti pursuant to the separation agreement was determined substantially in the manner required by the employment agreement. The payments made by Tier under the separation agreement consisted of $1,251,132, which equaled the sum of (1) $347,628, equaling the average historic bonus (as defined in the employment agreement) of $463,504, prorated by multiplying the bonus by 9/12ths, (2) $863,504, equaling one times Mr. Rossetti's base salary of $400,000 as in effect on the effective date of his departure from Tier, plus the average historic bonus, and (3) $40,000 in legal fees and expenses with respect to Mr. Rossetti's obtaining legal counsel with respect to separation from the Company and the separation agreement and release. Pursuant to Mr. Rossetti's separation agreement, Tier is obligated to pay the premiums for Mr. Rossetti (which premiums are currently $987.17 per month) and any covered beneficiary's coverage under COBRA health continuation benefits through June 29, 2011 (or such lesser period in which the individuals are eligible for such coverage). In addition, under the separation agreement, Mr. Rossetti's options to purchase Tier common stock, all of which are fully vested, will remain exercisable accordingly to their respective terms, and RSUs may be issued to Mr. Rossetti under his EVA Plan, on or before March 26, 2011 if some or all of the performance targets set forth in the EVA Plan are achieved or a change in control of Tier occurs prior to that date in which the performance targets are met, but if the performance targets in the EVA Plan have not been achieved, directly or through a change in control of Tier, by March 26, 2011, then Mr. Rossetti's rights to receive RSUs under that plan will expire.

DIRECTOR COMPENSATION

The Governance and Nominating Committee of the Board determines the compensation of our non-employee Board members. Compensation is generally reviewed annually, and more frequently when the Governance and Nominating Committee deems necessary. In addition to the results of peer group studies, prior annual retainers and per-meeting fees are taken into account to determine overall compensation.

The following table describes the compensation program for our non-employee directors:

Pay Component	Fiscal 2010
Board retainer (payable quarterly in arrears)	$20,000
Board member fee (per meeting)	
In-person meeting	1,000
Telephonic meeting	500
Committee chair retainer (payable quarterly in arrears)	
Audit committee	5,000
All other committees	2,500
Committee meeting fee (per meeting)	
In-person meeting	1,000
Telephonic meeting	500
Lead director/ Chairman retainer (payable quarterly in arrears)	5,000

In addition, we reimburse our Board members for reasonable expenses, including travel related expenses, incurred to attend Board and/or committee meetings.

For fiscal year 2010, our Board members (other than Mr. Hart and Mr. Rossetti) were granted 9,000 restricted stock units in connection with the annual stockholder meeting. These restricted stock units are payable in cash and vest in full one year from the date of grant, subject to full vesting in the event of a change of control. The vesting and payout provisions of the restricted stock units under the circumstances described below are as follows:

- Death and disability — Pro rata vesting through the date of death or disability; immediate payout
- Voluntary resignation — Pro rata vesting through the date of resignation; payable at end of one-year vesting period
- Termination for cause — Forfeit entire award
- Change of control — 100% vesting, payable on date of change of control

Mr. Hart, the only director who is also a Tier employee, receives no compensation for serving as a director. During the periods in which they served as chief executive officer, Mr. Rossetti and Mr. Berger did not receive compensation for serving as directors.

Fiscal 2010 Director Compensation

For our fiscal year ended September 30, 2010, our directors were compensated in the manner described above. The following table sets forth information regarding the compensation of our non-employee directors for the fiscal year ended September 30, 2010. Compensation information for Mr. Berger and Mr. Rossetti is included in the Summary Compensation Table on page 17.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
John J. Delucca *(Chair Audit Committee)*	$48,155	$72,900	$121,055
Daniel J. Donohue(2)	18,000	—	18,000
Morgan P. Guenther *(Chair Governance and Nominating Committee)*	53,500	72,900	126,400
Philip G. Heasley *(Chairman of the Board (beginning April 2010); Chair Compensation Committee; and Lead Director (through April 2010))*	58,000	72,900	130,900
Michael R. Murphy(2)	24,000	—	24,000
David A. Poe *(Chair Data Security Committee, Chair Succession Planning Committee)*	38,522	72,900	111,422
Zachary F. Sadek	43,500	72,900	116,400

(1) The amounts reflect the aggregate grant date fair value of restricted stock units awarded to each member elected to the Board of Directors at the 2010 annual meeting. In accordance with ASC 718 the amount is calculated as shares awarded (9,000) multiplied by the closing price of Tier common stock on May 11, 2010 (the date of award).

(2) Messrs. Donohue and Murphy did not stand for re-election at our 2010 annual meeting.

The following table shows the aggregate number of stock awards and option awards outstanding at the end of fiscal year 2010 for each director:

Name	Stock Awards Outstanding	Options Outstanding
John J. Delucca	18,000	40,000
Morgan P. Guenther	18,000	140,000
Philip G. Heasley	18,000	10,002
David A. Poe	18,000	6,668
Zachary F. Sadek	18,000	—

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board, and the Board approved, that the Compensation Discussion and Analysis be included in this annual report on Form 10-K as amended, and in the proxy statement for our 2011 annual meeting.

The foregoing report is given by the members of the Compensation Committee: Philip G. Heasley (Chair), Morgan P. Guenther, and Zachary F. Sadek.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2010, the members of the Compensation Committee were Messrs. Guenther, Heasley, Sadek (as of June 2010) and Murphy (through April 2010), none of whom was a current or former officer or employee of Tier and none of whom had any related person transaction involving Tier. No interlocking relationships exist between the Board of Directors or the Compensation Committee and the board of directors or the compensation committee of any other entity.

ITEM 12 — *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

STOCK OWNERSHIP

Directors and Executive Officers

The following table sets forth certain information regarding the ownership of our common stock as of January 26, 2011 by: (i) each director and director nominee; (ii) each of our named executive officers; and (iii) all executive officers and directors of Tier as a group. Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power.

	Common Stock Beneficially Owned	
Name of Beneficial Owner(1)	Total Number of Shares	Percent of Class(2)
Alex P. Hart	—	*
Charles W. Berger	140,000(3)	*
John J. Delucca	50,000(4)	*
Morgan P. Guenther	140,000(3)	*
Philip Heasley	21,102(5)	*
David A. Poe	6,668(3)	*
Zachary Sadek	1,799,321(6)	10.8%
Ronald W. Johnston	163,333(3)	1.0%
Keith Kendrick	60,000(3)	*
Keith S. Omsberg	52,500(3)	*
Ronald L. Rossetti	409,500(7)	2.4%
All directors and executive officers as a group (12 persons)	2,842,424(8)	16.2%

* Less than 1%

(1) Address: 11130 Sunrise Valley Drive, Suite 300, Reston, Virginia 20191, unless otherwise specified.

(2) The percentages shown are based on 16,591,151 shares of common stock outstanding as of January 26, 2011.

(3) Consists entirely of shares issuable upon the exercise of options exercisable on or before March 27, 2011.

(4) Includes 40,000 shares issuable upon the exercise of options exercisable on or before March 27, 2011.

(5) Includes 10,002 shares issuable upon the exercise of options exercisable on or before March 27, 2011.

(6) Address: 265 Franklin Street, 18th Floor, Boston, Massachusetts 02110. Based solely on information contained in a Schedule 13D/A filed with the SEC on January 15, 2010 by Giant Investment, LLC, ("Giant"); Parthenon Investors II, L.P. ("Parthenon"); PCap Partners II, LLC ("PCap Partners"); PCap II, LLC ("PCap II"); John C. Rutherford; and Ernest K. Jacquet (collectively, the "Parthenon Group"). Parthenon is a managing member of Giant, PCap Partners is a general partner of Parthenon, and PCap II is a managing member of PCap Partners. Giant directly beneficially owns 1,799,321 shares of common stock. As parents of Giant, Parthenon, PCap Partners and PCap II may be deemed to beneficially own their proportional interest in the shares of common stock directly and beneficially owned by Giant, comprising 1,748,401 shares of common stock. John C. Rutherford and Ernest K. Jacquet are control persons of various entities indirectly investing in Giant and may be deemed to beneficially own a proportional interest in the shares of common stock owned by Giant, comprising 1,799,321 shares of common stock. In addition, Exhibit 99.2 to a Schedule 13D/A filed by the Parthenon Group on January 6, 2009 indicated that Mr. Sadek, as a Vice President of PCap Managers LLC, an affiliate of Giant, may be deemed to indirectly beneficially own all of the shares directly beneficially owned by Giant, but that Mr. Sadek disclaims any such beneficial ownership.

(7) Includes 360,000 shares issuable upon the exercise of options exercisable on or before March 27, 2011.

(8) Includes 972,503 shares issuable upon the exercise of options exercisable on or before March 27, 2011.

Significant Stockholders

The following table lists certain persons known by Tier to own beneficially more than five percent of Tier's outstanding shares of common stock as of January 26, 2011.

	Common Stock Beneficially Owned	
Name of Beneficial Owner	Total Number of Shares	Percent of Class(1)
Discovery Group I, LLC(2)	2,459,404	14.8%
Wells Fargo & Company(3)	2,414,728	14.6%
Giant Investment, LLC(4)	1,799,321	10.8%
Heartland Advisors, Inc.(5)	1,717,474	10.4%
Dimensional Fund Advisors LP(6)	1,450,931	8.7%

(1) The percentages shown are based on 16,591,151 shares of common stock outstanding as of January 26, 2011.

(2) Address: 191 North Wacker Drive, Suite 1685, Chicago, Illinois 60606. Based solely on information contained in a Schedule 13D/A filed with the SEC by Discovery Group I, LLC on January 21, 2011. Discovery Group I, LLC is the sole general partner of Discovery Equity Partners, L.P. Discovery Equity Partners, L.P. beneficially owns 2,109,667 shares of common stock and Discovery Group I, LLC beneficially owns 2,459,404 shares of common stock. Daniel J. Donoghue and Michael R. Murphy, each of whom is a member of our Board of Directors, are the sole managing members of Discovery Group I, LLC and may be deemed to beneficially own 2,459,404 shares of common stock.

(3) Address: For Wells Fargo & Company, 420 Montgomery Street, San Francisco, California 94104; for Wells Capital Management Incorporated, 525 Market Street, 10th Floor, San Francisco, California 94105. Based solely on information contained in a Schedule 13G/A filed with the SEC on January 20, 2011 by Wells Fargo & Company and its subsidiary, Wells Capital Management Incorporated. This table reflects the shares of common stock owned by Wells Fargo & Company and Wells Capital Management Incorporated as of December 31, 2010.

(4) Address: 265 Franklin Street, 18th Floor, Boston, Massachusetts 02110. Based solely on information contained in a Schedule 13D/A filed with the SEC on January 15, 2010 by Giant Investment, LLC, ("Giant"); Parthenon Investors II, L.P. ("Parthenon"); PCap Partners II, LLC ("PCap Partners"); PCap II, LLC ("PCap II"); John C. Rutherford; and Ernest K. Jacquet (collectively, the "Parthenon Group"). Parthenon is a managing member of Giant, PCap Partners is a general partner of Parthenon, and PCap II is a managing member of PCap Partners. Giant directly beneficially owns 1,799,321 shares of common stock. As parents of Giant, Parthenon, PCap Partners and PCap II may be deemed to beneficially own their proportional interest in the shares of common

stock directly and beneficially owned by Giant, comprising 1,748,401 shares of common stock. John C. Rutherford and Ernest K. Jacquet are control persons of various entities indirectly investing in Giant and may be deemed to beneficially own a proportional interest in the shares of common stock owned by Giant, comprising 1,799,321 shares of common stock. In addition, Exhibit 99.2 to a Schedule 13D/A filed by the Parthenon Group on January 6, 2009 indicated that Mr. Sadek, who is a member of our Board of directors, may be deemed to indirectly beneficially own all of the shares directly beneficially owned by Giant due to his position as a Vice President of PCap Managers LLC, an affiliate of Giant, but that Mr. Sadek disclaims any such beneficial ownership.

(5) Address: 789 North Water Street, Milwaukee, Wisconsin 53202. Based solely on information contained in a Schedule 13G/A filed with the SEC by Heartland Advisors, Inc. on February 10, 2010. This table reflects the shares of common stock that may be deemed beneficially owned by (1) Heartland Advisors, Inc., by virtue of its investment discretion and voting authority granted by certain clients, and (2) William J. Nasgovitz, as a result of his ownership interest in Heartland Advisors, Inc, in each case as of December 31, 2009. Heartland Advisors, Inc. and Mr. Nasgovitz specifically disclaim beneficial ownership of these shares.

(6) Address: Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. Based solely on information contained in a Schedule 13G/A filed with the SEC by Dimensional Fund Advisors LP ("Dimensional") on February 10, 2010. In its role as an investment advisor or manager to certain investment companies, trusts and accounts (the "Funds"), Dimensional possesses investment and/or voting power over the shares shown in the table above, and may be deemed to be the beneficial owner of such shares. However, all shares reported above are owned by the Funds, and Dimensional disclaims beneficial ownership of such shares. This table reflects the shares of common stock deemed beneficially owned by Dimensional as of December 31, 2009.

Equity Compensation Plan Information

The following table provides information about the securities authorized for issuance under our equity compensation plan as of September 30, 2010:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrant and Rights (In thousands)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (In thousands)
Equity compensation plans:			
Approved by security holders	2,353	$7.53	1,340
Not approved by security holders	100	5.06	—
Total	**2,453**	**$7.43**	**1,340**

Shares shown in the table above that were not approved by stockholders consist of shares issuable pursuant to a Nonstatutory Stock Option Agreement for Inducement Grant entered into between Tier and Alex P. Hart, our President and CEO. The agreement grants Mr. Hart an option to purchase 100,000 shares of our common stock at an exercise price of $5.06, the closing price of the common stock as of August 16, 2010, the date of grant. The option was granted to Mr. Hart as a material inducement to his accepting employment with us, pursuant to an exemption from Nasdaq's stockholder approval requirements.

ITEM 13 — *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

Certain Relationships and Related Transactions

Related Person Transaction Policy

The Board has adopted a written policy and procedures for review, approval, and ratification of transactions involving Tier and "related persons". Related persons include Tier's executive officers, directors, 5% or more beneficial owners of our common stock, immediate family members of these persons, and entities in which one of these persons has a direct or indirect material interest. The policy covers any related person transaction exceeding $50,000 in which a related person had or will have a direct or indirect material interest.

Policies and Procedures for Review, Approval, or Ratification of Related Person Transactions

We use the following policies and procedures in connection with the review, approval, or ratification of related person transactions:

- Any related person transaction proposed to be entered into by Tier must be reported to our General Counsel.
- The Governance and Nominating Committee shall review and approve all related person transactions, prior to effectiveness or consummation of the transaction, whenever practicable.
- If the General Counsel determines that advance approval of a related person transaction is not practicable under the circumstances, the Governance and Nominating Committee shall review and, in its discretion, may ratify the related person transaction at the next Governance and Nominating Committee meeting, or at the next meeting following the date that the related person transaction comes to the attention of the General Counsel; provided, however, that the General Counsel may present a related person transaction arising in the time period between meetings of the Governance and Nominating Committee to the Chair of the Governance and Nominating Committee, who shall review and may approve the related person transaction, subject to ratification by the Governance and Nominating Committee at the next meeting.
- Previously approved transactions of an ongoing nature shall be reviewed by the Governance and Nominating Committee annually to ensure that such transactions have been conducted in accordance with the previous approval granted by the Governance and Nominating Committee, if any, and that all required disclosures regarding the related person transaction are made.

Standards for Review, Approval, or Ratification of Related Person Transactions

The Committee reviews, approves, or ratifies a related party transaction primarily based on the following standards:

- the related person's interest in the transaction, the dollar value of the amount involved, and the dollar value of the amount of the related person's interest, without regard to profit or loss;
- whether the transaction was undertaken in the ordinary course of business;
- whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;
- the purpose of, and potential benefits to us of, the transaction; and
- any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Committee may approve or ratify the transaction only if the Committee determines that, under all of the circumstances, the transaction is in Tier's best interests. The Committee may impose any conditions on the related person transaction that it deems appropriate.

Transactions not covered by Related Person Transaction Policy

1. Our Board has determined that specific types of interests and transactions identified in the policy do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of the policy, including:

2. interests arising solely from the related person's position as an executive officer of another entity (whether or not the person is also a director of such entity) that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction with the

Company and do not receive any special benefits as a result of the transaction and (c) the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction;

3. a transaction that is specifically contemplated by provisions of our charter or bylaws; and

4. transactions that do not constitute related person transactions pursuant to the instructions to the SEC's related person transaction disclosure rule.

In February 2010 we signed an agreement with two entities affiliated with two members of our board who did not stand for re-election at our 2010 annual meeting of stockholders, Discovery Equity Partners, L.P. and Discovery Group I, LLC, which we refer to as Discovery, with respect to our 2010 annual meeting of stockholders and other matters. The agreement provided, among other things, for Tier to reimburse Discovery $175,000 for expenses related to its costs associated with our 2009 annual meeting of stockholders. This payment, due to Discovery within five days of our 2010 annual meeting of stockholders, which occurred on April 8, 2010, was made on April 13, 2010. We also agreed to pay $55,000 in legal expenses on behalf of Discovery. In addition, pursuant to this agreement we accelerated the vesting of restricted stock units awarded to those two board members, effective on March 20, 2012.

In December 2010, we entered into a separation agreement and release with Mr. Rossetti pursuant to which we paid Mr. Rossetti approximately $1.3 million in connection with his departure from the position of CEO. The separation agreement is in substantially the form provided for by the employment agreement between Tier and Mr. Rossetti dated April 30, 2008, and the amount that Tier paid Mr. Rossetti pursuant to the separation agreement was determined substantially in the manner required by the employment agreement.

The agreement with Discovery and the separation agreement with Mr. Rossetti were approved under our related person transaction policy.

Director Independence

Under NASDAQ rules, a director will only qualify as an "independent director" if, in the opinion of our Board, the person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board determined that each of its current directors other than Mr. Hart and Mr. Rossetti — that is, each of Charles W. Berger, John J. Delucca, Morgan P. Guenther, Philip G. Heasley, David A. Poe, and Zachary F. Sadek — does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under Rule 5605(a)(2) of the NASDAQ Stock Market, Inc. Listing Rules. Daniel J. Donoghue and Michael R. Murphy served on our Board of Directors during the fiscal year ended September 30, 2010; their terms of office expired when they did not seek reelection at the 2010 annual meeting. Our board previously determined that Messrs. Donoghue and Murphy did not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors was an "independent director" as defined under Rule 5605(a)(2) of the NASDAQ Stock Market, Inc. Listing Rules.

ITEM 14 — *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The aggregate fees billed by McGladrey & Pullen LLP, or McGladrey, to us for the fiscal years ended September 30, 2010 and 2009 are as follows:

	2010	2009
	(In thousands)	
Audit Fees(1)	$435	$539
Audit Related Fees	—	52
Tax Fees	—	—
All Other Fees(2)	80	—
Total	$515	$591

(1) Represents fees for the audit of our financial statements, review of our quarterly financial statements, audit of our internal controls, and advice on accounting matters directly related to the audit and audit services provided in connection with other statutory and regulatory filings.

(2) Represents fees associated with SAS 70 audit and SAS 70 readiness review services related to our EPS operations.

The Audit Committee has a policy requiring that it approve the scope, extent, and associated fees of any audit services provided by our independent registered public accounting firm and that it pre-approve all non-audit related services performed by the independent registered public accounting firm. For the fiscal year ended September 30, 2010, the Audit Committee pre-approved 100% of the services performed by McGladrey and did not rely on the *de minimis* exception under Rule 2-01(c)(7)(i)(C) of Regulation S-X under the Exchange Act.

PART IV

ITEM 15 — *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) No financial statements or schedules are filed with this report on Form 10-K/A.

Exhibits

Exhibit Number	Exhibit Description
2.1	Purchase and Sale Agreement between Tier Technologies, Inc. and Informatix, Inc., dated June 30, 2008(1)
2.2	Asset Purchase Agreement between Tier Technologies, Inc., Cowboy Acquisition Company and ChoicePay, Inc., dated as of January 13, 2009(2)
3.1	Restated Certificate of Incorporation(3)
3.2	Amended and Restated Bylaws of Tier Technologies, Inc., as amended(4)
4.1	Form of common stock certificate(3)
4.2	See Exhibits 3.1 and 3.2, for provisions of the Restated Certificate of Incorporation and Amended and Restated Bylaws, as amended of the Registrant defining rights of the holders of common stock of the Registrant
10.1	Amended and Restated 1996 Equity Incentive Plan, dated January 28, 1999(5)*
10.2	Form of Incentive Stock Option Agreement under the Registrant's Amended and Restated 1996 Equity Incentive Plan(6)*
10.3	Form of Nonstatutory Stock Option Agreement under the Registrant's Amended and Restated 1996 Equity Incentive Plan(6)*
10.4	Amended and Restated 2004 Stock Incentive Plan(7)*
10.5	Form of Incentive Stock Option Agreement under the Registrant's Amended and Restated 2004 Stock Incentive Plan(7)*
10.6	Form of Nonstatutory Stock Option Agreement under the Registrant's Amended and Restated 2004 Stock Incentive Plan(7)*
10.7	Form of Restricted Stock Agreement under the Registrant's Amended and Restated 2004 Stock Incentive Plan(7)*
10.8	Form of California Indemnification Agreement(8)
10.9	Form of Delaware Indemnification Agreement for officers(9)
10.10	Form of Delaware Indemnification Agreement for directors(9)
10.11	Tier Corporation 401(k) Plan, Summary Plan Description(8)*
10.12	Supplemental Indemnity Agreement by and between Registrant and Bruce R. Spector, dated September 2, 2004(10)*
10.13	Amended and Restated Credit and Security Agreement between the Registrant, Official Payments Corporation, EPOS Corporation and City National Bank dated March 6, 2006(11)

Exhibit Number	Exhibit Description
10.14	Employment Agreement between Tier Technologies, Inc., and Ronald L. Rossetti, dated July 26, 2006(12)*
10.15	Non-Statutory Stock Option Agreement between Tier and Ronald L. Rossetti, dated July 26, 2006(12)*
10.16	Option Grants awarded to Charles Berger, Morgan Guenther, and fifteen other employees, dated August 24, 2006(13)*
10.17	First Amendment to Amended and Restated Credit and Security Agreement dated March 20, 2007 between the Registrant, Official Payments Corporation, EPOS Corporation and City National Bank(14)
10.18	Second Amendment to Amended and Restated Credit and Security Agreement dated September 26, 2007 between the Registrant, Official Payments Corporation, EPOS Corporation and City National Bank(15)
10.19	Share Repurchase Agreement between CPAS Systems, Inc., Tier Ventures Corporation and Tier Technologies, Inc. dated June 29, 2007(16)
10.20	Employment Agreement between Tier Technologies, Inc. and Ronald L. Rossetti, dated April 30, 2008.(17)*
10.21	Employment Agreement between Tier Technologies, Inc. and Keith Kendrick, dated June 30, 2008(18)*
10.22	Employment Agreement between Tier Technologies, Inc. and Ronald W. Johnston, dated July 1, 2008(18)*
10.23	Third Amendment to Amended and Restated Credit and Security Agreement between Tier Technologies, Inc., Official Payments Corporation, EPOS Corporation and City National Bank dated September 29, 2008(19)
10.24	Employment Agreement between Tier Technologies, Inc. and Nina K. Vellayan, dated September 22, 2008(20)
10.25	Enterprise Value Award Plan Amendment to Reflect Supplemental Award dated December 4, 2008 between Tier Technologies, Inc. and Ronald L. Rossetti(21)*
10.26	Tier Technologies, Inc. Executive Performance Stock Unit Plan(22)*
10.27	Employment Agreement between Tier Technologies, Inc. and Keith Omsberg, effective as of May 6, 2009(23)*
10.28	Renewal Letter: Short Clear Extension of Termination Date between Tier Technologies, Inc., Official Payments Corporation, EPOS Corporation and City National Bank(24)
10.29	Solicitation/Contract/Order for Commercial Items dated April 3, 2009 between the Internal Revenue Service and Official Payments Corporation(25)
10.30	Amendment of Solicitation/Modification of Contract No. 0001 dated October 30, 2009 between the Internal Revenue Service and Official Payments Corporation(25)
10.31	Amendment of Solicitation/Modification of Contract No. 0002 dated January 4, 2010 between the Internal Revenue Service and Official Payments Corporation(25)
10.32	Amendment of Solicitation/Modification of Contract No. 0003 dated March 29, 2010 between the Internal Revenue Service and Official Payments Corporation(25)
10.33	Amendment of Solicitation/Modification of Contract No. 0004 dated March 30, 2010 between the Internal Revenue Service and Official Payments Corporation(25)
10.34	Amendment of Solicitation/Modification of Contract No. 0005 dated April 15, 2010 between the Internal Revenue Service and Official Payments Corporation(25)
10.35	Deed of Lease agreement between Tier Technologies, Inc. and Sunrise Campus Investors, LLC, dated December 9, 2009.(26)
10.36	Agreement dated as of January 8, 2010 among Giant Investment, LLC, Parthenon Investors II, L.P., PCap Partners II, LLC, PCap II, LLC, John C. Rutherford, and Tier Technologies, Inc.(27)
10.37	Agreement dated February 25, 2010 among Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue, and Michael R. Murphy and Tier Technologies, Inc.(28)
10.38	Fourth Amendment to Amended and Restated Credit and Security Agreement dated January 14, 2010 between Tier Technologies, Inc., Official Payments Corporation and City National Bank.(29)
10.39	Letter Agreement dated July 15, 2010 between Charles W. Berger and Tier Technologies, Inc.(30)
10.40	Employment Agreement between Tier Technologies, Inc. and Alex P. Hart, dated August 10, 2010(31)

Exhibit Number	Exhibit Description
10.41	First amendment to Employment Agreement between Tier Technologies, Inc and Alex P. Hart, dated August 13, 2010(32)
10.42	Severance Agreement and Release of Claims dated August 17, 2010 between Nina Vellayan and Tier Technologies, Inc.(33)
10.43	Amendment of Solicitation/Modification of Contract No. 0006 dated July 12, 2010 between the Internal Revenue Service and Official Payments Corporation(34)‡
10.44	Letter of amendment to Employment Agreement dated August 31, 2010, between Ronald W. Johnston and Tier Technologies, Inc.(34)*
10.45	Letter of amendment to Employment Agreement dated November 3, 2010, between Keith Omsberg and Tier Technologies, Inc.(34)*
10.46	Employment Agreement between Tier Technologies, Inc. and Atul Garg, dated October 19, 2010(34)*
10.47	Nonstatutory Stock Option Agreement for Inducement Grant between Tier Technologies, Inc. and Alex P. Hart(34)*
10.48	Incentive and Nonstatutory Stock Option Agreement between Tier Technologies, Inc. and Alex P. Hart(34)*
21.1	Subsidiaries of the Registrant(34)
23.1	Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm(34)
31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934(34)
31.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934(34)
31.3	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934†
31.4	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934†
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(34)
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(34)

---

* Management contract or compensatory plan required to be filed as an exhibit to this report

† Filed as an exhibit to this report

‡ Confidential treatment requested as to certain portions, which portions were omitted and filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Request.

(1) Filed as an exhibit to Form 10-Q, filed July 7, 2008, and incorporated herein by reference

(2) Filed as an exhibit to Form 8-K, filed on January 20, 2009, and incorporated herein by reference

(3) Filed as an exhibit to Form 8-K, filed on July 19, 2005, and incorporated herein by reference

(4) Filed as an exhibit to Form 8-K, filed on February 24, 2009, and incorporated herein by reference

(5) Filed as an exhibit to Form 10-Q, filed May 11, 2001, and incorporated herein by reference

(6) Filed as an exhibit to Form 8-K, filed November 12, 2004, and incorporated herein by reference

(7) Filed as an exhibit to Form 8-K, filed July 5, 2005 and incorporated herein by reference

(8) Filed as an exhibit to Form S-1 (No. 333-37661), filed on October 10, 1997, and incorporated herein by reference

(9) Filed as an exhibit to Form 10-K, filed December 14, 2007, and incorporated herein by reference

(10) Filed as an exhibit to Form 10-K, filed December 28, 2004, and incorporated herein by reference

(11) Filed as an exhibit to Form 8-K, filed March 9, 2006, and incorporated herein by reference

(12) Filed as an exhibit to Form 8-K, filed August 1, 2006, and incorporated herein by reference

(13) Filed as a Form 8-K, filed August 29, 2006, and incorporated herein by reference
(14) Filed as an exhibit to Form 8-K, filed March 28, 2007, and incorporated herein by reference
(15) Filed as an exhibit to Form 8-K, filed September 27, 2007, and incorporated herein by reference
(16) Filed as an exhibit to Form 8-K, filed July 3, 2007, and incorporated herein by reference
(17) Filed as an exhibit to Form 10-Q, filed May 6, 2008, and incorporated herein by reference
(18) Filed as an exhibit to Form 8-K, filed July 7, 2008, and incorporated herein by reference
(19) Filed as an exhibit to Form 8-K, filed October 3, 2008, and incorporated herein by reference
(20) Filed as an exhibit to Form 10-K, filed December 8, 2008, and incorporated herein by reference
(21) Filed as an exhibit to Form 10-Q, filed May 11, 2009, and incorporated herein by reference
(22) Filed as a Form 8-K, filed January 22, 2009, and incorporated herein by reference
(23) Filed as an exhibit to Form 8-K, filed May 19, 2009, and incorporated herein by reference
(24) Filed as an exhibit to Form 10-K, filed November 10, 2009, and incorporated herein by reference
(25) Filed as an exhibit to Form 10-K/A (Amendment 3), filed June 22, 2010 and incorporated herein by reference
(26) Filed as an exhibit to Form 10-Q, filed February 9, 2010, and incorporated herein by reference
(27) Filed as an exhibit to Form 8-K, filed January 11, 2010, and incorporated herein by reference
(28) Filed as an exhibit to Form 8-K, filed March 1, 2010, and incorporated herein by reference
(29) Filed as an exhibit to Form 10-Q, filed May 10, 2010, and incorporated herein by reference
(30) Filed as an exhibit to Form 8-K, filed July 19, 2010, and incorporated herein by reference
(31) Filed as an exhibit to Form 8-K, filed August 11, 2010, and incorporated herein by reference
(32) Filed as an exhibit to Form 8-K, filed August 18, 2010, and incorporated herein by reference
(33) Filed as an exhibit to Form 8-K, filed August 18, 2010, and incorporated herein by reference
(34) Previously filed as an exhibit to Form 10-K filed November 22, 2010

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIER TECHNOLOGIES, INC.

By: /s/ Alex P. Hart

Alex P. Hart
President, Chief Executive Officer

Dated: January 28, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ALEX P. HART Alex P. Hart	President, Chief Executive Officer (principal executive officer)	January 28, 2011
/s/ RONALD W. JOHNSTON Ronald W. Johnston	Chief Financial Officer (principal financial officer and principal accounting officer)	January 28, 2011
/s/ CHARLES W. BERGER Charles W. Berger	Director	January 28, 2011
/s/ JOHN J. DELUCCA John J. Delucca	Director	January 28, 2011
/s/ MORGAN P. GUENTHER Morgan P. Guenther	Director	January 28, 2011
/s/ PHILIP G. HEASLEY Philip G. Heasley	Director	January 28, 2011
/s/ DAVID A. POE David A. Poe	Director	January 28, 2011
/s/ RONALD L. ROSSETTI Ronald L. Rossetti	Director	January 28, 2011
/s/ ZACHARY F. SADEK Zachary F. Sadek	Director	January 28, 2011